As filed with the Securities and Exchange Commission on February 11, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NeuroOne Medical Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	3841	27-0863354
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

10901 Red Circle Drive, Suite 150
Minnetonka, MN 55343

952-237-7412

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Rosa

10901 Red Circle Drive, Suite 150
Minnetonka, MN 55343

952-237-7412

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Phillip D. Torrence, Esq.

Gabrielle L. Sims, Esq.

Honigman LLP

650 Trade Centre Way, Suite 200

Kalamazoo, MI 49002

Phone: (269) 337-7702

Fax: (269) 337-7703

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	1,230,400	$5.40	$6,644,160	$805.28

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers any additional number of additional shares of common stock issuable upon stock splits, stock dividends, dividends or other distribution, recapitalization or similar events with respect to the shares of common stock being registered pursuant to this registration statement

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act, using the average of the high and low prices of our common stock as reported on the OTCQB on February 5, 2019, a date within five business days prior to the date of filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities under this prospectus until the registration statement of which it is a part and filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS, SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2019

NeuroOne Medical Technologies Corporation

1,230,400 Shares of Common Stock Offered by Selling Stockholders

This prospectus relates to the public offering of up to 1,230,400 shares of common stock of NeuroOne Medical Technologies Corporation (the “Company”) by the selling stockholders listed on page 43 (the “Selling Stockholders”), which includes (i) 615,200 outstanding shares of our common stock, par value $0.001 per share (the “Common Stock”) and (ii) an aggregate of 615,200 shares of our Common Stock (the “Warrant Shares”) issuable upon exercise of common stock purchase warrants (the “Warrants”). We are registering these shares on behalf of the Selling Stockholders, to be offered and sold by them from time to time.

We are not selling any securities under this prospectus and we will not receive proceeds from the sale of Common Stock by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current applicable exercise price with respect to all of the 615,200 shares of Common Stock, would result in gross proceeds to the Company of $1,845,600.

We will pay the expenses of registering the shares of Common Stock offered by this prospectus, but all selling and other expenses incurred by each Selling Stockholder will be paid by such Selling Stockholder. The Selling Stockholders may sell the shares of our Common Stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The prices at which the Selling Stockholders may sell shares will be determined by the prevailing market price for shares of our Common Stock or in negotiated transactions.

Investing in our Common Stock involves a high degree of risk.  You should consider carefully the risk factors beginning on page 2 of this prospectus before purchasing any of the shares offered by this prospectus.

Our Common Stock is quoted on the OTCQB and trades under the symbol “NMTC.” The last reported sale price of our Common Stock on the OTCQB on February 5, 2019 was $5.40 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is       , 2019.

NEUROONE MEDICAL TECHNOLOGIES CORPORATION

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

i

ABOUT THIS PROSPECTUS

This prospectus relates to the resale from time to time of up to 1,230,400 shares of Common Stock of the Company by the Selling Stockholders listed on page 43, which includes shares of our Common Stock issuable upon the exercise of the Warrants, issued to the Selling Stockholders in private placements. We are not selling any shares of Common Stock under this prospectus and will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”). It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the securities being offered by the Selling Stockholders. You should review the information and exhibits in the registration statement for further information about us and the securities being offered hereby. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to the filings. You should review the complete document to evaluate these statements.

You should read this prospectus, any documents that we incorporate by reference in this prospectus and the additional information described below under “Additional Information” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus or any documents we incorporate by reference herein is accurate as of any date other than the date on the front of such document. Our business, financial condition, results of operations and prospects may have changed since those dates.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Common Stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included or incorporated by reference in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included or incorporated by reference in this prospectus, before deciding to buy shares of our Common Stock. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “the Company” and “our” refer to NeuroOne Medical Technologies Corporation, together with its subsidiary, NeuroOne Inc.

About Us

We are a medical technology company focused on the development and commercialization of thin film electrode technology for continuous electroencephalogram (cEEG) and stereoelectroencephalography (sEEG) recording, brain stimulation and ablation solutions for patients suffering from epilepsy, Parkinson’s disease, dystonia, essential tremors and other related brain related disorders. Additionally, we are investigating the potential applications of our technology associated with artificial intelligence. Members of our management team have held senior leadership positions at a number of medical technology and biopharmaceutical companies, including Boston Scientific, St. Jude Medical, Stryker Instruments, C.R. Bard, A-Med Systems, Sunshine Heart, Empi, Don-Joy and PMT Corporation.

Our principal executive offices are located at 10901 Red Circle Drive, Suite 150, Minnetonka, MN 55343, and our telephone number is 952-237-7412.

About this Offering

From July 9, 2018 through November 30, 2018, the Company entered into purchase agreements for a private placement (the “2018 Private Placement”) with the Selling Stockholders whereby we issued and sold 615,200 units at a price of $2.50 per unit for gross proceeds of approximately $1.5 million. Each unit consists of one share of Common Stock and a Warrant to purchase one share of Common Stock. The Warrants have an exercise price of $3.00 per share and are exercisable from the date of issuance through July 9, 2023 (five years following the first closing). For a detailed description of the transactions contemplated by the purchase agreements with the Selling Stockholders and the securities issued pursuant thereto, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

We filed the registration statement on Form S-1, of which this prospectus forms a part, to fulfill our contractual obligations under the registration rights agreements entered into concurrently with the purchase agreements with the Selling Stockholders to provide for the resale by the Selling Stockholders of the shares of Common Stock offered hereby.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. Before deciding whether to invest in our Common Stock, you should consider carefully the risks and uncertainties described under the section captioned “Risk Factors” contained in our most recent Transition Report on Form 10-KT and other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and in the documents incorporated by reference in this prospectus. We caution you that the risks and uncertainties we have described, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

Risks Related to Our Business

We have incurred significant operating losses since inception and cannot assure you that we will ever achieve or sustain profitability.

We have incurred losses since inception, and as of September 30, 2018 and December 31, 2017, we had an accumulated deficit of $10.5 million and $5.3 million, respectively, primarily as a result of expenses incurred in connection with our general and administrative expenses associated with our operations and from our research and development programs. We expect to continue to incur significant expenses and increasing operating costs resulting in net losses for the foreseeable future. To date, we have financed our operations primarily through debt and equity financings, and our primary activities have been limited to, and our limited resources have been dedicated to, performing business and financial planning, raising capital, recruiting personnel, negotiating with business partners and the licensors of our intellectual property and conducting development activities.

To implement our business strategy we need to, among other things, successfully complete the development, testing and 510(k) device submission to the Food and Drug Administration (“FDA”) for our cortical and strip electrodes for the diagnosis of epilepsy, successfully complete the development, testing and all required steps for regulatory approval of our depth electrodes for sEEG recording in the U.S., develop and introduce a minimally invasive delivery system for our cortical electrodes, develop an all-in-one diagnostic and therapeutic solution, successfully complete the necessary testing and clinical trials required for regulatory approval of our technology for ablation and stimulation therapies, gain approval for other brain or motor related disorders such as Parkinson’s with the therapeutic technologies developed for epilepsy, convince physicians and patients that our technology, if approved, represents an improvement over existing diagnostic or treatment options, hire direct experienced sales representatives to market our technology, if approved, in the United States, evaluate international opportunities and initiate and successfully complete the approval processes in targeted geographies and engage in beneficial partnerships that can leverage our core technology. We have never been profitable and do not expect to be profitable in the foreseeable future. We expect our expenses to increase significantly as we pursue our objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, and we expect to continue incurring significant expenses and operating losses over the next several years. Our prior losses have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Any additional operating losses may have an adverse effect on our stockholders’ equity, and we cannot assure you that we will ever be able to achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our Company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain regulatory approvals or continue our operations.

We have a limited operating history, making it difficult for you to evaluate our business and your investment.

Our operating subsidiary, NeuroOne, Inc. was incorporated on October 7, 2016, and our predecessor, NeuroOne LLC (the “LLC”), had very limited operations. We are an early-stage medical technology company developing comprehensive neuromodulation cEEG and sEEG monitoring, ablation, and brain stimulation solutions to diagnose and treat patients with epilepsy, Parkinson’s disease, essential tremors, and other brain related disorders. Our cortical strip technology under development has only been used by Mayo in five patients for research purposes and has not been tested in any clinical trials. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including but not limited to the absence of an operating history, lack of fully-developed or commercialized products, insufficient capital, expected substantial and continual losses for the foreseeable future, limited experience in dealing with regulatory issues, lack of manufacturing and marketing experience, need to rely on third parties for the development and commercialization of our proposed products, a competitive environment characterized by well-established and well-capitalized competitors and reliance on key personnel.

Since inception, we have not established any revenues or operations that will provide financial stability in the long term, and there can be no assurance that we will realize our plans on our projected timetable (or at all) in order to reach sustainable or profitable operations.

Investors are subject to all the risks incident to the creation and development of a new business and each investor should be prepared to withstand a complete loss of his, her or its investment. Furthermore, the accompanying financial statements have been prepared assuming that we will continue as a going concern. We have not emerged from the development stage, and may be unable to raise further equity. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Company has limited experience in medical device development and may not be able to successfully develop any device or therapy. Our ability to become profitable depends primarily on: our ability to develop our cortical strip, grid electrode and depth electrode technology, our successful completion of all necessary pre-clinical testing and clinical trials on such technology, our ability to obtain approval for such technology and, if approved, successfully commercialize such technology, our ongoing research and development efforts, the timing and cost of clinical trials, our ability to identify personnel with the necessary skill sets or enter into favorable alliances with third-parties who can provide substantial capabilities in clinical development, regulatory affairs, sales, marketing and distribution and our ability to obtain and maintain necessary intellectual property rights to such technology. Our limited experience in medical device development may make it more difficult for us to complete these tasks.

Even if we successfully develop and market such technology, we may not generate sufficient or sustainable revenue to achieve or sustain profitability, which could cause us to cease operations and cause you to lose all of your investment. Because we are subject to these risks, you may have a difficult time evaluating our business and your investment in our Company.

Our ability to continue our operations requires that we raise additional capital and our operations could be curtailed if we are unable to obtain the additional funding as or when needed.

Upon the completion of the audit of our financial statements for the nine months ended September 30, 2018 and the year ended December 31, 2017, and management’s assessment of our ability to continue as a going concern, we concluded there was substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the nine months ended September 30, 2018 and as of and for the year ended December 31, 2017, noting the existence of substantial doubt about our ability to continue as a going concern. At September 30, 2018 and December 31, 2017, we had only $13,260 and $26,467, respectively, in cash deposits.

Our existing cash and cash equivalents will not be sufficient to fund our operating expenses through March 31, 2019. To continue to fund operations, we will need to secure additional funding. We may obtain additional financing in the future through the issuance of our Common Stock, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all. Further, we may not be able to pay off or modify the terms of some of our existing debt that is coming due on June 30, 2019, and any failure to raise capital or to amend existing debt that may be due as and when needed could compromise our ability to execute on our business plan, and we may be forced to liquidate our assets. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Our outstanding convertible notes require that we complete a qualified financing by a certain date. If we are unable to, such convertible notes become immediately due and payable and we may not have sufficient cash to pay the principal and accrued and unpaid interest thereon.

As of December 31, 2018, the outstanding principal and accrued and unpaid interest on our outstanding Series 3 Notes totaled $1,657,827.78. If we fail to consummate an equity financing resulting in more than $3,000,000 in gross proceeds before June 30, 2019, our Series 3 Notes (as defined below) will become immediately due and payable on such date. As of February 5, 2019, we have raised $2,073,000 towards meeting this $3,000,000 target. We may not be able to raise more than $3,000,000 in gross proceeds prior to the maturity date or have sufficient cash to pay the principal and accrued and unpaid interest thereon on such date.

If our outstanding convertible notes become due and payable and we are unable to pay the principal and accrued and unpaid interest thereon, we may be unable to execute our business plan and may be forced into bankruptcy, liquidation or dissolution. In such a scenario, the values we receive for our assets in bankruptcy, liquidation or dissolution could be significantly lower than the values reflected in our financial statements and you could lose your entire investment. In the event of a bankruptcy, liquidation or dissolution, the holders of our outstanding convertible notes must be satisfied before any distributions could be made to purchasers who purchased in this Offering, and you could lose your entire investment.

We will need to raise substantial additional funds in the future, and these funds may not be available on acceptable terms or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, scale back or cease some or all operations.

The continued growth of our business, including the development, regulatory approval and commercialization of our cortical strip, grid electrode and depth electrode technology, will significantly increase our expenses going forward. As a result, we will be required to seek substantial additional funds in the future. Our future capital requirements will depend on many factors, including:

●	the cost of developing our cortical strip, grid electrode and depth electrode technology;

●	obtaining and maintaining regulatory clearance or approval for our cortical strip, grid electrode and depth electrode technology;

●	the costs associated with commercializing our cortical strip, grid electrode and depth electrode technology;

●	any change in our development priorities;

●	the revenue generated by sales of our cortical strip, grid electrode and depth electrode technology, if approved;

●	the costs associated with expanding our sales and marketing infrastructure for commercialization of our cortical strip grid electrode and depth electrode technology, if approved;

●	any change in our plans regarding the manner in which we choose to commercialize any approved product in the United States or internationally;

●	the cost of ongoing compliance with regulatory requirements;

●	expenses we incur in connection with potential litigation or governmental investigations;

●	the costs to develop additional intellectual property;

●	anticipated or unanticipated capital expenditures; and

●	unanticipated general and administrative expenses.

As a result of these and other factors, we do not know whether and the extent to which we may be required to raise additional capital. We may in the future seek additional capital from public or private offerings of our capital stock, borrowings under credit lines or other sources.

We may not be able to raise additional capital on terms acceptable to us, or at all. Any failure to raise additional capital could compromise our ability to execute on our business plan, and we may be forced to liquidate our assets. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaborations, licensing, joint ventures, strategic alliances, partnership arrangements or other similar arrangements, it may be necessary to relinquish valuable rights to our potential future products or proprietary technologies, or grant licenses on terms that are not favorable to us.

Medical device development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product.

Before obtaining marketing approval from regulatory authorities for the sale of our cortical strip, grid electrode and depth electrode technology under development in the United States or elsewhere, we must complete all pre-clinical testing, clinical trials and other regulatory requirements necessitated by the FDA and foreign regulatory bodies and demonstrate the performance and safety of our technology. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Further, the outcomes of completed clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Clinical data is often susceptible to varying interpretations and analyses, and many companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval. We have limited resources to complete the expensive process of medical device development, pre-clinical testing and clinical trials, putting us at a disadvantage, particularly compared to some of our larger and established competitors, and we may not have sufficient resources to commercialize our products under development in a timely fashion, if ever.

We may experience numerous unforeseen events during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our products, including:

●	regulators may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

●	the failure to successfully complete pre-clinical testing requirements required by the FDA and international organizations;

●	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts with third parties or clinical trial protocols with prospective trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different trial sites;

●	clinical trials of our cortical strip, grid electrode and depth electrode technology may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon our development programs;

●	the number of people with brain related disorders required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or people may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

●	our products may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

●	our third-party contractors conducting the clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of our products may be greater than we anticipate;

●	the supply or quality of our products or other materials necessary to conduct clinical trials of our products may be insufficient or inadequate; and

●	delays from our suppliers and manufacturers could impact clinical trial completion and impact revenue.

If we are required to conduct additional clinical trials or other testing of our cortical strip, grid electrode and depth electrode technology under development beyond those that we contemplate, if we are unable to successfully complete clinical trials of our cortical strip, grid electrode and depth electrode technology under development or other testing, if the results of these trials or tests are not favorable or if there are safety concerns, we may:

●	not obtain marketing approval at all;

●	be delayed in obtaining marketing approval for our cortical strip, grid electrode and depth electrode technology under development in a jurisdiction;

●	be subject to additional post-marketing testing requirements; or

●	have our cortical strip, grid electrode and depth electrode technology removed from the market after obtaining marketing approval.

Our development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could allow our competitors to bring innovative products to market before we do and impair our ability to successfully commercialize our products.

Changes in the configuration of our cortical strip, grid electrode and depth electrode technology under development may result in additional costs or delay.

As products are developed through pre-clinical testing and clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and configuration, are altered along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives. Any of these changes could cause our products to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered device. Such changes may also require additional testing, regulatory notification or regulatory approval. This could delay completion of pre-clinical testing or clinical trials, increase costs, delay approval of our future products and jeopardize our ability to commence sales and generate revenue.

We have no products that are approved for commercial sale. If we are unable to successfully develop, receive regulatory approval for and commercialize our cortical strip, grid electrode and depth electrode technology under development, or if we experience significant delays in doing so, our business will be harmed.

We have no products that are approved for commercial sale. We initially plan to seek regulatory approval to commercialize our cortical strip, grid electrode and depth electrode technology under development in the United States and we may seek approval to commercialize in select international geographies. Our ability to generate revenue from our developed products, if any, will depend heavily on their successful development, regulatory approval and eventual commercialization. The success of any products that we develop will depend on several factors, including:

●	FDA approval of our planned regulatory pathway (or approval of foreign regulatory body if we seek approval in any jurisdiction outside the United States);

●	successful completion of all necessary pre-clinical testing and clinical trials;

●	receipt of timely commercialization approvals from applicable regulatory authorities;

●	our ability to procure and maintain suppliers and manufacturers of the components of our current cortical strip, grid electrode and depth electrode technology and future versions;

●	launching commercial sales of our cortical strip, grid electrode and depth electrode technology, if approved for marketing;

●	market acceptance of our cortical strip, grid electrode and depth electrode technology, if approved, by people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders, the medical community and third-party payors;

●	our ability to obtain extensive coverage and reimbursement for our cortical strip, grid electrode and depth electrode technology and implantation procedures;

●	our success in educating healthcare providers and people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders about the benefits, administration and use of our cortical strip, grid electrode and depth electrode technology and future versions;

●	the prevalence and severity of adverse events;

●	the perceived advantages, cost, safety, convenience and accuracy of alternative therapies;

●	obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity for our cortical strip, grid electrode and depth electrode technology and otherwise protecting our rights in our intellectual property portfolio;

●	maintaining compliance with regulatory requirements, including current good manufacturing practices; and

●	obtaining and maintaining a continued acceptable performance and safety profile of our cortical strip, grid electrode and depth electrode technology following approval.

Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. Our success in clinical trials will not guarantee regulatory approval. The FDA and, if we seek to commercialize in select international geographies, other comparable foreign regulatory authorities may require that we conduct additional pre-clinical testing or clinical trials, provide additional data, take additional manufacturing steps, or require other conditions before they will grant us approval. If the FDA or other comparable foreign regulatory authorities require additional clinical trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA or other comparable foreign regulatory authorities may not consider sufficient any additional required clinical trials, data or information that we perform and complete or generate.

In cases where we are successful in obtaining regulatory approval to market one or more of our products, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement, and whether we own the commercial rights for that territory. If the number of people we target is not as significant as we estimate or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.

Approval or clearance in the United States by the FDA or by a regulatory agency in another country does not guarantee approval by the regulatory authorities in other countries or jurisdictions or ensure approval for the same conditions of use. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. It is possible that no product we develop will ever obtain regulatory approval in the United States or any other jurisdiction, even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these approvals in a timely manner or at all, we could experience significant delays or an inability to fully commercialize any product and achieve profitability.

Both before and after a product is commercially released, we will have ongoing responsibilities under U.S. and foreign regulations. We will also be subject to periodic inspections by the FDA and comparable foreign authorities to determine compliance with regulatory requirements, such as the Quality System Regulation, or QSR, of the FDA, medical device reporting regulations, vigilance in reporting of adverse events and regulations regarding notification, corrections, and recalls. These inspections can result in observations or reports, warning letters or other similar notices or forms of enforcement action. If the FDA or any comparable foreign authority concludes that we are not in compliance with applicable laws or regulations, or that any of our products are ineffective or pose an unreasonable health risk, such authority could ban these products, suspend or cancel our marketing authorizations, impose “stop-sale” and “stop-import” orders, refuse to issue export certificates, detain or seize adulterated or misbranded products, order a recall, repair, replacement, correction or refund of such products, or require us to notify health providers and others that the products present unreasonable risks of substantial harm to the public health. Discovery of previously unknown problems with our product’s design or manufacture may result in restrictions on use, restrictions placed on us or our suppliers, or withdrawal of an existing regulatory clearance. The FDA or comparable foreign authorities may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, assess civil or criminal penalties against our officers, employees or us, or recommend criminal prosecution of our Company. Adverse regulatory action may restrict us from effectively marketing and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our business, financial condition, and operating results.

Foreign governmental regulations have become increasingly stringent and more extensive, and we may become subject to even more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and civil or criminal sanctions. In some jurisdictions, such as Germany, a violation of law related to medical devices may also be considered to be a violation of unfair competition law. In such cases, governmental authorities, our competitors and business or consumer associations may file lawsuits to prohibit us from commercializing a product in such jurisdictions. Our competitors may also sue us for damages. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on our business, financial condition and operating results.

Depending on the cost and market opportunity, we may never seek approval to commercialize our cortical strip, grid electrode and depth electrode technology in the European Union. We anticipate the cost to seek approval to commercialize in the European Union will be significantly greater than the cost to seek approval to commercialize in the United States. This is because we believe commercial approval by the corresponding Notified Body in the European Union and the European Economic Area, or EEA, even for diagnostic purposes, will require human clinical trials, which we do not believe will be required for regulatory approval by the FDA in the United States in order to seek approval of the use of our technology for diagnostic purposes.

Our success depends on our ability to continue to develop, commercialize and gain market acceptance for our product under development, our cortical strip, grid electrode and depth electrode technology.

Our current business strategy is highly dependent on developing and commercially launching one product, our cortical strip, grid electrode and depth electrode technology, and achieving and maintaining market acceptance. In order for us to sell cortical strip, grid electrode and depth electrode technology to people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders, we must convince them, their caregivers and healthcare providers that cortical strip, grid electrode and depth electrode technology is an attractive alternative to competitive products for neuromodulation cEEG and sEEG recording, ablation, and brain stimulation. Market acceptance and adoption of our cortical strip, grid electrode and depth electrode technology depends on educating people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders, as well as their caregivers and healthcare providers, and other perceived benefits of our cortical strip, grid electrode and depth electrode technology as compared to competitive products. We may face challenges convincing physicians, many of whom have extensive experience with competitors’ products and established relationships with other companies, to appreciate the benefits of our cortical strip, grid electrode and depth electrode technology and, in particular, its ability to successfully diagnose and treat epilepsy, Parkinson’s disease, and other brain related disorders in a way that is superior to and differentiated from currently available technology, and adopt it for treatment of their patients.

Achieving and maintaining market acceptance of cortical strip, grid electrode and depth electrode technology could be negatively impacted by many factors, including:

●	the failure of our cortical strip, grid electrode and depth electrode technology to achieve wide acceptance among people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders, their caregivers, healthcare providers, third-party payors and key opinion leaders in the community;

●	lack of evidence supporting the performance criteria or other perceived benefits of our cortical strip, grid electrode and depth electrode technology over competitive products or other currently available technology;

●	perceived risks associated with the use of our cortical strip, grid electrode and depth electrode technology or similar products or technologies generally;

●	the introduction of competitive products and the rate of acceptance of those products as compared to our cortical strip, grid electrode and depth electrode technology;

●	adverse results of clinical trials relating to our cortical strip, grid electrode and depth electrode technology or similar competitive products; and

●	loss of regulatory approval for our cortical strip, grid electrode and depth electrode technology, adverse publicity or other adverse events including any product liability lawsuits.

In addition, our cortical strip, grid electrode and depth electrode technology may be perceived by people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders, their caregivers or healthcare providers to be more complicated or less effective than current technology, and people may be unwilling to change their current regimens.

Moreover, we believe that healthcare providers tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third-party reimbursement. Accordingly, healthcare providers may not recommend our cortical strip, grid electrode and depth electrode technology until, if ever, there is sufficient evidence to convince them to alter the treatment methods they typically recommend, such as receiving recommendations from prominent healthcare providers or other key opinion leaders in the community.

If we are not successful in convincing people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders of the benefits of our cortical strip, grid electrode and depth electrode technology, or if we are unable to achieve the support of caregivers and healthcare providers or widespread market acceptance for our cortical strip, grid electrode and depth electrode technology, then our sales potential, strategic objectives and profitability could be negatively impacted, which would adversely affect our business, financial condition and operating results.

We may fail to obtain regulatory approvals to market our products in the United States or in other countries.

Before we can market or sell a new regulated product in the United States, we must obtain either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (“FDCA”) or approval of a pre-market approval (“PMA”) application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

Even if we obtain clearance or approval by the FDA, said clearance or approval by the FDA does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any market. If we fail to receive necessary approvals or certifications to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected.

Failure to secure or retain coverage or adequate reimbursement for our cortical strip, grid electrode and depth electrode technology or future versions thereof, including the implantation procedures, by third-party payors could adversely affect our business, financial condition and operating results.

We plan to derive nearly all of our revenue from sales of our cortical strip, grid electrode and depth electrode technology under development, if approved, in the United States and potentially select international geographies and expect to do so for the next several years. We anticipate a substantial portion of the purchase price of our cortical strip, grid electrode and depth electrode technology will be paid for by third-party payors, including private insurance companies, preferred provider organizations and other managed care providers. Patients who receive treatment for their medical conditions and their healthcare providers generally rely on third-party payors to reimburse all or part of the costs associated with their medical treatment, including healthcare providers’ services. Coverage and adequate reimbursement from third-party payors, including governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, is critical to new product acceptance. Future sales of our cortical strip, grid electrode and depth electrode technology will be limited unless people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders can rely on third-party payors to pay for all or part of the cost to purchase our cortical strip, grid electrode and depth electrode technology. Access to adequate coverage and reimbursement for our cortical strip, grid electrode and depth electrode technology by third-party payors is essential to the acceptance of our products by people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders.

In the United States, a third-party payor’s decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor’s decision to cover our products does not assure that other payors will also provide coverage for the products or will provide coverage at an adequate reimbursement rate. Healthcare providers may choose not to order a product unless third-party payors pay a substantial portion of the product. Within and outside the United States, reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans. These third-party payors determine whether to provide coverage and reimbursement for specific products and procedures. Coverage determinations and reimbursement levels of both our products and the healthcare provider’s performance of the insertion and removal procedures are critical to the commercial success of our product, and if we are not able to secure positive coverage determinations and reimbursement levels for our products or the insertion and removal procedures, our business would be materially adversely affected.

In addition, there may be significant delays in obtaining reimbursement, and coverage may be more limited than the purposes for which the product is cleared by the FDA or other foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States.

Because there is generally no separate reimbursement for medical devices and other supplies used in such procedures, including our cortical strip, grid electrode and depth electrode technology, and because we believe that our cortical strip, grid electrode and depth electrode technology, if approved, would be adequately described by existing DRG and ICD-9 codes for epilepsy surgery, some of our target customers may be unwilling to adopt our cortical strip, grid electrode and depth electrode technology over more established or lower cost therapeutic alternatives already available or subsequently become available. Further, any decline in the amount payors are willing to reimburse our customers for procedures using our cortical strip, grid electrode and depth electrode technology could make it difficult for new customers to adopt our cortical strip, grid electrode and depth electrode technology and could create additional pricing pressure for us, which could adversely affect our ability to invest in and grow our business.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained, or maintained if obtained.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our any product we develop, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Reimbursement by Medicare is highly regulated and subject to change.

The Medicare program is administered by the Centers for Medicare and Medicaid Services, or CMS, which imposes extensive and detailed requirements on medical services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, and how and where we provide our solutions. Our failure to comply with applicable Medicare rules could result in discontinuing the ability for physicians to receive reimbursement as they will likely utilize our cortical strip, grid electrode and depth electrode technology under the Medicare payment program, civil monetary penalties, and/or criminal penalties, any of which could have a material adverse effect on our business and revenues.

The impact of the Patient Protection and Affordable Care Act (“ACA”) remains uncertain.

In 2010, significant reforms to the health care system were adopted as law in the United States. The law includes provisions that, among other things, reduce or limit Medicare reimbursement, require all individuals to have health insurance (with limited exceptions) and impose increased taxes. These factors, in turn, could result in reduced demand for our products, if approved, and increased downward pricing pressure. Because other parts of the 2010 health care law remain subject to implementation, the long-term impact on us is uncertain. The new law or any future legislation could reduce medical procedure volumes, lower reimbursement for our products, and impact the demand for our products or the prices at which we sell our products.

In addition, some of the provisions of the ACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the ACA. Since January 2017, President Trump has signed executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act of 2017 (H.R. 1) (the “Tax Act”) includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Congress may consider other legislation to repeal or replace elements of the ACA. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business but expect that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our ability to successfully commercialize our cortical strip, grid electrode and depth electrode technology, if approved. In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and third party payors to keep healthcare costs down while expanding individual healthcare benefits.

Accordingly, while it is too early to understand and predict the ultimate impact of the ACA on our business, the legislation and resulting regulations could have a material adverse effect on our business, cash flows, financial condition and results of operations.

If our competitors are better able to develop and market products for the diagnosis and treatment of epilepsy, Parkinson’s disease, essential tremors and other brain related disorders that are safer, more effective, less costly, easier to use or otherwise more attractive than our cortical strip, grid electrode and depth electrode technology, our business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. Our success depends, in part, upon our ability to establish a competitive position in the market for the diagnosis and treatment of epilepsy, Parkinson’s disease, essential tremors and other brain related disorders by securing broad market acceptance of our cortical strip, grid electrode and depth electrode technology under development. Any product we develop that achieves regulatory clearance or approval will have to compete for market acceptance and market share. If developed as anticipated, we believe that the primary competitive factors of our cortical strip, grid electrode and depth electrode technology under development will be: reduced infections, ability to record additional brain activity, minimally invasive surgical procedure, ease of use and cost effectiveness. We face significant competition in the United States and internationally, which we believe will intensify. For example, our major competitors (i) in the market for diagnosis are PMT Corporation, Ad-Tec Medical and Integra Lifesciences, (ii) in the market for neuro-ablation are Medtronic and Monteris Medical and (iii) in the market for neurostimulation are Medtronic, Boston Scientific, NeuroPace Biotronik and Abbott. Each of the foregoing competitors has systems approved in the United States and certain foreign jurisdictions and has been established for several years. We face a particular challenge overcoming the long-standing practices by some physicians of using the existing technology of our larger, more established competitors. Physicians may be reluctant to try new products from a source with which they are less familiar. If these physicians do not try and subsequently adopt our product, then we may never achieve profitability and such failure to adopt our product could have a material adverse effect on our business, financial condition and operating results.

Additionally, the Mayo Clinic is conducting testing of its own minimally invasive cortical electrode delivery device. In the event the Mayo Clinic completes development of its own device prior to us, we may forego completing development of our device and we may be unable to enter into any arrangement with Mayo Clinic relating to its device. If we are unable to pursue the development of a minimally invasive cortical electrode device, this may delay our ability to become profitable and we could be forced to terminate our operations.

In addition to facing competition from major competitors and potentially our development partner, we may also face competition from other emerging competitors or smaller companies with active development programs that may emerge in the future.

Many of the companies developing or marketing competing products enjoy several advantages over us, including:

●	more experienced sales forces;

●	greater name recognition;

●	more established sales and marketing programs and distribution networks;

●	earlier regulatory approval in the United States or foreign jurisdictions;

●	long established relationships with physicians and hospitals;

●	significant patent portfolios, including issued U.S. and foreign patents and pending patent applications, as well as the resources to enforce patents against us or any of our third-party suppliers and distributors;

●	the ability to acquire and integrate our competitors and/or their technology;

●	demonstrated ability to develop product enhancements and new product offerings;

●	established history of product reliability, safety and durability;

●	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

●	greater financial and human resources for product development, sales, and marketing; and

●	greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

Our competitors may develop and patent processes or products earlier than us, obtain patents that may apply to us at any time, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. Furthermore, the frequent introduction by competitors of products that are, or claim to be, superior to our products may create market confusion that may make it difficult to differentiate the benefits of our products over competitive products. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of any product we may develop and commercialize. We also face fierce competition in recruiting and retaining qualified sales, scientific, and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If our competitors are more successful than us in these matters, our business may be harmed.

The size and future growth in the market for our cortical strip, grid electrode and depth electrode technology under development has not been established with precision and may be smaller than we estimate, possibly materially. If our estimates and projections overestimate the size of this market, our sales growth may be adversely affected.

Our estimates of the size and future growth in the market for our cortical strip, grid electrode and depth electrode technology under development, including the number of people with epilepsy, Parkinson’s disease, essential tremors and other brain related disorders who may benefit from and be amenable to using cortical strip, grid electrode and depth electrode technology for diagnosis and treatment, is based on a number of internal and third-party studies, reports and estimates. In addition, our internal estimates are based in large part on current treatment patterns by healthcare providers using current generation technology and our belief is that the incidence of epilepsy, Parkinson’s disease, essential tremors and other brain related disorders in the United States and worldwide is increasing. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for cortical strip, grid electrode and depth electrode technology, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The actual incidence of brain related disorders, and the actual demand for our products or competitive products, could differ materially from our projections if our assumptions are incorrect. As a result, our estimates of the size and future growth in the market for cortical strip, grid electrode and depth electrode technology may prove to be incorrect. If the actual number of people with brain related disorders who would benefit from cortical strip, grid electrode and depth electrode technology and the size and future growth in the market for cortical strip, grid electrode and depth electrode technology is smaller than we have estimated, it may impair our projected sales growth and have an adverse impact on our business.

We depend on intellectual property licensed from Wisconsin Alumni Research Foundation (“WARF”) for our technology under development, and the termination of this license would harm our business.

WARF has granted us the WARF License (as defined below), to make, use and sell, in the United States only, products that employ certain licensed patents for a neural probe array or thin-film micro electrode array and method. See “Business — WARF License” for additional information regarding our license agreement with WARF.

We have agreed to diligently develop, manufacture, market and sell products under the WARF License in the United States during the term of the agreement and, specifically, that we would submit a business plan to WARF by February 1, 2018, which we submitted on January 18, 2018 and file an application for 510(k) marketing clearance with the FDA by February 1, 2019, which we filed on January 28, 2019. WARF may terminate this license in the event that we fail to meet these milestones on 30 days’ written notice, if we default on the payments of amounts due to WARF or fail to timely submit development reports, actively pursue our development plan or breach any other covenant in the WARF License and fail to remedy such default in 90 days or in the event of certain bankruptcy events involving us. WARF may also terminate this license (i) on 90 days’ notice if we fail to have commercial sales of one or more FDA-approved products under the WARF License by March 31, 2019 or (ii) if, after royalties earned on sales begin to be paid, such earned royalties cease for more than four calendar quarters. The WARF License otherwise expires by its terms on the date that no valid claims on the patents licensed thereunder remain.

Disputes may arise between us and WARF regarding intellectual property subject to this agreement, including with respect to: the scope of rights granted under the WARF License and other interpretation-related issues; whether and the extent to which our technology and processes infringe on intellectual property of WARF that is not subject to the WARF License; the amount and timing of milestones and royalty payments; the rights of WARF under the license; our right to sublicense; and the ownership of inventions and know-how resulting from the WARF License. For example, if we or any of our sublicenses for any reason contest the validity of any patent licensed under the WARF License, the royalty rate will be doubled during the pendency of such contest and, if the contested patent is found to be valid and would be infringed by us if not for the WARF License, the royalty rate will be tripled for the remaining term of the WARF License.

Any disputes with WARF may prevent or impair our ability to maintain our current licensing arrangement. We depend on the intellectual property licensed from WARF to develop our cortical strip, grid electrode and depth electrode technology. We cannot assure you that we will be able to meet the milestones or commercialize a product under the WARF License by the dates required. In fact, the original license agreement entered into with WARF in 2014 required that we meet certain earlier milestones than set forth above and make certain payments to WARF. We failed to do so and were in default under the original license agreement. Furthermore, the LLC was not able to transfer the rights and obligations under the 2014 WARF Agreement to us at the time of the Merger (as defined below) without the consent of WARF. As a result, in February 2017, we signed an amendment to the WARF License which, among other things, modified and removed certain previous milestones and provided WARF’s consent to such transfer. Because of this past breach, WARF may be less likely to waive future defaults or breaches or further amend the WARF License in the future, to the extent we request any waiver or amendment. See “Note 4—Commitments and Contingencies” to the financial statements included in this prospectus.

Termination of our license could result in the loss of significant rights and would harm our ability to further develop our cortical strip, grid electrode and depth electrode technology. In addition, WARF reserves the right to grant non-profit research institutions and government agencies non-exclusive licenses to practice and use the inventions of the licensed patents for non-commercial research purposes, and we grant WARF a non-exclusive, sub licensable, royalty-free right and license for non-commercial research purposes to use improvements to the licensed patents. In the event that we discontinue use or commercialization of the licensed patents or improvements thereon, we must grant WARF an option to obtain a non-exclusive, sub-licensable royalty-bearing license to use the improvements for commercial purposes. Such rights, if exercised by WARF, could harm our ability to develop and commercialize our cortical strip, grid electrode and depth electrode technology.

We depend on our partnership with Mayo Foundation for Medical Education and Research to license certain know how for the development and commercialization of our technology. Termination of this partnership would harm our business, and even if this partnership continues, it may not be successful.

We have entered into the Mayo Development Agreement to (i) exclusively license worldwide certain Mayo improvements for the development and commercialization of products, methods and processes related to flexible circuit technology for the recording and stimulation of tissue and (ii) license, on a non-exclusive basis, worldwide Mayo thin film electrode technology know-how for the development and commercialization of products, methods and processes related to flexible circuit technology for the recording and stimulation of tissue. Mayo has agreed to assist the Company by providing access to the Mayo Principal Investigators in developing a minimally invasive device/delivery system and procedure for a minimally invasive approach for the implantation of any flexible circuit technology developed by the Company, including prototype development, animal testing, protocol development for human and animal use, abstract development and presentation and access to and license of any intellectual property that the Mayo Principal Investigators develop relating to the procedure. See “Business—Mayo Foundation for Medical Education and Research License and Development Agreement” for additional information regarding our agreement with Mayo.

The Mayo Development Agreement generally will expire in October 2034, unless the Mayo know-how and improvements under the Mayo Development Agreement remain in use, and the Mayo Development Agreement may be terminated by Mayo for cause or under certain circumstances. Mayo and the Company may not be successful in their efforts to develop any product, method, process, device, delivery system or minimally invasive approach by such expiration date or termination, if at all. If no such minimally invasive device or delivery system and procedure for minimally invasive approach is developed, the Company may never receive regulatory approval of its cortical strip, grid electrode and depth electrode technology under development or the market may never accept such technology, if approved.

Disputes may arise between us and Mayo regarding intellectual property subject to the Mayo Development Agreement or other matters, including with respect to: the scope of rights granted under the agreement and other interpretation-related issues; the amount and timing of payments; the rights and obligations of Mayo under the license agreement; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Mayo and us.

Any disputes with Mayo may prevent or impair our ability to maintain our current arrangement. We depend on the intellectual property licensed from and development assistance from Mayo to develop our cortical strip, grid electrode and depth electrode technology. We cannot assure you that we will be able to continue to comply with the Mayo Development Agreement. In fact, the original license and development agreement entered into with Mayo in 2014 required that, upon the Merger with the LLC, we make certain payments and issue shares of common stock to Mayo, which we failed to do at such time. We signed the Mayo Development Agreement in May 2017, which, among other things, modified or removed certain provisions of the original agreement, including those we breached. In addition, pursuant to the Mayo Development Agreement signed in May 2017, we agreed to pay Mayo a cash payment of approximately $92,000 on the earlier of September 30, 2017 or the date we raise a minimum amount of financing. We did not make this payment by September 30, 2017 and breached this provision of the Mayo Development Agreement. Mayo granted us an extension of this deadline to December 31, 2017, and we made this payment within such extended deadline. Because of our past breach, Mayo may be less likely to waive future defaults or breaches or further amend the Mayo Development Agreement in the future, to the extent we request any waiver or amendment. Termination of the Mayo Development Agreement could result in the loss of significant rights and would harm our ability to further develop our technology.

Even if we have our cortical strip, grid electrode and depth electrode technology approved for commercial sale, if we are unable to expand our sales and marketing infrastructure, we may not be successful in commercializing our cortical strip, grid electrode and depth electrode technology in the United States.

We are an early stage development company with limited resources. Even if we had products available for sale, which we currently do not, we have not secured sufficient sales and marketing staff at this early stage of operations to sell products. In 2019, we hired a Vice President of Sales and a Senior Director of Marketing. However, to achieve commercial success in the United States for our cortical strip, grid electrode and depth electrode technology, we will need to expand our sales and marketing infrastructure to drive adoption of our products, which will include a team of educators that will train healthcare providers and people with brain related disorders on the benefits and use of our cortical strip, grid electrode and depth electrode technology. There is significant competition for sales personnel experienced in relevant medical device sales. We expect that we will face significant challenges as we recruit and subsequently grow our sales and marketing infrastructure. If we are unable to attract and retain sufficient, and skilled, sales and marketing representatives, our sales could be adversely affected. If one of our sales or marketing representatives were to depart and be retained by one of our competitors, they could help competitors solicit business from customers, which could further harm our sales. In addition, if our sales and marketing representatives or educators fail to achieve their objectives or if we are not able to recruit and retain a network of educators, we may not be able to successfully train healthcare providers on the use of our cortical strip, grid electrode and depth electrode technology, which could delay new sales and harm our reputation.

As we increase our sales and marketing expenditures with respect to our cortical strip, grid electrode and depth electrode technology under development, if approved, or future versions thereof, we will need to hire, train, retain and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas. Our success will depend largely on the competitive landscape for our products and the ability of our sales personnel to obtain access to healthcare providers and persuade those healthcare providers to recommend our cortical strip, grid electrode and depth electrode technology. Recently hired sales representatives require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will place significant burdens on our management team.

If approved for sale, we anticipate that we will derive nearly all of our U.S. revenue from the sales of our cortical strip, grid electrode and depth electrode technology or future versions thereof. As a result, our financial condition and operating results will be highly dependent on the ability of our sales representatives to adequately promote, market and sell our cortical strip, grid electrode and depth electrode technology and the ability of our educators to train healthcare providers on the use of our cortical strip, grid electrode and depth electrode technology. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our existing or planned products, or enhance the strength of our brand, either of which could impair our projected sales growth and have an adverse impact on our business.

We will depend on a limited number of third-party suppliers for the components of our cortical strip, grid electrode and depth electrode technology under development and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We will rely on third-party suppliers to supply and manufacture the components of our cortical strip, grid electrode and depth electrode technology. For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Future increases in sales of our cortical strip and sheet electrode technology, if approved, whether expected or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components and our cortical strip, grid electrode and depth electrode technology in a manner that meets these various requirements.

We will likely use a small number of suppliers of components for our products. Depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. We may not have long-term supply agreements with our suppliers and, in many cases, we may make our purchases on a purchase order basis. Our ability to purchase adequate quantities of components or our products may be limited and we may not be able to convince suppliers to make components and products available to us. Additionally, our suppliers may encounter problems that limit their ability to supply components or manufacture products for us, including financial difficulties, damage to their manufacturing equipment or facilities, or product discontinuations. As a result, there is a risk that certain components could be discontinued and no longer available to us. We may be required to make significant “last time” purchases of component inventory that is being discontinued by the supplier to ensure supply continuity. If we fail to obtain sufficient quantities of high quality components to meet demand for our products in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we may not be able to quickly engage additional or replacement suppliers for some of our critical components. Failure of any supplier to deliver components at the level our business requires could disrupt the manufacturing of our products and, if approved, limit our ability to meet our sales commitments, which could harm our reputation and adversely affect our business.

Furthermore, vandalism, terrorism or a natural or other disaster, such as an earthquake, fire or flood, could damage or destroy equipment or our inventory of component supplies or finished products, cause substantial delays in development or our operations, result in the loss of key information, and cause us to incur additional expenses. We do not currently have insurance to cover such losses or expenses and, once we obtain such insurance, it may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our or our suppliers’ facilities could harm our business, financial condition and operating results.

We may also have difficulty obtaining similar components from other suppliers that are acceptable to the FDA or other regulatory agencies, and the failure of any supplier to comply with strictly enforced regulatory requirements could expose us to regulatory action including warning letters, product recalls, and termination of distribution, product seizures or civil penalties. It could also require us to cease using the components, seek alternative components or technologies and modify our products to incorporate alternative components or technologies, which could result in a requirement to seek additional regulatory approvals. Any disruption of this nature or increased expenses could harm our development, approval or commercialization efforts and adversely affect our operating results.

We plan to contract with third parties for the manufacture of our cortical strip, grid electrode and depth electrode technology under development and expect to continue to do so for clinical trials and commercialization. Risks associated with the manufacturing of our products could reduce our gross margins and negatively affect our operating results.

We currently rely, and expect to continue to rely, on third parties for the manufacture of our cortical strip, grid electrode and depth electrode technology during development, for clinical testing, as well as for commercial manufacture if our cortical strip, grid electrode and depth electrode technology receives regulatory approval. Therefore, our business strategy depends on our third-party manufacturers’ ability to manufacture our cortical strip, grid electrode and depth electrode technology and future generations thereof in sufficient quantities and on a timely basis so as to meet consumer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. To date, we have only had an initial supply of our product manufactured. As a result, we currently have limited data and experience regarding the quality, reliability and timeliness of our third-party manufacturers.

We are subject to numerous risks relating to the manufacturing capabilities of our third-party manufacturers, including:

●	quality or reliability defects;

●	inability to secure product components in a timely manner, in sufficient quantities or on commercially reasonable terms;

●	failure to increase production to meet demand;

●	inability to modify production lines to enable us to efficiently produce future products or implement changes in current products in response to regulatory requirements;

●	difficulty identifying and qualifying alternative manufacturers in a timely manner;

●	inability to manufacture product components cost-effectively;

●	inability to establish agreements with future third-party manufacturers or to do so on acceptable terms; or

●	potential damage to or destruction of our manufacturers’ equipment or facilities.

These risks are likely to be exacerbated by our limited experience with our cortical strip, grid electrode and depth electrode technology and its manufacturing process. As demand for our products increases, our third-party suppliers will need to invest additional resources to purchase components, hire and train employees, and enhance their manufacturing processes. If our manufacturers fail to increase production capacity efficiently, our sales may not increase in line with our expectations and our operating margins could fluctuate or decline. In addition, manufacturing any future versions of our cortical strip, grid electrode and depth electrode technology may require the modification of production lines, the identification of new manufacturers for specific components, or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make any future versions of our cortical strip, grid electrode and depth electrode technology commercially viable.

If we or our third-party suppliers or manufacturers fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our products in a cost-effective and timely manner.

We and our third-party suppliers are required to comply with the FDA’s QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers or manufacturers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action against us. Any of the foregoing actions could impair our reputation, business, financial condition and operating results.

Various factors outside our direct control may adversely affect manufacturing, sterilization and distribution of our products.

The manufacture, sterilization and distribution of our products is challenging. Changes that our suppliers may make outside the purview of our direct control can have an impact on our processes, quality of our products and the successful delivery of products to our customers. Necessary materials for our product under development may not be available from our third-party suppliers in a timely fashion or at all. Mistakes and mishandling are not uncommon and can affect supply and delivery. Some of these risks include:

●	failure to complete sterilization on time or in compliance with the required regulatory standards;

●	transportation and import and export risk;

●	delays in analytical results or failure of analytical techniques that we will depend on for quality control and release of products;

●	natural disasters, labor disputes, financial distress, raw material availability, issues with facilities and equipment or other forms of disruption to business operations affecting our manufacturers or suppliers; and

●	latent defects that may become apparent after products have been released and that may result in a recall of such products.

If any of these risks were to materialize, our ability to develop products, conduct clinical trials or provide our products to customers on a timely basis, if approved, would be adversely impacted.

Potential complications from our cortical strip, grid electrode and depth electrode technology may come to light or may not be revealed by our clinical experience.

Based on our industry experience and the experience of the physicians that use products similar to our cortical strip, grid electrode and depth electrode technology, complications from use of our cortical strip, grid electrode and depth electrode technology may include post-operative hemorrhage, infection, brain inflammation, brain tissue necrosis, inability to accurately localize the epileptogenic focus (the area of the cerebral cortex responsible for causing epileptic seizures), neurologic deficit (abnormal function of a body area due to weaker function of the brain, spinal cord, muscles or nerves, such as abnormal reflexes, inability to speak and decreased sensation) and extra axial fluid collections (fluid that occurs in the brain after surgery). If these or unanticipated complications or side-effects result from the use of our cortical strip, grid electrode and depth electrode technology, our product development may be delayed, we may not be able to obtain regulatory approval for any product, we could be subject to liability and, even if approved, our technology would not be widely adopted. Additionally, we have no clinical experience with use of our cortical strip, grid electrode and depth electrode technology. We cannot assure you that use, even for a limited time, would not result in unanticipated complications, even after the device is removed.

Undetected errors or defects in our cortical strip, grid electrode and depth electrode technology under development or future versions thereof could harm our reputation, decrease the market acceptance of our cortical strip, grid electrode and depth electrode technology or expose us to product liability claims.

Our cortical strip, grid electrode and depth electrode technology may contain undetected errors or defects. Disruptions or other performance problems with our cortical strip, grid electrode and depth electrode technology may delay development, prevent regulatory approval or harm our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise. We may also be subject to warranty and liability claims for damages related to errors or defects in our cortical strip and sheet electrode technology or future versions thereof. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our cortical strip, grid electrode and depth electrode technology could harm our business and operating results. This risk exists even if a device is cleared or approved for commercial sale and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our products are designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our cortical strip, grid electrode and depth electrode technology or future versions thereof could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability lawsuits.

The sale and use of our cortical strip, grid electrode and depth electrode technology or future versions thereof could lead to the filing of product liability claims if someone were to allege that our cortical strip, grid electrode and depth electrode technology or one of our products contained a design or manufacturing defect. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. Product liability claims may be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

●	litigation;

●	distraction of management’s attention from our primary business;

●	the inability to commercialize our cortical strip, grid electrode and depth electrode technology;

●	decreased demand;

●	damage to our business reputation;

●	product recalls or withdrawals from the market;

●	withdrawal of clinical trial participants;

●	substantial monetary awards to patients or other claimants; or

●	loss of revenue.

Product liability lawsuits and claims, safety alerts or product recalls, with or without merit, could cause us to incur substantial costs, delay our product development efforts, place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation, increase our product liability insurance rates, once we obtain such insurance, or prevent us from securing such insurance coverage in the future and adversely affect our ability to attract and retain customers, if approved, any of which could harm our business, financial condition and operating results.

We do not currently maintain any product liability insurance and do not anticipate obtaining product liability insurance until we commence clinical trials. Once we obtain such insurance, we cannot assure you that such insurance would adequately protect our assets from the financial impact of defending a product liability claim. Even if any product liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Product liability claims in excess of applicable insurance coverage would negatively impact our business, financial condition and operating results. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all.

If there are significant disruptions in our information technology systems, our business, financial condition and operating results could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage product development tasks, research and development data and accounting and financial functions. We expect in the future we will rely on our information technology systems for inventory management and technical support functions, if and once implemented. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, attacks by computer viruses or hackers, power losses, and computer system or data network failures. In addition, our data management application and a variety of our software systems are hosted by third-party service providers whose security and information technology systems are subject to similar risks, which could be subject to computer viruses or hacker attacks or other failures. If our or our third-party service provider’s security systems are breached or fail, unauthorized persons may be able to obtain access to sensitive data.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, and the failure of our or our service providers’ information technology systems or our transmitter’s software to perform as we anticipate or our failure to effectively implement new information technology systems could disrupt our entire operation or adversely affect our products and could delay our product development, clinical trial or commercialization efforts, result in increased overhead costs and damage our reputation, all of which could negatively affect our business, financial condition and operating results.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could harm our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other companies, products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including:

●	problems assimilating the acquired products or technologies;

●	issues maintaining uniform standards, procedures, controls and policies;

●	unanticipated costs associated with acquisitions;

●	diversion of management’s attention from our existing business;

●	risks associated with entering new markets in which we have limited or no experience;

●	increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters; and

●	unanticipated or undisclosed liabilities of any target.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the management, research and development, clinical, financial and business development expertise of David Rosa, Mark Christianson and Thomas Bachinski, as well as our advisory board members. See “Advisory Boards” under “Directors and Executive Officers”. Although we have an employment agreement with David Rosa, he (and each of our other key employees) may terminate his employment with us at any time and will continue to be able to do so. We do not maintain “key person” insurance for any of our executives or employees.

Recruiting and retaining qualified scientific and clinical personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous medical device companies for similar personnel, many of which have greater financial and other resources dedicated to attracting and retaining personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Prolonged negative economic conditions could adversely affect us, our customers and third-party partners, manufactures or suppliers, if any, which could harm our financial condition.

We are subject to the risks arising from adverse changes in general economic and market conditions. Uncertainty about future economic conditions could negatively impact our existing and potential customers, adversely affect the financial ability of health insurers to pay claims, adversely impact our expenses and ability to obtain financing of our operations, and cause delays or other problems with key suppliers.

Healthcare spending in Europe and the United States has been, and is expected to continue to be, under significant pressure and there are many initiatives to reduce healthcare costs. As a result, we believe that some insurers are scrutinizing insurance claims more rigorously and delaying or denying coverage and reimbursement more often. Because the sale, if approved, of our cortical strip, grid electrode and depth electrode technology under development will generally depend on the availability of third-party coverage and reimbursement, any delay or decline in coverage and reimbursement will adversely affect our sales.

Risks Related to our Intellectual Property

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies. Our patent estate consists of three issued United States patents licensed from WARF relating to a neural probe array and thin-film micro electrode array and method, and two pending U.S. patent applications filed by us and published October 11, 2018 relating to a wide variety of concepts, ranging from accessories for brain surgery to ablation and stimulation concepts for both cortical and depth electrodes. The licensed issued patents expire between 2025 and 2030, subject to any patent extensions that may be available for such patents. If a patent is issued on our pending patent application, the resulting patent is projected to expire in 2038. We continue to review new technological developments in order to make decisions about what additional filings would be the most appropriate for us. We also plan to seek patent protection for our proprietary technology in select countries internationally. We also have one pending U.S. trademark application and one pending foreign trademark application, as well as one foreign trademark registration. We have applied for patent protection relating to certain existing and proposed products and processes. Currently, several of our issued U.S. patents licensed from WARF as well as our pending U.S. patent application relate to our cortical and depth electrode technologies and are therefore important to the functionality of our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any patent application will be approved in a timely manner or at all. The rights granted to us under our patents, and the rights we are seeking to have granted in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, those rights could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable to ours without infringing on our intellectual property rights. Due to differences between foreign and U.S. patent laws, our patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Even if patents are granted outside the United States, effective enforcement in those countries may not be available.

We rely on our trademarks and trade names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. For example, we have one pending application in the United States for the “NeuroOne” trademark. We cannot assure you that our trademark applications will be approved in a timely manner or at all. Third parties also may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on trade secrets, know-how and technology, which are not protectable by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements and intellectual property assignment agreements with our officers, employees, temporary employees and consultants regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If a competitor infringes upon one of our patents, trademarks or other intellectual property rights, enforcing those patents, trademarks and other rights may be difficult and time-consuming. Patent law relating to the scope of claims in the industry in which we operate is subject to rapid change and constant evolution and, consequently, patent positions in our industry can be uncertain. Even if successful, litigation to defend our patents and trademarks against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend our patents or trademarks against challenges or to enforce our intellectual property rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, financial condition and operating results.

We may not be able to establish or strengthen our brand.

We believe that establishing and strengthening our brand is critical to achieving widespread acceptance of our cortical strip, grid electrode and depth electrode technology. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide physicians with a reliable product for successful treatment of brain-related disorders. Additionally, we believe the quality and reliability of our product is critical to building physician support in the United States, and any negative publicity regarding the quality or reliability of our cortical strip, grid electrode and depth electrode technology could significantly damage our reputation in the market. Further, given the established nature of our competitors, it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our cortical strip, grid electrode and depth electrode technology may not be accepted by physicians, which would adversely affect our business, results of operations and financial condition.

The medical device industry is characterized by patent litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, stop our development and commercialization measures or require us to pay damages.

Our success will depend in part on not infringing the patents or violating the other proprietary rights of third-parties. Significant litigation regarding patent rights exists in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. The large number of patents, the rapid rate of new patent issuances, and the complexities of the technology involved increase the risk of patent litigation.

In the future, we could receive communications from various industry participants alleging our infringement of their intellectual property rights. Any potential intellectual property litigation could force us to do one or more of the following:

●	stop selling our products or using technology that contains the allegedly infringing intellectual property;

●	incur significant legal expenses;

●	pay substantial damages to the party whose intellectual property rights we are allegedly infringing;

●	redesign those products that contain the allegedly infringing intellectual property; or

●	attempt to obtain a license to the relevant intellectual property from third-parties, which may not be available on reasonable terms or at all, and if available, may be non-exclusive, thereby giving our competitors access to the same technology.

Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the neurostimulation market increases, the possibility of intellectual property infringement claims against us increases.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Some of our current or future employees may have previously been employed at other medical device companies, including those that are our direct competitors or could potentially be our direct competitors. We may be subject to claims that we, or our employees, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future be subject to allegations that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims.

In May 2017, NeuroOne, Inc. received a letter from PMT Corp. (“PMT”), the former employer of Mark Christianson and Wade Fredrickson. PMT claimed that these officers had breached their restrictive covenant obligations with PMT by virtue of their work for NeuroOne, Inc. and such officer’s prior work during employment with the prior employer, that these officers had breached their confidentiality and non-disclosure obligations to PMT and federal and state law by misappropriating confidential and trade secret information, and that the Company is responsible for tortious interference with the contracts. The letter demanded that Mr. Fredrickson (who resigned from the Company in June 2017), Mr. Christianson and NeuroOne, Inc. cease and desist all competitive activities, that Mr. Fredrickson step down from his position and that Mr. Christianson and NeuroOne, Inc. provide the former employer access to NeuroOne, Inc.’s systems to demonstrate that it is not using trade secrets or proprietary information nor competing with the former employer.

On March 29, 2018, we were served with a complaint filed by PMT adding the Company, NeuroOne, Inc. and Mr. Christianson to its existing lawsuit against Mr. Fredrickson. In the lawsuit, PMT claims that Mr. Fredrickson and Mr. Christianson breached their non-competition, non-solicitation and non-disclosure obligations, breached their fiduciary duty obligations, were unjustly enriched, engaged in unfair competition, engaged in a civil conspiracy, tortiously interfered with PMT’s contracts and prospective economic advantage, and breached a covenant of good faith and fair dealing. Against Mr. Fredrickson, PMT also alleges that he intentionally or negligently spoliated evidence, made negligent or fraudulent misrepresentations, misappropriated trade secrets in violation of Minnesota law, and committed the tort of conversion and statutory civil theft. Against the Company and NeuroOne, Inc., PMT alleges that the Company and NeuroOne, Inc. were unjustly enriched and engaged in unfair competition. PMT asks the Court to impose a constructive trust over the shares held by Mr. Fredrickson and Mr. Christianson and to award compensatory damages, equitable relief, punitive damages, attorneys’ fees, costs and interest. The Company, NeuroOne, Inc. and Mr. Christianson (who has not worked for PMT since 2012) intend to defend themselves vigorously. Furthermore, Mr. Christianson is a key officer and the loss of him would be detrimental to our operations and prospects.

On April 18, 2018, Mr. Christianson, the Company and NeuroOne, Inc. filed a motion for dismissal, which was heard by the Court on October 11, 2018. The motion for dismissal states that: the contract claims against Mr. Christianson fail because his agreement was not supported by consideration; the Minnesota Uniform Trade Secrets Act preempts plaintiff’s claims for unfair competition, civil conspiracy and unjust enrichment; plaintiff fails to state a claim regarding alleged breach of the duties of loyalty and good faith/fair dealing; plaintiff cannot legally obtain a constructive trust; plaintiff has insufficiently pled its tortious interference claims; and Plaintiff has not stated a claim for unfair competition. On January 7, 2019, the judge granted the motion for dismissal with respect to PMT’s claim for breach of the duty of good faith and fair dealing, and denied the motion for dismissal with respect to the other claims presented. The Company, NeuroOne, Inc. and Mr. Christianson (who has not worked for PMT since February 2012) intend to continue to defend themselves vigorously.

Even if we successfully defend against these claims, litigation could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There can be no assurance that this type of litigation will not occur, and any future litigation or the threat thereof may adversely affect our ability to hire additional employees. A loss of key personnel or their work product could hamper or prevent our ability to develop or commercialize our cortical strip, grid electrode and depth electrode technology or future versions thereof, which could have an adverse effect on our business, financial condition and operating results.

We are subject to the patent laws of countries other than the United States, which may not offer the same level of patent protection and whose rules could seriously affect how we draft, file, prosecute and maintain patents, trademarks and patent and trademark applications.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection which makes it difficult to stop infringement.

We cannot be certain that the patent or trademark offices of countries outside the United States will not implement new rules that increase costs for drafting, filing, prosecuting and maintaining patents, trademarks and patent and trademark applications or that any such new rules will not restrict our ability to file for patent protection. For example, we may elect not to seek patent protection in some jurisdictions in order to save costs. We may be forced to abandon or return the rights to specific patents due to a lack of financial resources.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make devices that are the same as or similar to our cortical strip, grid electrode and depth electrode technology but that are not covered by the claims of the patents that we own;

●	we or any collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

●	we might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

●	we might enforce our patent rights or defend a challenge to our issued patents or pending application, putting the patents and patent applications at risk of being invalidated or interpreted narrowly;

●	our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

●	we may not develop additional proprietary technologies that are patentable.

Risks Related to our Legal and Regulatory Environment

Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies in the United States and the European Commission and corresponding Notified Body in the European Union and the EEA. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. These governmental authorities enforce laws and regulations that are meant to assure product safety and effectiveness, including the regulation of, among other things:

●	product design and development;

●	pre-clinical studies and clinical trials;

●	product safety;

●	establishment registration and product listing;

●	labeling, content and language of instructions for use and storage;

●	marketing, manufacturing, sales and distribution;

●	pre-market clearance or approval;

●	servicing and post-market surveillance;

●	record-keeping procedures;

●	product import and export;

●	advertising and promotion; and

●	recalls and field safety corrective actions.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenues.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results.

The FDA regulatory clearance process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our cortical strip, grid electrode and depth electrode technology under development and future versions thereof.

Our products and operations are subject to extensive and rigorous regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, guidance, and standards. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Any violations of these laws and regulations could result in a material adverse effect on our business, financial condition and results of operations. In addition, if there is a change in law, regulation or judicial interpretation, we may be required to change our business practices, which could have a material adverse effect on our business, financial condition and results of operations.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.

Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s “general controls” for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to FDA’s general controls, and any other “special controls” deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, though certain Class II devices are exempt from this premarket review process. When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” to a legally marketed device, which in some cases may require submission of clinical data. A legally marketed device is defined by statute to mean a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or another commercially available, similar device that was cleared through the 510(k) process. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements in the form of a premarket approval, or PMA.

A Class III device includes devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to a device that has a new intended use or utilizes advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by general and special controls. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Submission and FDA approval of a PMA application is required before marketing of a Class III device can proceed.

We believe our cortical strip, grid electrode and depth electrode technology under development will be a Class II medical device. The FDA has not made any determination about whether our specific technology is a Class II medical device. While such a determination is not necessary in order for us to list a device with the FDA and bring that device to the U.S. market, we may decide to get clarification from the FDA prior to introducing a product into the market. From time to time, the FDA may disagree with the classification and require us to apply for approval as a Class III medical device. In the event that the FDA determines that our technology should be classified as Class III, we could be precluded from marketing the devices for clinical use within the United States for months, years or longer, depending on the specific change in the classification. Reclassification of our technology as Class III could significantly increase our regulatory costs, including the timing and expense associated with required clinical trials and other costs.

If the FDA requires us to go through more costly, lengthy and uncertain PMA process for our cortical strip, grid electrode and depth electrode technology, future products or modifications to existing products than we had expected, we may be less likely to receive approval for our cortical strip, grid electrode and depth electrode technology or such approval may take longer and be more costly.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

●	we may not be able to demonstrate that our products are safe and effective for their intended users;

●	the data from our clinical trials may be insufficient to support clearance or approval; and

●	the manufacturing process or facilities we use may not meet applicable requirements.

When FDA approval of a device requires human clinical trials, and if the device presents a “significant risk” to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a “non-significant risk,” IDE submission to FDA is not required. Instead, only approval from the Institutional Review Board, or IRB, overseeing the investigation at each clinical trial site is required. Human clinical studies are generally required in connection with approval of Class III devices and may be required for Class I and II devices. The FDA or the IRB at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. We believe that we will need to complete human clinical trials and submit an application for an IDE in order to seek approval to use of our cortical strip, grid electrode and depth electrode technology for stimulation and ablation but not for diagnostic purposes. Because any IDE, if required, must be cleared by the FDA prior to the start of a clinical investigation, this requirement may delay our product development or clinical trial efforts. Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include: compliance with the QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; the reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk of health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act; and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur. Manufacturers are also required to register and list their devices with the FDA, based on which the FDA will conduct inspections to ensure continued compliance with applicable regulatory requirements.

The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters; fines; injunctions; consent decrees; civil penalties; repairs, replacements or refunds; recalls, corrections or seizures of products; total or partial suspension of production; the FDA’s refusal to grant future premarket clearances or approvals; withdrawals or suspensions of current product applications; and criminal prosecution. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some people with brain related disorders from using our products and adversely affect our reputation and the perceived accuracy and safety of our products. If any of these events were to occur, they could have a material adverse effect on our business, financial condition and results of operations.

International sales are subject to regulatory requirements in the countries in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. In addition, the FDA must be notified of, or approve the export to certain countries of devices that require a PMA, and are not yet approved in the United States.

A recall of our products, or the discovery of serious safety issues with our products, could have a significant negative impact on us.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Our third-party suppliers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our third-party distributors, if any, could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our products in a cost-effective and timely manner.

Further, under the FDA’s medical device reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

We will be subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption and anti-money-laundering laws, as well as export control laws, customs laws, sanctions laws and other laws governing our future global operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our future global operations will expose us to trade and economic sanctions and other restrictions imposed by the United States, the European Union and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other federal statutes and regulations, including those established by the Office of Foreign Assets Control, or OFAC. In addition, the U.K. Bribery Act of 2010, or the Bribery Act, prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that “fails to prevent bribery” by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery. Under these laws and regulations, as well as other anti-corruption laws, anti-money-laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations could adversely impact our business, results of operations and financial condition.

We will implement and maintain policies and procedures designed to ensure compliance by us, and our directors, officers, employees, representatives, third-party distributors, if any, consultants and agents with the FCPA, OFAC restrictions, the Bribery Act and other export control, anticorruption, anti-money-laundering and anti-terrorism laws and regulations. We cannot assure you, however, that our policies and procedures will be sufficient or that directors, officers, employees, representatives, third-party distributors, if any, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, the Bribery Act or other export control, anti-corruption, anti-money-laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to additional federal, state and foreign laws and regulations relating to our healthcare business; our failure to comply with those laws could have an adverse impact on our business.

Although we will not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from government health insurance programs or other third-party payors for our cortical strip, grid electrode and depth electrode technology, we are subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could adversely impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include, but are not limited to:

●	the federal Anti-Kickback Statute, which will apply to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

●	HIPAA, and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of these statutes or specific intent to violate them;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

●	federal “sunshine” requirements imposed by the ACA on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. Manufacturers must submit reports by the 90th day of each subsequent calendar year;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA; and

●	foreign data privacy regulations, such as the EU Data Protection Directive (Directive 95/46/EC), and the country-specific regulations that implement Directive 95/46/EC, which impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting, and may be stricter than U.S. laws.

The risk of our being found in violation of these laws and regulations is increased by the fact that the scope and enforcement of these laws is uncertain, many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations, or they vary country by country. We are unable to predict what additional federal, state or foreign legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal, state or foreign governments may (i) impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us or (ii) challenge our current or future activities under these laws. Any of these challenges could impact our reputation, business, financial condition and operating results.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement of profits, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any federal, state or foreign regulatory review to which we may become subject, regardless of the outcome, would be costly and time-consuming.

For example, to enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, has recently increased its scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from our core business. Additionally, if we settle an investigation with law enforcement or other regulatory agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

We may be liable if the FDA or another regulatory agency concludes that we have engaged in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of the off-label use of our products. Healthcare providers may use our products, if approved, off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties. Although we intend to train our marketing and direct sales force to not promote our products for uses outside of their cleared uses and our policy will be to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could result in substantial damage awards against us and harm our reputation.

Further, if we seek commercial approval in Europe, the advertising and promotion of our products is subject to the laws of EEA Member States implementing Directive 93/42/EEC concerning medical devices, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. A new Medical Device Regulation (2017/745) that replaced Directive 93/42/EEC was published in 2017, with a three year implementation period, which will impose significant additional premarket and post-market certification requirements on medical devices marketed in the EU. EEA Member State legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national codes of conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare providers harming our business, operating results and financial condition.

Legislative or regulatory healthcare reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products.

Recent political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. The sales of our products depend in part on the availability of coverage and reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other healthcare-related organizations. Both the federal and state governments in the United States continue to propose and pass new legislation and regulations designed to contain or reduce the cost of healthcare. This legislation and regulation may result in decreased reimbursement for medical devices, which may further exacerbate industry-wide pressure to reduce the prices charged for medical devices. This could harm our ability to market our products and generate sales.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our products would harm our business, financial condition and operating results.

While one often stated goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. For example, the ACA was enacted in March 2010. The ACA substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industries. Among other things, the ACA:

●	establishes a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; and

●	implements payment system reforms including value-based payment programs, increased funding for comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments).

At this time, we cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what impact they, or the ACA, may have on our business and operations, and any of these impacts may be adverse on our operating results and financial condition. Our financial performance may be adversely affected by medical device tax provisions in the healthcare reform laws.

The ACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Due to subsequent legislative amendments, the excise tax has been suspended from January 1, 2016 to December 31, 2019, and, absent further legislative action, will be reinstated starting January 1, 2020. We do not believe that our cortical strip, grid electrode and depth electrode technology under development is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the availability of this exemption is subject to interpretation by the Internal Revenue Service, or IRS, and the IRS may disagree with our analysis. In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.

Tax matters, including the changes in corporate tax rates, disagreements with taxing authorities and imposition of new taxes could impact our results of operations and financial condition.

We are subject to income and other taxes in the U.S. and our operations, plans and results are affected by tax and other initiatives. On December 22, 2017, the Tax Act was signed into law by President Trump. The Tax Act contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, guidance on tax reform continues to be released and such guidance may adversely affect our business and financial condition. While the new federal tax law did not extend the moratorium on the medical device excise tax, the reinstatement of which could negatively impact our operating results as we begin full commercialization of our platforms in the United States, the moratorium was subsequently extended until 2020. It is also unknown if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of our Common Stock is likewise uncertain and could be adverse. We urge you to consult with your legal and tax advisors with respect to this legislation and the potential tax consequences of investing in our Common Stock. The decrease in the corporate tax rate resulted in changes in the valuation of our deferred tax assets and liabilities.

We are also subject to regular reviews, examinations, and audits by the Internal Revenue Service and other taxing authorities with respect to our taxes. Although we believe our tax estimates are reasonable, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. There can be no assurance that payment of such additional amounts upon final adjudication of any disputes will not have a material impact on our results of operations and financial position.

We also need to comply with new, evolving or revised tax laws and regulations. The enactment of or increases in tariffs, or other changes in the application or interpretation of the Tax Act, or on specific products that we sell or with which our products compete, may have an adverse effect on our business or on our results of operations.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs, devices and treatments to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

In addition, government funding of the SEC and other government agencies on which our operations may rely, is subject to the political process, which is inherently fluid and unpredictable. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Risks Related to our Common Stock

An active and visible public trading market for our Common Stock may not develop.

We do not currently have an active or visible trading market. We cannot predict whether an active market for our Common Stock will ever develop in the future. In the absence of an active trading market:

●	Investors may have difficulty buying and selling or obtaining market quotations;

●	Trading of our Common Stock may be extremely sporadic;

●	Market visibility for shares of our Common Stock may be limited; and

●	A lack of visibility for shares of our Common Stock may have a depressive effect on the market price for shares of our Common Stock.

Our Common Stock is quoted over-the-counter on a market operated by OTC Markets Group, Inc. These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than Nasdaq or the NYSE MKT. No assurances can be given that our Common Stock, even if quoted on such markets, will ever actively trade on such markets, much less a senior market like Nasdaq or NYSE MKT. In this event, there would be a highly illiquid market for our Common Stock and you may be unable to dispose of your Common Stock at desirable prices or at all. Moreover, there is a risk that our Common Stock could be delisted from its current tier of the OTC Market, in which case our stock may be quoted on markets even more illiquid.

The price of our Common Stock might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Common Stock may prevent you from being able to sell your shares of our Common Stock at or above the price you paid for your shares. The trading price of our Common Stock may be volatile and subject to wide price fluctuations in response to various factors, including:

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	our progress toward developing our cortical strip and sheet electrode technology;

●	the commencement, enrollment and results of our future clinical trials;

●	adverse results from, delays in or termination of our clinical trials;

●	adverse regulatory decisions, including failure to receive regulatory approval;

●	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts, if any;

●	perceptions about the market acceptance of our products and the recognition of our brand;

●	adverse publicity about our products or industry in general;

●	overall performance of the equity markets;

●	introduction of products, or announcements of significant contracts, licenses or acquisitions, by us or our competitors;

●	legislative, political or regulatory developments;

●	additions or departures of key personnel;

●	threatened or actual litigation and government investigations;

●	third-party promotional activities, which are subject to ongoing regulatory obligations;

●	sale of shares of our Common Stock by us or members of our management; and

●	general economic conditions.

These and other factors might cause the market price of our Common Stock to fluctuate substantially, which may negatively affect the liquidity of our Common Stock. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Common Stock could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

Concentration of ownership of our Common Stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

As of January 23, 2019, our executive officers, directors and current beneficial owners of 5% or more of our Common Stock and their respective affiliates, in the aggregate, beneficially own approximately 78% of our outstanding Common Stock. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, they may be more interested in selling our Company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

Our management has identified certain internal control deficiencies, which management believes constitute material weaknesses. Our failure to establish and maintain an effective system of internal controls could result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud in which case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Prior to the Acquisition (as defined below), NeuroOne, Inc. was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We review and update our internal controls, disclosure controls and procedures, and corporate governance policies as our Company continues to evolve. In addition, in connection with the Acquisition and becoming a company required to file reports with the SEC, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) and management is required to report annually on our internal control over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of SOX until the date we have a public float of $75 million or greater.

During the audits for the periods ended September 30, 2018 and December 31, 2017, it was determined that our internal control over financial reporting is not effective. Such shortcomings could have an adverse effect on our business and financial results. This lack of control effectiveness could also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulation concerning control and procedures could have a material effect on our business, results of operation and financial condition. Any of these events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively affect the market price of our shares, increase the volatility of our stock price and adversely affect our ability to raise additional funding. The effect of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board  of Directors (the “Board”) and as executive officers.

Our management’s evaluation of the effectiveness of our internal controls over financial reporting as of September 30, 2018 concluded that our controls were not effective, due to material weaknesses resulting from an ineffective overall control environment. The material weaknesses stem primarily from our small company size and include the inability to maintain effective controls over (i) accounting for non-routine and complex debt and equity transactions, (ii) the financial statement close and reporting process, (iii) accounting for routine transactions, and (iv) segregation of duties.

Management believes there is a reasonable possibility that these control deficiencies, if uncorrected, could result in material misstatements in the annual or interim financial statements that would not be prevented or detected in a timely manner. Accordingly, we have determined that these control deficiencies constitute material weaknesses. Subject to limitations on liquidity, the Company is planning to take steps to remediate these material weaknesses.

We will need to evaluate our existing internal controls over financial reporting against the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation of the internal controls, we may identify other areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Remediating any deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify may require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies. The existence of one or more material weaknesses could affect the accuracy and timing of our financial reporting. Investors could lose confidence in our financial reports, and the value of our Common Stock may be harmed, if our internal controls over financial reporting are found not to be effective or if we make disclosure of existing or potential material weaknesses in those controls.

Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our Common Stock.

We intend to issue more shares to raise capital, which will result in substantial dilution.

Our certificate of incorporation authorizes the issuance of a maximum of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. Any additional financings effected by us may result in the issuance of additional securities without stockholder approval and the substantial dilution in the percentage of Common Stock held by our then existing stockholders. Moreover, the Common Stock issued in any such transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of Common Stock held by our current stockholders. Our Board has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock are issued in connection with a financing, dilution to the interests of our stockholders will occur and the rights of the holder of Common Stock might be materially and adversely affected.

As of September 30, 2018, we had outstanding warrants to purchase an aggregate of 2,927,572 shares of Common Stock at a weighted average exercise price of $1.98 per share, options to purchase an aggregate of 368,216 shares of Common Stock at a weighted average exercise price of $0.07 per share, and notes and warrants convertible into or exercisable for shares of our Common Stock. As of September 30, 2018, the principal and accrued and unpaid interest on our outstanding convertible promissory notes is approximately $1,627,028. For a description of our outstanding convertible promissory notes and warrants and information about the number of shares of Common Stock for which they are convertible or exercisable, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Historical Capital Resources.” To the extent these outstanding options or warrants are exercised or the convertible promissory notes are converted, there will be further dilution to holders of our Common Stock.

Anti-takeover provisions in the Company’s certificate of incorporation and bylaws may prevent or frustrate attempts by stockholders to change the Board or current management and could make a third-party acquisition of the Company difficult.

The Company’s certificate of incorporation and bylaws contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. For example, our certificate of incorporation permits the Board without stockholder approval to issue up to 10,000,000 shares of preferred stock and to fix the designation, power, preferences, and rights of those shares. Furthermore, our Board has the ability to increase the size of the Board and fill the newly created vacancies without stockholder approval. These provisions could limit the price that investors might be willing to pay in the future for shares of the Common Stock.

We are a smaller reporting company, and the reduced reporting requirements applicable to smaller reporting companies may make our Common Stock less attractive to investors.

We are a “smaller reporting company” as defined in Section 12 of the Exchange Act. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies such as, reduced disclosure obligations regarding executive compensation in our annual and periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation, and stockholder approval of any golden parachute payments not previously approved. We will remain a “smaller reporting company” as long as (i) our public float remains less than $250 million or (ii) our annual revenues are less than $100 million and we either have no public float, or our public float is less than $700 million. Public float is measured as of the last business day of our most recently-completed second fiscal quarter, and annual revenues are as of the most recently completed fiscal year for which audited financial statements are available. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Our Common Stock is subject to the “penny stock” rules of the SEC, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted regulations which generally define a “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The SEC’s penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that before a transaction in a penny stock occurs, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s agreement to the transaction. These rules may restrict the ability of brokers-dealers to sell our Common Stock and may affect the ability of investors to sell their shares, until our Common Stock no longer is considered a penny stock.

The market for penny stocks has experienced numerous frauds and abuses, which could adversely impact investors in our stock.

OTC Market securities are frequent targets of fraud or market manipulation, both because of their generally low prices and because reporting requirements are less stringent than those of the stock exchanges such as Nasdaq and The New York Stock Exchange. Patterns of fraud and abuse include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

●	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

●	Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, you may have to sell some or all of your shares of our Common Stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell shares and you may lose the entire amount of the investment.

We expect to incur increased costs and demands upon management as a result of being a public company.

As a public company in the United States, we expect to incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the stock exchange on which we may list our Common Stock, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board, on committees of our Board or as members of senior management.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell substantial amounts of our Common Stock in the public market, the market price of our Common Stock could decline significantly.

Certain shares of our outstanding Common Stock are freely tradable without restriction by stockholders who are not our affiliates. However, we have shares of Common Stock that are restricted under securities laws but will be able to be resold in the future. In addition to the shares we are registering hereunder, we also intend to register all shares of Common Stock that we issue in connection with our ongoing private placement (the “2019 Private Placement”). Once we register those shares, they can be freely sold in the public market.

Furthermore, shares issued pursuant to awards under our equity incentive plans and registered under a registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options and the restrictions of Rule 144 in the case of our affiliates.

If securities or industry analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that securities or industry analysts publish about us and our business. Securities or industry analysts may elect not to provide coverage of our Common Stock, and such lack of coverage may adversely affect the market price of our Common Stock. In the event we do not secure additional securities or industry analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more securities or industry analysts downgrade our stock or issue other unfavorable commentary or research. If one or more securities or industry analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Risks Related to the Acquisition

We may be subject to unknown risks as a result of our completed acquisition by Original Source Entertainment, Inc.

Original Source Entertainment, Inc., which was renamed NeuroOne Medical Technologies Corporation in connection with the Acquisition, was formed to license songs to the television and movie industry and has generated very little revenues. Prior to the Acquisition, its operations have been primarily limited to organizational, start-up, and capital formation activities, with no employees other than the former officers. On February 5, 2014, the board of directors of Original Source Entertainment, Inc. authorized the spin-off of Original Source Music, Inc., a wholly-owned subsidiary which then held all of our operations and assets, to our stockholders of record as of February 25, 2014. Under the terms of the spin-off, the common stock, par value $0.001 per share, of Original Source Music, Inc. was distributed on a pro-rata basis to each holder of our common stock on the February 25, 2014 record date without any consideration or action on the part of such holders, and the holders of our common stock as of the February 25, 2014 record date became owners of 100% of the common stock of Original Source Music, Inc. The spin-off of Original Source Music, Inc. was effective as of May 13, 2016, due to the satisfactory resolution of all comments from the SEC to the Registration Statement on Form 10 of Original Source Music, Inc. and the Form 10’s effectiveness. Therefore, upon the spinoff of Original Source Music, which held all of our operations and assets at the time, on May 13, 2016, Original Source Entertainment, Inc. ceased having a specific business plan and purpose.

In connection with the Acquisition, the liabilities existing in Original Source Entertainment, Inc. at the time of the Acquisition were cancelled or paid by a related party, as required by the Merger Agreement with NeuroOne, Inc. and OSOK Acquisition Company (the “Merger Agreement”). Despite this requirement and the representations and warranties of Original Source Entertainment, Inc. in the Merger Agreement, there may be unknown liabilities, or liabilities that were known but believed to be immaterial, related to the business of Original Source Entertainment, Inc. that may become material liabilities we are subject to in the future. If we are subject to material liabilities as a result of the conduct of Original Source Entertainment, Inc., we may have limited recourse for such liabilities, which could have a material impact on our business and stock price.

Because we were engaged in a transaction that can be generally characterized as a “reverse merger,” we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we were engaged in a transaction that can be generally characterized as a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of the Company since there is little incentive to brokerage firms to recommend the purchase of the Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings.

FORWARD-LOOKING STATEMENTS

Unless the context requires otherwise, references in this prospectus on Form S-1 to “we,” “us,” “the Company” and “our” refer to NeuroOne Medical Technologies Corporation (“the Company”), together with its subsidiary, NeuroOne, Inc.

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “target,” “seek,” “contemplate,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

●	our plans to develop and commercialize our cortical strip, grid and depth electrode technology;

●	our plans for and our expectations regarding the pre-clinical testing and clinical trials of our cortical strip, grid and depth electrode technology that will be required by the U.S. Food and Drug Administration (the “FDA”), or foreign regulatory bodies;

●	the timing and availability of data from pre-clinical tests or clinical trials;

●	the timing of our planned regulatory filings;

●	the timing of and our ability to obtain and maintain regulatory approval of our cortical strip, grid and depth electrode technology;

●	our expectations regarding international opportunities for commercializing our cortical strip, grid and depth electrode technology under development;

●	the clinical utility of our cortical strip, grid and depth electrode technology under development;

●	our ability to develop our cortical strip, grid and depth electrode technology with the benefits we hope to offer as compared to existing technology, or at all;

●	our ability to develop future generations of our cortical strip, grid and depth electrode technology;

●	our future development priorities;

●	our ability to obtain reimbursement coverage for our cortical strip, grid and depth electrode technology;

●	our expectations about the willingness of healthcare providers to recommend our cortical strip, grid and depth electrode technology to people with epilepsy, Parkinson’s disease, essential tremors, and other brain related disorders;

●	our future commercialization, marketing and manufacturing capabilities and strategy;

●	estimates of the impact of material weaknesses in the internal control over financial reporting;

●	our ability to comply with applicable regulatory requirements;

●	our ability to maintain our intellectual property position;

●	our estimates regarding the size of, and future growth in, the market for our technology under development; and

●	our estimates regarding our future expenses and needs for additional financing.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

USE OF PROCEEDS

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of shares of Common Stock offered by this prospectus by the Selling Stockholders.  However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current exercise price with respect to all 615,200 Warrant Shares, would result in gross proceeds to us of approximately $1,845,600. The use of proceeds from such Warrant exercises, if any, will be used to pay the outstanding principal and accrued interest on our convertible notes, to pay outstanding principal on our unsecured loans, for research and development, clinical studies, legal fees and sales and marketing expenses, as well as working capital and general corporate purposes. For information about the Selling Stockholders, see “Selling Stockholders.”

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholders for brokerage or legal services or any other expenses incurred by the Selling Stockholders in disposing of the shares of Common Stock offered hereby. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and accountants.

SELLING STOCKHOLDERS

Beginning on July 9, 2018, we entered into subscription agreements (each, a “Purchase Agreement”) with the Selling Stockholders, pursuant to which, in the 2018 Private Placement we agreed to issue and sell to the Selling Stockholders 615,200 units at a price of $2.50 per unit for total gross proceeds of approximately $1,538,000 before deducting placement agent fees and estimated offering expenses. Under the private placement memorandum distributed to the Selling Stockholders in connection with the 2018 Private Placement, we agreed to use the net proceeds to pay the outstanding principal and accrued interest on our convertible notes (provided that more than $3,000,000 in the aggregate is not raised), to pay outstanding principal on our unsecured term loan, for research and development, clinical studies, legal fees and sales and marketing expenses, as well as working capital and general corporate purposes. The first closing of the 2018 Private Placement occurred on July 9, 2018. Each unit consists of one share of Common Stock (for an aggregate of 615,200 shares of Common Stock) and a Warrant to purchase 1 share of Common Stock (for an aggregate of 615,200 Warrant Shares). The Warrants issued in the 2018 Private Placement will expire on July 9, 2023, five years after the date of the first closing.

In connection with the 2018 Private Placement, we entered into a Registration Rights Agreement with each of the Selling Stockholders, dated as of the date of each respective closing (the “Registration Rights Agreement”), pursuant to which we agreed to file a registration statement with the SEC covering the resale of the shares of Common Stock sold in the 2018 Private Placement and underlying the Warrants. We agreed to file such registration statement within 75 days of the final closing of the 2018 Private Placement, which final closing occurred on November 30, 2018. The Registration Rights Agreement includes customary indemnification rights in connection with the registration statement. The registration statement of which this prospectus is a part has been filed in accordance with the Registration Rights Agreement.

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our Common Stock by the Selling Stockholders as of January 23, 2019. The information in the table below with respect to the Selling Stockholders has been obtained from the Selling Stockholders. The Selling Stockholders may sell all, some or none of the shares of Common Stock subject to this prospectus. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. To our knowledge, except as indicated in the footnotes to this table, (i) each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown in the table to be beneficially owned by such person, and (ii) none of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Except as set forth below, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

We have assumed all shares of Common Stock reflected on the table will be sold from time to time in the offering covered by this prospectus, although the Selling Stockholders are under no obligation known to us to sell any shares of Common Stock at this time. Because the Selling Stockholders may offer all or any portions of the shares of Common Stock listed in the table below, no estimate can be given as to the amount of those shares of Common Stock covered by this prospectus that will be held by the Selling Stockholders upon the termination of the offering.

	Number of Shares of Common Stock Beneficially		Number of Shares of	Number of Shares of Common Stock Offered Upon	Beneficial Ownership After Offering
Name of Selling Stockholder	Owned Prior to Offering(1)		Common Stock Offered	Exercise of Warrants	Number of Shares	Ownership Percentage(2)
Lifestyle Healthcare LLC	855,269	(3)	57,600	57,600	740,069	7.4
Mohammad Jainal Bhuiyan	722,291	(4)	37,600	37,600	647,091	6.2
Faisal Siddiqui	611,247	(5)	40,000	40,000	531,247	5.1
Ashur Holdings, L.P.	200,000	(6)	100,000	100,000	0	*
Khurram Sindhu	200,000		100,000	100,000	0	*
Hang-Bae Lee	260,519	(7)	40,000	40,000	180,519	*
Waheed Ashiq	80,000		40,000	40,000	0	*
Ben B. Merriman	132,130	(8)	20,000	20,000	92,130	*
Mark Robert Barrett	95,488	(9)	20,000	20,000	55,488	*
DWL Investments, LLC	86,083	(10)	20,000	20,000	46,083	*
Facilitated Growth, LLC	40,000	(11)	20,000	20,000	0	*
Paul Butcher	40,000		20,000	20,000	0	*
Teldata Communications, Inc.	40,000	(12)	20,000	20,000	0	*
Michael L. Brown	32,000		16,000	16,000	0	*
Darrell R. Heinen	20,000		10,000	10,000	0	*
David Templeton	20,000		10,000	10,000	0	*
Gary L. Hadwin Sr.	20,000		10,000	10,000	0	*
Roberta Butcher	20,000		10,000	10,000	0	*
Thomas Marsich	20,000		10,000	10,000	0	*
Patrick J. Wanner	16,000		8,000	8,000	0	*
Joseph J. McElmeel, Jr. Trust	12,000	(13)	6,000	6,000	0	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and includes any shares as to which the Selling Stockholder has sole or shared voting power or investment power, and also any shares which the Selling Stockholder has the right to acquire within 60 days of January 23, 2019, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the Selling Stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Based upon 10,036,505 shares of Common Stock issued and outstanding as of January 23, 2019.

(3)	Includes 57,600 shares of Common Stock issuable upon exercise of outstanding warrants. Nickolay Kukekov has voting and dispositive power over the shares. Nickolay Kukekov is the Managing Director at HRA Capital, and a partner at HRA Capital’s affiliate Corinthian Partners, LLC, a registered broker-dealer which has acted as a placement agent for private placements by the Company and NeuroOne, Inc. Additionally, the selling stockholder has provided consulting services to NeuroOne, Inc. For more information, see “Certain Relationships and Related Transactions, and Director Independence.”

(4)

The selling stockholder is a partner at HRA Capital, and HRA Capital’s affiliate, Corinthian Partners, LLC, a registered broker-dealer, has acted as a placement agent for private placements by the Company and NeuroOne, Inc. Additionally, HRA Capital is affiliated with Chromium 24 LLC and Lifestyle Healthcare LLC, which have been greater than 5% stockholders at some point within the past three years. For more information, see “Certain Relationships and Related Transactions, and Director Independence.”

(5)	Includes 352,222 shares of Common Stock issuable upon exercise of outstanding warrants.

(6)	Joseph Abraham Malick has voting and dispositive power over the shares.

(7)	Includes 160,346 shares of Common Stock issuable upon exercise of outstanding warrants.

(8)	Includes 81,420 shares of Common Stock issuable upon exercise of outstanding warrants.

(9)	Includes 56,992 shares of Common Stock issuable upon exercise of outstanding warrants.

(10)	Includes 50,722 shares of Common Stock issuable upon exercise of outstanding warrants. Duncan W. Lee, the chief executive officer of DWL Investments LLC, has voting and dispositive power over the shares.

(11)	Facilitated Growth, LLC is a passive, limited partner in Blackwell Capital Markets, Inc., the owner of PHX Financial Services, a registered broker-dealer. Facilitated Growth, LLC is also a third party consultant for the Company. Joseph A. Soto III, the managing member, has voting and dispositive power over the shares.

(12)	Vipul Kapila, the president of Teldata Communications, Inc., has voting and dispositive power over the shares.

(13)	Joseph J. McElmeel, Jr., the trustee of the trust, has voting and dispositive power over the shares.

PLAN OF DISTRIBUTION

This prospectus includes 1,230,400 shares of Common Stock offered by the Selling Stockholders.

Each Selling Stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of Common Stock on the OTCQB or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In addition, the Selling Stockholders may transfer the shares of Common Stock by other means not described in this prospectus. If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock. We will pay all expenses of the registration of the shares of Common Stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

This prospectus relates to the resale of an aggregate of 1,230,400 shares of the Company’s Common Stock by the Selling Stockholders, which includes 615,200 outstanding shares of Common Stock and 615,200 shares of Common Stock issuable upon exercise of outstanding warrants. See “About this Offering.”

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Holders of the Company’s Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of the Company’s Common Stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding Common Stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s certificate of incorporation.

Holders of the Company’s Common Stock are entitled to share in all dividends that the Company’s board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Company’s Common Stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s Common Stock.

The Company’s certificate of incorporation authorize the issuance of 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, in one or more series, subject to any limitations prescribed by law, without further vote or action by the stockholders. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

The 615,200 Warrants overlying shares offered for resale under this prospectus, have an initial exercise price of $3.00 per share, were exercisable beginning on the date of issuance and will expire on July 9, 2023, five years from the date of the first closing. The exercise price and number of the shares of our Common Stock issuable upon exercise of the Warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization, business combination or similar transaction.

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the consummation of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, our certificate of incorporation and bylaws:

●	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

●	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

●	provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding capital stock;

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	divide our board of directors into three classes;

●	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

●	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

●	do not provide for cumulative voting rights, which means that holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election;

●	provide that special meetings of our stockholders may only be called by the chairman of the board of directors, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not any vacancies exist); and

●	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding capital stock.

DESCRIPTION OF BUSINESS

Overview

Corporate Overview of NeuroOne Medical Technologies Corporation

We were originally incorporated as Original Source Entertainment, Inc. under the laws of the State of Nevada on August 20, 2009. Prior to the closing of the Acquisition, we completed a series of steps contemplated by a Plan of Conversion pursuant to which we, among other things, changed our name to NeuroOne Medical Technologies Corporation, increased our authorized number of shares of Common Stock from 45,000,000 to 100,000,000, increased our authorized number of shares of preferred stock from 5,000,000 to 10,000,000 and reincorporated in Delaware. On July 20, 2017, we acquired NeuroOne, Inc. (the “Acquisition”). Immediately following the closing of the Acquisition, the business of NeuroOne, Inc. became our sole focus. Unless otherwise stated or unless the context otherwise requires, the description of our business set forth below is provided on a combined basis, taking into account our wholly-owned subsidiary, NeuroOne, Inc.

Corporate Overview and History of NeuroOne, Inc.

NeuroOne, Inc. was incorporated under the laws of the State of Delaware on October 7, 2016. Its predecessor entity, NeuroOne LLC (the “LLC”), was formed on December 13, 2013 and operated as a limited liability company until it was merged with and into NeuroOne, Inc. on October 27, 2016 with NeuroOne, Inc. as the surviving entity (the “Merger”). As a result of the Merger, all of the properties, rights, privileges and powers of the LLC vested in NeuroOne, Inc., and all debts, liabilities and duties of the LLC became the debts, liabilities and duties of NeuroOne, Inc., except for the license agreement (the “WARF License”) with the WARF which was not legally transferred until May 2017. The purposes of the Merger were to: change the jurisdiction of incorporation from Minnesota to Delaware; change the ownership of the LLC’s underlying assets; and convert from a limited liability company to a corporation.

We are a medical technology company focused on the development and commercialization of thin film electrode technology for cEEG and sEEG recording, brain stimulation and ablation solutions for patients suffering from epilepsy, Parkinson’s disease, dystonia, essential tremors and other related brain related disorders. Additionally, we are investigating the potential applications of our technology associated with artificial intelligence. Members of our management team have held senior leadership positions at a number of medical technology and biopharmaceutical companies, including Boston Scientific, St. Jude Medical, Stryker Instruments, C.R. Bard, A-Med Systems, Sunshine Heart, Empi, Don-Joy and PMT Corporation.

We are developing our cortical and sheet and depth electrode technology to provide solutions for diagnosis through cEEG recording and sEEG recording and treatment through brain stimulation and ablation, all in one product. A cEEG is a continuous recording of the electrical activity of the brain that identifies the location of irregular brain activity, which information is required for proper treatment. cEEG recording involves an invasive surgical procedure, referred to as a craniotomy. sEEG involves a less invasive procedure whereby doctors place electrodes in targeted brain areas by drilling small holes through the skull. Both methods of seizure diagnosis are used to identify areas of the brain where epileptic seizures originate in order to precisely locate the seizure source for therapeutic treatment if possible.

Deep brain stimulation, or DBS, therapies involve activating or inhibiting the brain with electricity that can be given directly by electrodes on the surface or implanted deeper in the brain via depth electrodes. Introduced in 1987, this procedure involves implanting a power source referred to as a neurostimulator, which sends electrical impulses through implanted depth electrodes, to specific targets in the brain for the treatment of disorders such as Parkinson’s disease, essential tremor, dystonia, and chronic pain. Alzheimer’s is another indication evaluating the effects of DBS. Unlike ablative technologies, the effects of DBS are reversible.

RF ablation is a procedure that uses radiofrequency under the electrode contacts that is directed to the site of the brain tissue that is targeted for removal. The process involves delivering energy to the contacts, thereby heating them and destroying the brain tissue. The ablation does not remove the tissue. Rather, it is left in place and typically scar tissue forms in the place where the ablation occurs. This procedure is also known as brain lesioning as it causes irreversible lesions.

Our cortical sheet electrode and depth electrode technology has been tested over the years by both WARF, the owners of our licensed patents, and Mayo Clinic located in Rochester, Minnesota, in both pre-clinical models as well as through an IRB approval at Mayo Clinic for clinical research. Regarding our ablation electrode, the Cleveland Clinic has performed testing in bench top models and pre-clinical (or animal testing) modes. These pre-clinical tests have demonstrated that the technology is capable of recording, ablation and acute stimulation, although our technology remains in product development (meaning that additional trials will be needed prior to it being approved for sale by the FDA) for all of the recording (or diagnostic) and therapeutic modalities.

Prior to commercialization of our technology, we will have to obtain regulatory approval as discussed in “—Clinical Development and Regulatory Pathway” and “—Government Regulation” below.

Our Market Opportunity

Epilepsy Market

We expect to initially target the diagnosis and treatment of epilepsy. Epilepsy can be caused by a variety of conditions that affect a person’s brain, some of which are: stroke, brain tumor, traumatic brain injury and central nervous system infections. According to the Centers for Disease Control and Prevention (the “CDC”) and Citizens United for Research in Epilepsy (“CURE”), there are approximately 3,000,000 patients annually suffering with epilepsy in the United States, with an additional 200,000 diagnosed every year. They also estimate that epilepsy costs the United States $15.5 billion per year. We believe the European market is similar. Approximately 720,000 of these patients are not receptive to pharmaceutical treatment and therefore are appropriate for surgical treatment of this disorder. In addition to poor quality of life, epilepsy also is associated with fairly high mortality rates, especially in children. CURE reported that Sudden Unexpected Death in Epilepsy accounts for 34% of all deaths in children. Such deaths have increased by close to 100% from 2005 to 2015 according to the CDC. Despite the large market opportunity, it is estimated that there are only 16,000 craniotomies performed for epilepsy cases each year in the United States with 18,000 performed in Europe.1 These numbers represent an underpenetrated market due to the invasiveness of a full craniotomy required just to perform the diagnostic procedure. After the diagnostic procedure, a second therapeutic procedure is required and at times even a third surgery if the seizures persist. We believe patients are unwilling to proceed due to the long diagnostic times (one-four weeks in the hospital with a craniotomy), infection rates and 50% rate of success in the diagnosis and treatment of the disorder. As detailed above, after the diagnosis is completed, if successful, the patient must undergo an additional procedure to have the affected area of brain tissue removed. The average cost for the diagnostic technology per procedure is $10,000, with ablation devices costing $15,000 and brain stimulation devices costing $25,000 to $30,000. We believe our technology, once developed, will offer an all in one solution with diagnostic and therapeutic capabilities.

1. American Association of Neurological Surgeons National Neurosurgical Procedural Statistics 2012.

We believe that many leading neurologists believe that the limits of today’s current technologies are the reason the exact affected area of the brain causing epileptic seizures is not well-determined. We expect our technology, which has been developed to date by physicians at WARF and Mayo Clinic, will provide a number of advantages over the current commercially available technologies, including the following:

●	Our proprietary thin film technology under development has a smaller footprint with many more electrodes.

●	We expect that our technology will eventually be able to be implanted using a minimally invasive procedure utilizing a dime sized burr hole rather than a full craniotomy which is typically required to implant the currently available technology.

●	Our technology may provide more accurate detection of irregular brain activity over currently available technology. In limited clinical testing, doctors at Mayo Clinic have documented pre-seizure activity (micro-seizures) during their clinical research with their patients using our cEEG technology.

We expect our technology can ablate through the electrodes as well as perform brain stimulation, allowing for diagnosis and treatment through the same product and in the same procedure.

Parkinson’s Disease

The Parkinson’s Disease Foundation estimates that as many as 1,000,000 patients in the United States live with Parkinson’s disease with an additional 60,000 patients diagnosed per year. Over 10,000,000 patients worldwide are living with Parkinson’s disease. There have not been any drugs introduced that have been effective at treating Parkinson’s disease. The average onset is over 60 years old but some people have been diagnosed as young as 40 years old. Parkinson’s is a disorder of the central nervous system caused by loss of brain cells throughout various regions of the brain. It is attributed to the loss of dopamine production in the brain, a messenger in the brain that allows for movement and coordination. There are no objective tests to diagnose Parkinson’s disease, and misdiagnosis rates are still very high. Doctors look to find two or more signs to make a diagnosis, including balance problems, rigidity and tremors that occur during rest. In 2011, the FDA approved the first imaging device called a DaTscan that can capture images of the dopamine system in the brain. By itself, these scans cannot diagnose Parkinson’s but can help confirm a doctor’s diagnosis. Parkinson’s disease is typically not fatal; however, complications caused by the symptoms of Parkinson’s, such as difficulty swallowing causing food to travel to the lungs resulting in pulmonary issues or falls related to loss of balance, can be fatal.

Today’s primary treatment for Parkinson’s disease involves medications that have not proven to resolve symptoms but rather ease symptoms. Years ago, surgical procedures such as thalamotomy and pallidotomy targeted certain parts of the brain and involved destroying the tissue. More recently, these procedures have been replaced with DBS. A doctor evaluates the patient by reviewing the patient’s symptoms and medications taken and administering detailed memory, thinking and imaging tests to determine if they are appropriate for DBS. According to the Michael J. Fox Parkinson’s Disease Research Foundation website, patients that seem to do best with DBS are those that have had the disease for at least four years and have benefited from taking medications prescribed to control the disease. In addition, DBS seems to help with reducing the issues with motor functions such as tremors, stiffness and slowness but not for balance issues. Doctors are evaluating treatment to other parts of the brain in an effort to address more symptoms to treat walking or balance issues. In addition, research is being conducted to provide stimulation when the symptoms return as opposed to all of the time.

Essential Tremors

Essential tremors are thought to be due to electrical irregularities in the brain that send abnormal signals to the muscles. It is a progressive condition that worsens over time and is linked to genetic disorders that typically appear in people who are over 40. Essential tremors usually occur alone and without any other neurological symptoms or signs. The tremors usually occur when the hands are raised and primarily affect the hands. Muscles in the trunk, face and neck may also experience symptoms. Sometimes misdiagnosed as Parkinson’s disease, essential tremors are an involuntary rhythmic shaking of the hands that is not present at rest. It is apparent during activities such as drinking, writing and eating. Symptoms can worsen due to stress, anxiety, smoking, caffeine, fatigue, etc. Genetics Home Reference estimates that as many as 10,000,000 people in the United States are affected by the disease. Treatments for the disease include medical therapy, weighting the limbs and DBS. Patients need to eliminate any medications they are taking that cause tremors as this can exacerbate the symptoms. For some patients, using wrist weights may ease symptoms allowing the patient to function. Other patients may also use relaxation techniques as stress can increase symptoms. Medical therapy is also used to treat patients’ symptoms. Primidone is typically the first drug prescribed as it has had success in some situations for epilepsy. Botox is also used at times to control head tremors. When these fail, surgery is the next alternative. A surgical procedure used years ago created lesions in the ventral intermediate thalamus and was highly successful with treating essential tremors but is no longer commonly used due to increased risk of developing speech problems. The latest therapy is DBS, which, unlike other therapies, is reversible and programmable, helping to adjust the settings to maximize patient benefit. Similar to Parkinson’s disease, the ability to detect this irregular brain activity before it causes a tremor is highly desirable.

Dystonia

Dystonia is a neurological condition recognized as a motion disorder that involves over activity of a variety of different muscles simultaneously that work against each other. It presents itself in a variety of symptoms but typically involves repetitive, patterned and often twisting involuntary muscle contractions resembling tremors. According to the Dystonia Medical Research Foundation, over 300,000 people are affected in the United States and Canada alone. Dystonia is the third most common problem seen in movement disorder clinics. Because it has many different manifestations, it is often misdiagnosed. In addition, similar to Parkinson’s disease, there are no specific tests that can positively diagnose dystonia. A doctor typically will evaluate patient and family history, potentially do genetic testing, EEG testing, blood and urine tests. There are also many treatment options for patients but depend on the type of dystonia. Botox and certain medications may be helpful or DBS may be used.

Artificial Intelligence

The brain consists of approximately 100 billion nerve cells, which are small wires that pass electrical signals to control all of its functions. There have been a number of successful clinical trials in which small metal wires, known as electrodes, are implanted in the brain to correct nerve damage using wireless communication between implanted wires to simulate functional nerve cells. In addition to correcting damaged nerve cells, certain scientists have theorized that if millions of wires could be implanted in the brain, these electrodes could present an opportunity to use artificial intelligence to create infrared sight, increase hearing or perfect memory recall. However, there currently is no commercially available manufacturing platform capable of making thousands of wires that can be placed within or on the brain and work reliably for the lifetime of a subject, and are soft enough to match the tissue of the brain, that avoid damage to the brain.

Limitations of Currently Available Therapies

There are a limited number of currently available products for diagnosis and treatment for people with neurological disorders such as epilepsy. Although the currently available systems provide diagnosis and treatment for patients, they have certain inherent limitations and shortcomings that we believe limit their use and validate the need for improved technology in the market. These limitations include:

●	Lengthy diagnostic times: Patients spend one to four weeks in the hospital waiting to have seizures that will allow doctors to determine where the seizures are occurring.

●	Lower Accuracy: Historically, clinical electrode manufacturers primarily provided electrodes that sample brain tissue at approximately centimeter spacial scales. Advances in digital EEG acquisition have made recordings at sub-millimeter spatial scales possible, but high-spatial resolution EEG has been slow to impact clinical practice. Existing, higher spatial scales increase the potential for missing data that may be critical in the removal of brain tissue causing the irregular activity.

●	Need to perform a full craniotomy (invasiveness): Currently available cortical electrode technology is placed through a craniotomy, which requires removing the top part of the cranium and is a very painful and invasive procedure. Procedural times for a craniotomy range from a minimum of four to eight hours. A variety of complications can occur when a full craniotomy is performed, including but not limited to: stroke, bleeding, infection, seizures, swelling of the brain (which may require a second craniotomy), nerve damage, which may cause muscle paralysis or weakness, cerebrospinal fluid (CSF) leak, which may require repair, loss of mental functions and permanent brain damage with associated disabilities. The invasiveness, procedural times and possible surgical complications have limited the growth of surgical treatment of epilepsy.

●	Multiple technologies required for diagnosis and treatment: Currently, a patient undergoes a craniotomy for implantation of diagnostic film technologies. The patient then waits in the hospital for one to four weeks waiting to have seizures that will allow doctors to pinpoint where the seizures are occurring in the brain. After this is complete, a patient has to undergo another lengthy procedure to have the brain tissue removed or undergo permanent implantation of depth electrodes for chronic stimulation. There is a need for an all in one technology that can potentially allow for diagnosis and treatment concurrently and potentially offer real time treatment without the need for surgery.

Our Solution

As a result of the inherent limitations and inconvenience of existing systems, we believe that there is a significant unmet need among people with neurological disorders for cortical strip, grid and depth electrodes that provide diagnostic capabilities through cEEG and sEEG recording in addition to therapeutic modalities, such as brain stimulation and ablation, offered as an all in one product. In comparison to currently available technologies, we are currently developing our strip, grid and depth electrodes with the goal of providing the following expected advantages:

●	Reduced time for diagnosis: If we are successful in identifying brain activity more quickly, in offering a minimally invasive procedure and developing an all in one solution, we expect our technology will reduce overall procedural times. While our pre-clinical and clinical experience to date is very limited, our cortical grid technology under development has, in some cases, demonstrated the ability to provide hi fidelity recordings that have allowed physicians to identify the affected brain tissue causing seizures in hours versus weeks. This represents the potential for meaningful cost savings for hospitals and patients and improved quality of life for patients.

●	Improved accuracy of diagnostic technologies: Because we believe our thin film technology will be capable of recording at higher fidelity than current technologies used in EEG recording, we believe our technology may be able to more precisely determine the brain tissue causing seizures. Additionally, in the limited clinical tests performed by Mayo Clinic with five patients to date, our technology under development has identified what clinicians refer to as pre-seizure activity (made possible by the ability to detect brain activity using sub-millimeter spatial scales). We believe our technology under development may be able to improve outcomes compared to using other therapeutic technologies regardless of whether we are able to offer an all in one diagnostic and therapeutic solution.

●	Implantation via minimally invasive procedure with fewer post-procedure complications: We are currently developing an approach to deliver the cortical electrodes, including minimizing the invasiveness of the procedure. We expect that patients who have qualified for this therapy will be more accepting of a minimally-invasive procedure. Such a procedure would potentially reduce the patient’s pain, bleeding and other adverse events associated with a full craniotomy. Our technology is expected to also have fewer wires, also referred to as tails, exiting the patient’s head, which can also reduce the potential for infections. Furthermore, the material we currently use in our cortical electrodes has shown in pre-clinical evaluations to cause less inflammation than current electrode substrates as it appears more compatible with brain tissue. As discussed under “Our Strategy” below, our technology under development, if approved, will be implanted via a full craniotomy until such time, if ever, as we are able to develop our minimally invasive procedure.

●	All-in-one diagnostic and therapeutic technology solution: Due to the expected high fidelity recording capabilities of our technology under development, we have received feedback from physicians that they will attempt to perform the diagnosis and treatment in a single procedure, thereby eliminating the need for a second surgical procedure, reducing the likelihood of patient infection and minimizing the diagnostic, procedural and hospital costs. As discussed under “Our Strategy” below, our initial product offering will offer diagnostic-only capabilities while we advance the development of our all in one approach.

Our Strategy

Our goal is to be the global leader in cEEG and sEEG recording, deep brain stimulation and ablation, owning the procedure from diagnosis through treatment. The key elements of our strategy include:

●	Introduce cortical strip and grid electrodes for the diagnosis of epilepsy in United States: In January 2019, we filed a 510(k) device submission to the FDA for our cortical and strip electrodes for temporary (less than 30 day) use with recording, monitoring, and acute stimulation equipment for the recording, monitoring and stimulation of electrical signals on the surface of the brain. As described in more detail in “Government Regulation” below, if the FDA determines to accept our submission for substantive review, the FDA will aim to complete its review within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. If the FDA agrees that the device is substantially equivalent to a legally marketed predicate device, it will grant clearance to commercially market the device. Our initial product offering will be placed through traditional surgical means involving a craniotomy until such time, if any, that we launch our minimally invasive procedure. We believe, due to physician feedback, that our technology under development would represent a major improvement over existing cortical electrodes for the recording of brain activity. We are initially targeting epilepsy as we believe this is a clinical area of great need and a market that is underserved with a quick path to commercialization. We believe the largest and quickest-to-market geography for our cortical strip and grid technology under development is in the United States for a number of reasons, including the following: (i) many industry sources believe there is a large underserved U.S. market, (ii) healthy procedural reimbursement for centers and physicians, (iii) robust average selling prices, (iv) physician enthusiasm for our technology under development. We expect to hire direct experienced sales representatives to market our technology, if approved, in the United States.

●	Launch depth electrodes for sEEG recording: Given the reluctance of patients to undergo epilepsy surgery due to its invasiveness, a number of epilepsy centers have adopted the use of depth electrodes, which are placed by drilling small holes into the patient’s cranium, thereby avoiding a craniotomy. We believe our technology will offer advantages to current depth electrode technology and will enable us to offer a therapeutic solution using this technology in the future. As we develop our technology, we plan to release further information about the expected advantages of our technology over currently available therapies.

●	Introduce minimally invasive delivery system for cortical electrodes: Cortical electrodes generally require a craniotomy, which is a very invasive procedure that can cause patient complications. Because of this, many patients have opted to not have epilepsy surgery, instead accepting the consequences and risks associated with epilepsy. We intend to develop a procedure that may include a delivery system placed through a small circular incision in the skull for implantation of the cortical grid and strip electrodes. We believe this will increase patient willingness to accept the surgery and increase market penetration. Until we are able to develop this procedure, if at all, our initial product offering will be placed through traditional surgical means involving a craniotomy and may be less likely to be adopted by physicians and patients due to unwillingness of patients to undergo epilepsy surgery.

●	Utilize these core technologies to develop all in one diagnostic and therapeutic solutions: Patients currently undergo one surgical procedure for diagnosis (either to have a cortical electrode placed via a craniotomy or depth electrodes placed via holes drilled into the skull) and, hopefully after the brain recordings successfully indicate where the affected brain tissue is located, a second procedure or surgery is then required to treat the patient. There is strong physician interest in being able to perform both the diagnostic and therapeutic procedure concurrently. We are developing our technology with the goal of being able to offer this benefit although there can be no assurance that we will be able to do so. We are pursuing cortical grid, strip and depth electrode technology that can record brain activity (diagnose), ablate brain tissue and also provide both acute and long term stimulation. The technology has demonstrated these functions in acute and short term animal models; however, additional development is required to offer a device that has long term therapeutic application. These therapeutic technologies are expected to require more robust regulatory approvals for the United States, ranging from a 510(k) with human clinical data to pre-market approvals (“PMAs”). We will engage the FDA at the proper time to determine the most efficient clinical path.

●	Gain approval for other brain or motor related disorders such as Parkinson’s with the therapeutic technologies developed for epilepsy: While we are developing our technology for the diagnosis and treatment of epilepsy, we believe that our technology has strong application and utilization for other brain or motor related disorders such as Parkinson’s disease, dystonia, essential tremors and facial pain as these diseases are currently treated with DBS if medications are not effective. As previously mentioned, we are planning to offer electrodes that can be implanted for long term stimulation applications, but such use will require that we pursue additional approvals from the FDA and any international regulatory bodies where we seek to commercialize our technology.

●	Explore partnerships with other companies that leverage our core technology: Given that our technology enables, complements and/or competes with a number of companies that are in the market or attempting to enter the market with diagnostic or therapeutic technologies to treat brain related disorders, we believe there may be opportunities to establish mutually beneficial relationships. In addition, our technology may have application in cardiovascular, orthopedic and pain related indications that could benefit from a hi-fidelity thin film electrode product that can provide stimulation and/or ablation therapies.

●	Investigate the potential applications associated with Artificial Intelligence: We have been informed by some of our corporate advisors that the ability to offer scale-able electrode technology that can provide thousands of electrodes in the brain may be helpful in treating medical conditions that may benefit from using artificial intelligence. The Company has formed an advisory board that will provide guidance to the Company as we continue to explore the opportunities in this exciting field.

Our Technology

Epilepsy Mapping and Monitoring

Epileptic seizures occur when the neurons in the brain miscommunicate. This miscommunication typically results in involuntary muscle seizure activities and/or periods of perceptual disconnect where the individual appears frozen. Modern medical science has advanced the treatment of epileptic seizures by mapping the electrical communication activity of neurons and understanding their special orientation in the brain. This mapping is accomplished by access to the cranium (through a craniotomy) and placing conductive contacts on the brain directly. The craniotomy procedure is very invasive, traumatic to the surrounding tissue, results in high patient down time, and increases the risk of infection.

Our Technology

We seek to leverage scale-able technology and produce ultra-thin, or paper-thin electrodes that allow for high-resolution and high-definition recordings, which would improve mapping resolution and signal acquisition. If the Company is able to leverage scale-able technology, it would mean that our technology would be able to incorporate smaller electrodes and thereby increase the number of electrodes on a given surface area. We expect that this would increase the imaging resolution so that brain activity is displayed in greater definition. We also believe that the electrodes’ unique thinness and flexibility will provide a less invasive approach to electrode placement. The electrodes would be able to be placed through a small quarter size hole instead of by an invasive full craniotomy procedure.

The images under “Cortical Electrode,” from bottom to top, are images of our cortical electrode strip, our grid electrode, and the placement of the grid electrode on the brain, respectively. The images under “High Density Interconnect” are both images of our product that connects our electrodes to the head box, which is a piece of hardware that connects to electrodes to acquire, amplify, display, store and archive electrophysiological signals, and is integrated as part of our manufactured electrode product. The images under “Head Box” and “Signal Monitoring and Mapping” are images of the device which processes information received through the high density interconnect, and a sample output of data acquisition, respectively, neither of which is one of a Company product.

Our technology consists of three primary types of cortical electrodes: grid electrodes, strip electrodes and dual-sided electrodes. These electrodes have a patented design that utilizes proprietary processing and materials technology, which we believe will allow the electrodes to have improved features over the current industry standard recording electrodes.

What sets our technology apart from others is the integration of state of the art design leveraging the latest in flexible printed circuit technology. We believe our patented designs will provide the surgeon a higher tactile perspective on electrode placement allowing for ultra-precise neuron recording. We expect the benefits of our electrode designs to include the ability to detect better defined margins between healthy tissue and resect-able tissue, less immune-response from the brain and surrounding tissue, better signal acquisition due to superior conformability of the electrode over the brain, improved flexibility that physicians have requested, which we expect will enable a minimally invasive approach and the electrodes unique thinness that is unmatched by current products being used.

The Future of Neurology Mapping with NeuroOne

We seek to develop superior “scale-able” technology for future product system iterations in higher density contact placement. This will open the doors to other brain related disease recording procedures by providing hi-fidelity, more accurate diagnostic capabilities and also the ability to provide an all in one therapy capable of diagnosis, ablation and/or stimulation. Beyond the brain, we believe our technology under development has applications in other neurological signal recording disease states related to voluntary or involuntary motor neuron abnormalities, understanding sensory neuro behavior (pain), limb prosthetics and degenerative muscle disease.

Clinical Development and Regulatory Pathway

Clinical Experience, Future Development and Clinical Trial Plans

Our technology under development has not been approved for commercialization by any U.S. or foreign regulatory body. To date, the Company has performed a number of bench top (which includes feasibility testing) and pre-clinical tests (which include animal testing of device placement, ergonomics, performance, ease of use, and other tests required by FDA regulations). As described in “—Government Regulation” below, the Company will be required to perform additional testing of its technology in connection with obtaining regulatory approvals.

In parallel with the development and testing needed to launch our cortical strip and grid electrodes, we intend to expand our product offerings to include less invasive means and all in one solutions, thus providing both patients and physicians better options to treat epilepsy and other brain related disorders. While we expect to make modifications to this initial system, we believe that most of our future product development initiatives will involve unique and transformational next generation technology that should drive further appeal of our products with both physicians and patients.

We are utilizing a number of resources to develop these technologies. We license three critical patents from WARF that are the foundation of the technology we are developing and intend to commercialize and benefit from the thin film technology know-how of Mayo Clinic doctors through our license and development agreement. WARF, Mayo Clinic and Cleveland Clinic have been responsible for all pre-clinical studies of our technology under development to date. See “—WARF License” and “—Mayo Foundation for Medical Education and Research License and Development Agreement” below.

Below we have summarized, for each component of our technology under development, the current stage of development, the pre-clinical testing done to date by WARF or Mayo Clinic on such component, if any, our plans for further testing or clinical trials and our expectations regarding the requirements for regulatory approval and timing of regulatory submissions:

Technology	Stage of Development and Pre-Clinical Testing to Date	Additional Expected Steps for Regulatory Approval
Cortical strip and grid electrodes for the diagnosis of epilepsy

Company has finalized the design for the product and there are no further expected changes to the device (“design freeze”).

Pre-clinical testing and clinical testing on the final design has been conducted by Mayo Clinic and WARF (as described in “Mayo Clinic Studies” below).

510(k) filing submitted to the FDA in January 2019.

There may be continued clinical evaluation of the technology under a pre-existing IRB research protocol approved by Mayo’s institutional review board, which will provide us with additional clinical evidence that may assist with product acceptance and launch.

Commercial launch is planned to begin in the United States in the first half of 2019 pending FDA 510(k) clearance and sufficient capital to hire sales representatives.

As described in “—Government Regulation” below, FDA 510(k) clearance often takes longer than 90 days, and clearance is never assured. The FDA may require further information, including clinical data which could delay the planned launch.

Depth electrodes for recording (diagnostic) purposes

Design freeze for one design; currently there are additional alternative designs under evaluation.

Bench top testing and pre-clinical tests (animal testing) were conducted in the third and fourth calendar quarters of 2018.

No clinical testing has been conducted to date.

The Company is currently evaluating two additional alternative designs for this product. Design freeze was completed in the fourth calendar quarter of 2018 for one of the three designs in consideration. Additional pre-clinical tests (including safety and performance tests) expected to occur in the first calendar quarter of 2019. The tests will need to demonstrate: biocompatibility (including extractables/leachables (whether the product results in any leaching of metals), and ease of implantation)), which we estimate will require $100,000;

Sterilization validation and adoption, which we estimate will require $25,000 to complete; and

Electrical safety, which we estimate will require $60,000 to complete.

Pending the outcome of these tests, we expect to file for FDA 510(k) marketing clearance for one design in the second calendar quarter of 2019.

Technology	Stage of Development and Pre-Clinical Testing to Date	Additional Expected Steps for Regulatory Approval
Minimally invasive cortical electrode delivery system

No design freeze.

An initial pre-clinical feasibility study was conducted by the Mayo Clinic utilizing their device with our cortical film technology in December 2018. Additional testing is expected in the first half of 2019.

Pre-clinical testing is expected to begin by the first calendar quarter of 2019, and regulatory requirements will continue to be evaluated as we develop the design of this product.

The Mayo Clinic is conducting testing of its own device. In the event the Mayo Clinic completes development of its own device prior to us, we may forego completing development of our device and seek to enter into an arrangement with Mayo Clinic relating to its device (such as, for example, an acquisition/licensing, or distribution agreement).

Otherwise, to complete development of our own device, testing will need to demonstrate design verification, which we estimate will require $50,000.

Depth electrode diagnostic and ablation devices

No design freeze.

Pre-clinical testing, including benchtop and animal testing, has been conducted on early designs.

No clinical testing has been conducted to date.

The Company has partnered with the Cleveland Clinic to co-develop the product.

Additional pre-clinical testing at the Cleveland Clinic was completed in the fourth calendar quarter of 2018 with additional pre-clinical studies expected in March 2019 at the Cleveland Clinic.

Once the design is finalized we will be required to conduct additional pre-clinical testing, which may include additional benchtop or animal testing for safety and performance. Additionally, the FDA may require that we conduct human clinical studies.

No FDA feedback has been sought or received by us to date on the clinical process that may be required for an ablation indication, but we expect regulatory clearance/approval will require a more robust clinical process, which could range from 510(k) clearance with human clinical data to a PMA, depending on proposed indications for use. We expect that we will need to demonstrate design verification, which we estimate will require $75,000 to complete, biocompatibility, which we estimate will require $100,000 to complete, and sterilization validation and adoption, which we estimate will require $25,000 to complete. We may also need to demonstrate electrical safety, which we estimate will require $60,000.

Future pre-clinical and clinical testing requirements for regulatory clearance will continue to be evaluated as we develop the design of this product

Technology	Stage of Development and Pre-Clinical Testing to Date	Additional Expected Steps for Regulatory Approval
Depth electrode chronic stimulation devices	No design freeze. No pre-clinical testing, or clinical testing has been conducted to date

This device is in early development, and we do not expect to begin conducting bench top nor pre-clinical testing until the fourth calendar quarter of 2019.

Following a design freeze, we will be required to conduct additional pre-clinical testing, which may include additional benchtop or animal testing for safety and performance. Additionally, FDA-approved human clinical studies will most likely be required.

No FDA feedback has been sought or received by us to date on the clinical process that will be required for chronic stimulation, but we expect regulatory clearance/approval for chronic stimulation may require a more robust clinical process, which could range from 510(k) clearance with human clinical data to a PMA. Because we have not yet met with the FDA, we cannot yet determine what clinical data and testing we will need to complete or what the testing will need to demonstrate. However, we believe, based on the experience of competitors for similar technology, that we will need to conduct clinical trials, which we estimate will require approximately $1,000,000, as well as demonstrate biocompatibility, which we estimate will require $100,000 to complete, and demonstrate sterilization validation and adoption, which we estimate will require $25,000 to complete.

Mayo Clinic Studies

Our cortical technology for the diagnosis of epilepsy has been tested by doctors at Mayo Clinic in multiple pre-clinical tests conducted from 2012 to 2017. In pre-clinical models, doctors examined the biological impact on mammalian brains. Polyimide substrate electrodes (NeuroOne technology) were implanted on the pig’s brain for one week alongside standard competitive electrodes. The tissue underneath the two types of electrodes was removed, fixed, stained, and examined for immunological responses. The results of a histological (evaluation of brain tissue under a microscope) analysis showed reduced immunological reaction to prolonged polyimide substrate implants (NeuroOne technology) compared to standard silicone substrate clinical electrodes. Electrophysiological recordings showed data obtained from polyimide electrodes which showed the feasibility of high fidelity multi-scale electrophysiology while also displaying easier deployment of polyimide electrodes (NeuroOne technology) through minimally invasive burr holes.

Additionally, doctors implanted our polyimide thin film electrodes on five human patients who were undergoing surgery to remove brain tissue for drug resistant epilepsy. Electrophysiological recordings from the polyimide thin film technology displayed in each of these patients demonstrated micro-seizure activity due to the high fidelity multi-scale electrophysiology.

Conclusions reached by the physicians at Mayo Clinic were that thin, flexible polyimide electrodes (NeuroOne technology) provided recordings similar to standard clinical electrodes with reduced immunological response. In addition, the flexibility of polyimide electrodes may reduce pain and swelling associated with implantation of the device, and the single wire exiting the skull may reduce infection risk. The ability to record micro-seizure and single neuron brain activity may also provide additional useful clinical data. Combined, these properties suggest that the replacement of our current competitive silicone electrodes with polyimide substrate electrodes (NeuroOne technology) for recording brain activity for epilepsy could provide enhanced clinical value with reduced cost, reduced infection risk, and improved patient comfort.

In addition, our thin film cortical implant technology has been tested by researchers at the University of Wisconsin-Madison in multiple pre-clinical animal studies conducted from 2006 to 2016, which included mice, rats and primates. In these studies, our technology was able to record brain activity from different areas of the brain, was implanted in a minimally invasive fashion, electrically provided brain stimulation and tissue ablation, and had increased flexibility compared to existing commercially available technology, which allowed the grids to conform more easily to the brain surface (and may have reduced pain and swelling, compared to less flexible devices).

Sales and Marketing

Based on the size and maturity of the U.S. market, our initial commercial focus, if our technology is approved for commercialization for the diagnosis of epilepsy in the United States, will be to invest in developing a direct sales force and infrastructure to support the launch of the product in the United States and target what we estimate to be approximately 188 Level 4 epilepsy centers along with their respective epilepsy teams comprised of neurologists, neurosurgeons and technicians in the United States who are clinically active.

In parallel, we have evaluated the opportunity to commercialize our products in select European markets and have concluded that while there is a market for our technology in Europe, the regulatory changes in the European Union will require a lengthy and costly approval pathway. At this time, we will utilize our resources to remain focused on the opportunity in the United States but will reexamine international opportunities at a later time. If our technology is approved for commercialization for the diagnosis of epilepsy in the United States, we will look to educate neurologists, neurosurgeons and primary care physicians on the advantages to existing epilepsy approaches through a variety of targeted marketing tools and social media.

Reimbursement

Coverage in the United States

Reimbursement from private third-party healthcare payors and, to a lesser extent, Medicare will be an important element of our success. Although CMS and third-party payors have adopted coverage policies for our targeted indications, there is no guarantee this will continue at the same levels or at all in the future. Current Procedural Terminology, or CPT, is a medical code set that is used to report medical, surgical and diagnostic procedures and services to entities such as physicians, health insurance companies and accreditation organizations.

Applicable diagnostic CPT codes for mapping (diagnosing) the brain for diagnostic procedures are as follows:

●	61531 Subdural implantation of strip electrodes through one or more burr or trephine (saw) hole(s) for long-term seizure monitoring;

●	61533 Craniotomy with elevation of bone flap: for subdural implantation of an electrode array, for long term seizure monitoring;

●	61535 Craniotomy with elevation of bone flap; for removal of epidural or subdural electrode array, without excision of cerebral tissue (separate procedure); and

●	61760 Stereotactic implantation of depth electrodes into the cerebrum for long term seizure monitoring.

Regarding ICD-10 codes, the International Classification of Diseases, Tenth Edition (ICD-10) is a clinical cataloging system that went into effect for the U.S. healthcare industry on October 1, 2015, after a series of lengthy delays. Accounting for modern advances in clinical treatment and medical devices, ICD-10 codes offer many more classification options compared to those found in its predecessor, ICD-9. Within the healthcare industry, providers, coders, IT professionals, insurance carriers, government agencies and others use ICD codes to properly note diseases on health records, to track epidemiological trends and to assist in medical reimbursement decisions.

ICD-10 codes for epilepsy are as follows:

●	G40.0 Localization-related (focal) (partial) idiopathic epilepsy and epileptic syndromes with seizures of localized onset;

●	G40.1 Localization-related (focal) (partial) symptomatic epilepsy and epileptic syndromes with simple partial seizures;

●	G40.2 Localization-related (focal) (partial) symptomatic epilepsy and epileptic syndromes with complex partial seizures;

●	G40.3 Generalized idiopathic epilepsy and epileptic syndromes;

●	G40.A Absence epileptic syndrome;

●	G40.4 Other generalized epilepsy and epileptic syndromes;

●	G40.50 Epileptic seizures related to external causes, not intractable;

●	G40.80 Other epilepsy; and

●	G40.82 Epileptic spasms.

We believe that many of the indications we are pursuing with our technologies are currently reimbursed on a widespread basis by Medicare, Medicaid and private insurance companies.

Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, their coverage policies may be restrictive, or they may not cover or provide adequate payment for our products. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. Our revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as requiring prospective reimbursement and second opinions, purchasing in groups, or redesigning benefits. Our future dependence on the commercial success of our technologies makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payors provide adequate coverage and reimbursement for our products and the related insertion and removal procedures, our financial performance may be limited.

Coverage Outside the United States

If we seek to commercialize in countries outside the United States, coverage for epilepsy surgical procedures are available from certain governmental authorities, private health insurance plans, and labor unions. Coverage systems in international markets vary significantly by country and, within some countries, by region. If we seek to commercialize our technology, if approved, outside the United States, coverage approvals must be obtained on a country-by-country, region-by-region or, in some instances, a case-by case basis. Based on our ongoing evaluation, certain countries reimburse more highly than others.

We evaluated international opportunities to market our technology under development. While we believe there is a market for our technology in Europe and other foreign jurisdictions, we have determined not to seek to commercialize in any foreign jurisdictions due to time intensive approval processes, the lack of certainty regarding approval, significant cost and the stringency of the regulatory approval process in Europe in particular, among other factors.

Manufacturing, Supply and Quality Assurance

We currently outsource the supply and manufacture of all components of our prototypes of our technology under development. We plan to continue with an outsourced manufacturing arrangement for the foreseeable future. Our third-party manufacturers are recognized in their field for their competency to manufacture the respective portions of our system and have quality systems established that meet FDA requirements. We believe the manufacturers we currently utilize have sufficient capacity to meet our launch requirements if our technology under development is approved in the future and are able to scale up their capacity relatively quickly with minimal capital investment. We believe that, as we increase our demand in the future, our per-unit costs will decrease materially. We have also identified capable second source manufacturers and suppliers in the event of disruption from any of our primary vendors.

Our suppliers meet the latest ISO 13485 certification, which includes design control requirements. As a medical device developer, the facilities of our sterilization and other critical suppliers are subject to periodic inspection by the FDA and corresponding state and foreign agencies. We believe that our quality systems and those of our suppliers are robust and achieve high product quality. We plan to audit our suppliers periodically to ensure conformity with the specifications, policies and procedures for our devices.

Research and Development

Our research and development team, which includes our Chief Development Officer who is a full-time employee, and two third party consultants who perform research and development activities for us, is focused on the development of thin film cortical grid and strip electrodes and depth electrodes for recording, ablation and chronic stimulation for brain related disorders. Our research and development expenses were $0.7 million for the year ended December 31, 2017 and $0.7 for the nine months ended September 30, 2018.

Competition

In the market for Epilepsy diagnosis, our cortical strip, sheet and depth electrode technology will likely compete with Integra Life Science’s Integra Epilepsy Strip, Grid and depth electrodes, which provide a similar function to our diagnostic technologies under development. These products are well established in the marketplace and Integra has greater resources than us, which could allow them to innovate faster. Ad-Tech Medical Instrument Corporation’s Epilepsy/LTM (subdural grid, strip and depth) electrodes, which have become the market leaders for diagnostic mapping in epilepsy, and PMT Corporation’s Cortac Strips and grid electrodes and Depthalon depth electrodes are used for recording brain activity similar to other competitive technologies. Today’s success rates for seizure free post-operative conditions remain at 50%, which has limited patients’ willingness to undergo the currently highly invasive surgical procedure. We will also compete against other companies in early stages of development of thin film technologies.

In the neuro-ablation market, we expect to compete with Medtronic’s Visualase guided-laser ablation technology and Monteris Medical’s NeuroBlate technology, which use MRI guided laser surgical ablation for use to ablate, necrotize or coagulate soft tissue through interstitial irradiation or thermal therapy in medicine and surgery in the discipline of neurosurgery with 1064 nm lasers. Their website claims it is used for ablation in the brain for soft tissue and tumors. We believe there are other laser-based systems in development that will compete with these technologies.

In the neurostimulation market, we expect to compete with NeuroPace’s RNS system approved for epilepsy, Medtronic’s Activa system approved for Parkinson’s disease, Boston Scientific Vercise (indicated for Parkinson’s, dystonia and essential tremors), Abbott/St. Jude Medical’s Infinity DBS system (approved for Parkinson’s disease and essential tremors), Liva Nova/Cyberonic’s VNS therapy intended for patients suffering with epilepsy. We believe there are additional companies pursuing thin film electrode technology for use in the brain although none are expected to be commercially available in 2019. Although we will face potential competition from many different sources, we believe that our technology, knowledge, experience and scientific resources will provide us with competitive advantages. We expect the key competitive factors affecting the success of our cortical strip and sheet electrodes under development, if successfully developed and approved, are likely to be: hi-fidelity recording that allows for detection of pre-seizure activity, ability to place the devices minimally invasively, deliverability of cortical grid, strip and depth electrode technology, ability to offer grid, strip and depth electrodes in various electrode shapes and sizes, potential reduction in infections and ability to record brain activity both on the surface using cortical grid and strip technology and deeper into the brain using depth electrodes concurrently.

Many of the companies against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our development.

WARF License

We have an Exclusive Start-Up Company License Agreement with WARF, pursuant to which WARF has granted us the WARF License, to make, use and sell, in the United States only, products that employ certain licensed patents for a neural probe array or thin-film micro electrode array and method. In exchange for the WARF License, we have agreed to pay WARF $55,000 (representing a license fee) upon the earliest to occur of the date we cumulatively raise at least $3.0 million in financing, which threshold was recently met, the date of a change of control, or our revenue reaching a specified threshold amount, and to pay $65,000 (representing reimbursement for costs incurred by WARF in maintaining the licensed patents) upon the earliest to occur of the date that we cumulatively raise at least $5 million in financing, the date of a change of control, or our revenue reaching a specified threshold amount, which amount was paid on February 1, 2019.

The initial $55,000 payment was due on May 3, 2018 and was paid April 22, 2018. We have also agreed to pay WARF a royalty equal to a single-digit percentage of our product sales pursuant to the WARF License, with a minimum annual royalty payment of $50,000 for 2019, $100,000 for 2020 and $150,000 for 2021 and each calendar year thereafter that the WARF License is in effect. If we or any of our sublicenses contest the validity of any licensed patent, the royalty rate will be doubled during the pendency of such contest and, if the contested patent is found to be valid and would be infringed by us if not for the WARF License, the royalty rate will be tripled for the remaining term of the WARF License.

We have agreed to diligently develop, manufacture, market and sell products under the WARF License in the United States during the term of the agreement and, specifically, that we would submit a business plan to WARF by February 1, 2018, which we submitted on January 18, 2018, and would file an application for 510(k) marketing clearance with the FDA by February 1, 2019, which we submitted on January 28, 2019. WARF may terminate this license in the event that we fail to meet these milestones on 30 days’ written notice, if we default on the payments of amounts due to WARF or fail to timely submit development reports, actively pursue our development plan or breach any other covenant in the WARF License and fail to remedy such default in 90 days or in the event of certain bankruptcy events involving us. WARF may also terminate the WARF License (i) on 90 days’ notice if we fail to have commercial sales of one or more FDA-approved products under the WARF License by March 31, 2019 or (ii) if, after royalties earned on sales begin to be paid, such earned royalties cease for more than four calendar quarters. The WARF License otherwise expires by its terms on the date that no valid claims on the patents licensed thereunder remain. We expect the latest expiration of a licensed patent to occur in 2030.

In addition, WARF reserves the right to grant non-profit research institutions and government agencies non-exclusive licenses to practice and use the inventions of the licensed patents for non-commercial research purposes, and we grant WARF a non-exclusive, sub licensable, royalty-free right and license for non-commercial research purposes to use improvements to the licensed patents. In the event that we discontinue use or commercialization of the licensed patents or improvements thereon, we must grant WARF an option to obtain a non-exclusive, sub-licensable royalty-bearing license to use the improvements for commercial purposes.

See “Risk Factors”— We depend on intellectual property licensed from WARF for our technology under development, and the termination of this license would harm our business” for additional information regarding the WARF License and our past breach thereof.

Mayo Foundation for Medical Education and Research License and Development Agreement

We have entered into the Mayo Development Agreement with Mayo Foundation for Medical Education and Research (“Mayo”) to license worldwide (i) certain know how for the development and commercialization of products, methods and processes related to flexible circuit thin film technology for the recording of tissue and (ii) the products developed therefrom, and to partner with Mayo to assist the Company in the investigation, research application, development and improvement of such technology. Mayo has agreed to assist us by providing access to certain individuals at Mayo, or the Mayo Principal Investigators, in developing our cortical thin film flexible circuit technology, including prototype development, animal testing, protocol development for human and animal use, abstract development and presentation and access to and license of any intellectual property that the Mayo Principal Investigators develop relating to the procedure.

On May 25, 2017, prior to the closing of the Acquisition, NeuroOne, Inc. issued Mayo 50,556 shares of common stock of NeuroOne, Inc. (the “NeuroOne Shares”), pursuant to a subscription agreement, which shares were converted into 859,976 shares of the Company’s Common Stock at the closing of the Acquisition.

Whether or not any such technology, product, method, process, device or delivery system is developed, we agreed, in consideration for Mayo’s efforts under the Mayo Development Agreement, to pay Mayo a cash payment of approximately $92,000 on the earlier of September 30, 2017 or the date we raise a minimum amount of financing. We did not make this payment by September 30, 2017 and breached this provision of the Mayo Development Agreement. Mayo granted us an extension of this deadline to December 31, 2017, and we made this payment within such extended deadline period.

Finally, we have agreed to pay Mayo a royalty equal to a single-digit percentage of our product sales pursuant to the Mayo Development Agreement. Mayo may purchase any developed products licensed under the Mayo Development Agreement at the best price offered by us to the end user in the prior year. The Mayo Development Agreement generally will expire in October 2034, unless the Mayo know-how and improvements under the Mayo Development Agreement remain in use, and the Mayo Development Agreement may be terminated by Mayo for cause or under certain circumstances.

For additional information regarding the Mayo Development Agreement and our past breach thereof, see “Risk Factors—We depend on our partnership with Mayo Foundation for Medical Education and Research to license certain know how for the development and commercialization of our technology. Termination of this partnership would harm our business, and even if this partnership continues, it may not be successful.”

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patents, trademarks, copyrights, trade secrets as well as nondisclosure and assignment of invention agreements, material transfer agreements, confidentiality agreements and other measures to protect our intellectual property and other proprietary rights.

Patents

As of February 5, 2019, our patent estate consists of three issued United States patents licensed from WARF covering a neural probe array and thin-film micro electrode array and method and two pending U. S. patent applications filed by us and published on October 11, 2018 covering our applications and additional devices used during the diagnostic and therapeutic ablation and stimulation procedures. The licensed issued patents expire between 2025 and 2030, subject to any patent extensions that may be available for such patents. If a patent or patents are issued on our pending patent application, the resulting patent is projected to expire in 2038.

Our patent application may not result in an issued patent, and any patents that have been issued or may be issued in the future may not protect the commercially important aspects of our technology. Furthermore, the validity and enforceability of our issued patents may be challenged by third parties and our patents could be invalidated or modified by the issuing governmental authority. Third parties may independently develop technology that is not covered by our patents that is similar to, or competes with, our technology. In addition, our intellectual property may be infringed or misappropriated by third parties, particularly in foreign countries where the laws and governmental authorities may not protect our proprietary rights as effectively as those in the United States.

The medical device industry in general, and the recording, ablation and neurostimulation sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We are aware of numerous patents issued to third parties that may relate to the technology used in our business, including the design and manufacture of electrodes and pulse generators, as well as methods for device placement. Each of these patents contains multiple claims, any one of which may be independently asserted against us. The owners of these patents may assert that the manufacture, use, sale or offer for sale of our cortical strip and sheet electrodes infringe one or more claims of their patents. Furthermore, there may be additional patents issued to third parties of which we are presently unaware that may relate to aspects of our technology that such third parties could assert against us and materially and adversely affect our business. In addition, because patent applications can take many years to issue, there may be patent applications that are currently pending and unknown to us, which may later result in issued patents that third parties could assert against us and materially and adversely affect our business.

Any adverse determination in litigations, post grant trial proceedings, including interference proceedings, at the Patent Office relating to intellectual property to which we are or may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties, and result in the cancellation and/or invalidation of our intellectual property. Furthermore, if a court finds that we have willfully infringed a third party’s intellectual property, we could be required to pay treble damages and/or attorney fees for the prevailing party, in addition to other penalties. Although intellectual property disputes in the medical device area are often settled through licensing or similar arrangements, costs associated with such arrangements can be substantial and often require ongoing royalty payments. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement; if we are able to redesign our products to avoid infringement, we may not receive FDA approval in a timely manner. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which could have a significant adverse impact on our business.

Trademarks

We have one pending U.S. trademark application for the “NeuroOneTM” trademark. We were issued a notice of allowance from the U.S. Trademark and Patent Office in December 2017 and will provide proof of use to the U.S. Trademark and Patent Office in the near future in order to establish registration of the trademark. The trademark is subject to a 30 day period in which it can be contested by the public. If not contested, the U.S. Trademark and Patent Office will issue the registered trademark for the “NeuroOne” name.

Trade Secrets

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect such intellectual property and proprietary information by generally requiring our employees, consultants, contractors, scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements upon the commencement of their employment or engagement as the case may be. Our agreements with our employees prohibit them from providing us with any intellectual property or proprietary information of third parties. We also generally require confidentiality agreements or material transfer agreements with third parties that receive or have access to our confidential information, data or other materials. Notwithstanding the foregoing, there can be no assurance that our employees and third parties that have access to our confidential proprietary information will abide by the terms of their agreements. Despite the measures that we take to protect our intellectual property and confidential information, unauthorized third parties may copy aspects of our products or obtain and use our proprietary information.

Government Regulation

Our cortical strip, grid and depth electrodes are a medical device subject to extensive and ongoing regulation by the FDA, the U.S. CMS, the European Commission, and regulatory bodies in other countries. Regulations cover virtually every critical aspect of a medical device company’s business operations, including research activities, product development, quality and risk management, contracting, reimbursement, medical communications, and sales and marketing. In the United States, the Federal Food, Drug and Cosmetic Act, or FDCA, and the implementing regulations of the FDA govern product design and development, pre-clinical and clinical testing, premarket clearance or approval, product manufacturing, quality systems, import and export, product labeling, product storage, recalls and field safety corrective actions, advertising and promotion, product sales and distribution, and post-market clinical surveillance. Our business is subject to federal, state, local, and foreign regulations, such as ISO 13485, ISO 14971, FDA’s Quality System Regulation, or QSR, contained in 21 CFR Part 820, and the European Commission’s Directive 93/42/EEC concerning medical devices and its amendments.

Regulatory Framework in the United States

Device classification

The FDA characterizes medical devices into one of three classes. Devices that are considered by the FDA to pose lower risk are classified as Class I or II. Class I devices are subject to controls for labeling, pre-market notification and adherence to the FDA’s QSR. This pertains to manufacturers’ methods and documentation of the design, testing, production, control quality assurance, labeling, packaging, sterilization, storage and shipping of products, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls but may be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling, and may also require clinical testing prior to clearance or approval. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, including devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Some Class I and Class II devices are exempted by regulation from the pre-market notification requirement under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, and the requirement of compliance with substantially all of the QSR. However, a pre-market approval, or PMA application, is required for devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or those that are “not substantially equivalent” either to a device previously cleared through the 510(k) process or to a “preamendment” Class III device in commercial distribution before May 28, 1976 when PMA applications were not required. The PMA approval process is more comprehensive than the 510(k) clearance process and typically takes several years to complete. Based on FDA definitions, we believe our diagnostic strip, grid and depth electrode technology will be categorized by the FDA as a Class II device that does not require clinical testing and can be filed as a 510(k), similar to existing competitive technology. The Company expects that indications for treating epilepsy, Parkinson’s and other patients suffering from motor related neurological deficiencies via a permanent implant for chronic treatment will require a PMA process to commercially distribute in the United States.

The 510(k) clearance process

Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. The de novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).

The PMA approval process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.

Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

●	the device may not be safe, effective, reliable or accurate to the FDA’s satisfaction;

●	the data from pre-clinical studies and clinical trials may be insufficient to support approval;

●	the manufacturing process or facilities may not meet applicable requirements; and

●	changes in FDA approval policies or adoption of new regulations may require additional data.

If an FDA evaluation of a PMA application is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel.

Clinical Trials

Clinical trials are typically required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA’s approval of an IDE allows clinical testing to go forward, but it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. Clinical trials must be entered into the clinical trials registry at clinicaltrials.gov.

The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

●	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

●	patients do not enroll in clinical trials at the rate expected;

●	patients, sponsor (NeuroOne) or study sites do not comply with trial protocols;

●	patient follow-up is not at the rate expected;

●	patients experience adverse side effects;

●	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

●	institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

●	third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

●	the sponsor (NeuroOne) or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

●	third-party clinical investigators have significant financial interests related to the sponsor (NeuroOne) or the study that the FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;

●	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

●	changes in governmental regulations or administrative actions;

●	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

●	the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

International Regulation

International sales of medical devices are subject to local government regulations, which may vary substantially from country to country. The time required to obtain approval in another country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory body in Europe is that of the European Union, the European Commission, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of these relevant directives will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Additional local requirements may apply on a country-by-country basis. Outside of the European Union, regulatory approval would need to be sought on a country-by-country basis in order for us to market our products.

Medical devices in Europe are classified into four primary categories. They are as follows:

●	Non-invasive devices;

●	Invasive medical devices;

●	Active medical devices; and

●	Special Rules (including contraceptive, disinfectant, and radiological diagnostic medical devices).

Devices are further segmented into the classes noted below. In Vitro Diagnostic devices have their own classification scheme and while active implantable devices do not follow the same classification system as provided by the Medical Device Directive, they are subject to similar requirements as Class III devices:

●	Class I – Provided non-sterile or do not have a measuring function (low risk);

●	Class I – Provided sterile and/or have a measuring function (low/medium risk);

●	Class IIa (medium risk);

●	Class IIb (medium/high risk); and

●	Class III (high risk).

After a review of our technology, an international regulatory consultant advised us that our strip, grid and depth electrode diagnostic technology is likely a Class III device (since it comes into contact with the central nervous system) which will require a lengthy approval process as a design dossier including clinical data will be required for approval.

Other Regulatory Requirements

Even after a device receives clearance or approval and is placed in commercial distribution, numerous regulatory requirements apply. These include:

●	establishment registration and device listing;

●	QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, risk management, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

●	labeling regulations that prohibit the promotion of products for uncleared, unapproved or “off-label” uses, and impose other restrictions on labeling, advertising and promotion;

●	MDR regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

●	voluntary and mandatory device recalls to address problems when a device is defective and could be a risk to health; and

●	corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA enforces regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA and other regulatory agencies. These may include any of the following sanctions or consequences:

●	warning letters or untitled letters that require corrective action;

●	fines and civil penalties;

●	unanticipated expenditures;

●	delays in approving or refusal to approve future products;

●	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

●	suspension or withdrawal of FDA clearance or approval;

●	product recall or seizure; interruption of production;

●	operating restrictions;

●	injunctions; and

●	criminal prosecution.

Our contract manufacturers, specification developers and some suppliers of components or device accessories, also are required to manufacture our products in compliance with current good manufacturing practice requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and it includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes that any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down such manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations or assess civil and criminal penalties against us or our officers or other employees.

Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and Similar Foreign and State Laws and Regulations Affecting the Transmission, Security and Privacy of Health Information

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

Foreign data privacy regulations, such as the EU Data Protection Directive (Directive 95/46/EC), the country-specific regulations that implement Directive 95/46/EC, and the EU General Data Protection Regulation also govern the processing of personally identifiable data, and may be stricter than U.S. laws.

Fraud and Abuse Laws

In addition to FDA restrictions, there are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Our relationships with healthcare providers and other third parties are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Federal Anti-Kickback and Self-Referral Laws

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything at less than its fair market value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a review of all its relevant facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of (or purchases, or recommendations related to) federal healthcare covered business, the Anti-Kickback Statute has been implicated and potentially violated.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which do not have the same exceptions and apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs. Further, the Anti-Kickback Statute was amended by the ACA. Specifically, as noted above, under the Anti-Kickback Statute, the government must prove the defendant acted “knowingly” to prove a violation occurred. The ACA added a provision to clarify that with respect to violations of the Anti-Kickback Statute, “a person need not have actual knowledge” of the statute or specific intent to commit a violation of the statute. This change effectively overturns case law interpretations that set a higher standard under which prosecutors had to prove the specific intent to violate the law. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

We plan to provide the initial training to providers and patients necessary for appropriate use of our technology either through our own educators or by contracting with outside educators that have completed an appropriate training course. Outside educators are reimbursed for their services at fair market value.

Noncompliance with the federal Anti-Kickback Statute could result in our exclusion from Medicare, Medicaid or other governmental programs, restrictions on our ability to operate in certain jurisdictions, and civil and criminal penalties.

The federal Physician Self-Referral Prohibition, commonly known as the “Stark Law,” prohibits a physician from ordering “designated health services,” including durable medical equipment, for Medicare and Medicaid patients from entities with which the physician (or an immediate family member) has a “financial relationship.” Financial relationships include both compensation arrangements and investment and ownership interests. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare, Medicaid or other governmental programs. We believe that we have structured our provider arrangements to comply with current Stark Law requirements.

Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Additionally, as some of these laws are still evolving, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider and training arrangements may ultimately be found to be not in compliance with applicable federal law.

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring “qui tam” whistleblower lawsuits against companies under the Federal False Claims Act. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

There are other federal anti-fraud laws that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Additionally, HIPAA established two federal crimes related to making false statements in relation to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Civil Monetary Penalties Law

In addition to the Anti-Kickback Statute and the False Claims Act, the federal government has the authority to seek civil monetary penalties, or CMPs, assessments, and exclusion against an individual or entity based on a wide variety of prohibited conduct. For example, the Civil Monetary Penalties Law authorizes the imposition of substantial CMPs against an entity that engages in activities including, but not limited to: (1) knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way; (2) knowingly giving or causing to be given false or misleading information reasonably expected to influence the decision to discharge a patient; (3) offering or giving remuneration to any beneficiary of a federal health care program likely to influence the receipt of reimbursable items or services; (4) arranging for reimbursable services with an entity which is excluded from participation from a federal health care program; (5) knowingly or willfully soliciting or receiving remuneration for a referral of a federal health care program beneficiary; or (6) using a payment intended for a federal health care program beneficiary for another use. The government is authorized to seek different amounts of CMPs and assessments based on underlying violation. For false or fraudulent claims, the government may seek a penalty of up to $10,000 for each item or service improperly claimed, and an assessment of up to three times the amount improperly claimed. For kickback violations, the government may seek a penalty of up to $50,000 for each improper act and damages of up to three times the amount of remuneration at issue.

State Fraud and Abuse Provisions

Many states have also adopted some form of anti-kickback and anti-referral laws and a false claims act. We believe that we are in conformance to such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Physician Payment Sunshine Act

Transparency laws regarding payments or other items of value provided to healthcare providers and teaching hospitals may also impact our business practices. The federal Physician Payment Sunshine Act requires most medical device manufacturers to report annually to the Secretary of Human Health Services financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions.

U.S. Foreign Corrupt Practices Act

The FCPA prohibits U.S. corporations and their representatives from offering, promising, authorizing or making corrupt payments, gifts or transfers to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Employees

As of February 5, 2019, we had five employees, all of whom are full-time, and all of whom are located in the United States, and we also retained the services of approximately ten regular consultants. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Corporate Information

Our principal executive offices are located at c/o David Rosa, 10901 Red Circle Drive, Suite 150, Minnetonka, Minnesota 55343, and our telephone number is 952-237-7412. Our website address is www.neurooneinc.com. Information on our website is not part of this prospectus.

DESCRIPTION OF PROPERTY

On November 13, 2018, we entered into a sublease agreement to sublease office space at 10901 Red Circle Drive, Suite 150, Minnetonka, Minnesota 55343, from December 1, 2018 through October 31, 2019.

LEGAL PROCEEDINGS

From time to time, we are subject to litigation and claims arising in the ordinary course of business. In May 2017, NeuroOne, Inc. received a letter from PMT, the former employer of Mark Christianson and Wade Fredrickson. PMT claimed that these officers had breached their restrictive covenant obligations with PMT by virtue of their work for NeuroOne, Inc. and such officer’s prior work during employment with the prior employer, that these officers had breached their confidentiality and non-disclosure obligations to PMT and federal and state law by misappropriating confidential and trade secret information, and that the Company is responsible for tortious interference with the contracts. The letter demanded that Mr. Fredrickson (who resigned from the Company in June 2017), Mr. Christianson and NeuroOne, Inc. cease and desist all competitive activities, that Mr. Fredrickson step down from his position and that Mr. Christianson and NeuroOne, Inc. provide the former employer access to NeuroOne, Inc.’s systems to demonstrate that it is not using trade secrets or proprietary information nor competing with the former employer.

On March 29, 2018, we were served with a complaint filed by PMT adding the Company, NeuroOne, Inc. and Mark Christianson to its existing lawsuit against Wade Fredrickson. In the lawsuit, PMT claims that Mr. Fredrickson and Mr. Christianson breached their non-competition, non-solicitation and non-disclosure obligations, breached their fiduciary duty obligations, were unjustly enriched, engaged in unfair competition, engaged in a civil conspiracy, tortiously interfered with PMT’s contracts and prospective economic advantage, and breached a covenant of good faith and fair dealing. Against Mr. Fredrickson, PMT also alleges that he intentionally or negligently spoliated evidence, made negligent or fraudulent misrepresentations, misappropriated trade secrets in violation of Minnesota law, and committed the tort of conversion and statutory civil theft. Against the Company and NeuroOne, Inc., PMT alleges that the Company and NeuroOne, Inc. were unjustly enriched and engaged in unfair competition. PMT asks the Court to impose a constructive trust over the shares held by Mr. Fredrickson and Mr. Christianson and to award compensatory damages, equitable relief, punitive damages, attorneys’ fees, costs and interest.

On April 18, 2018, Mr. Christianson, the Company and NeuroOne, Inc. filed a motion for dismissal, which was heard by the Court on October 11, 2018. The motion for dismissal states that: the contract claims against Mr. Christianson fail because his agreement was not supported by consideration; the Minnesota Uniform Trade Secrets Act preempts plaintiff’s claims for unfair competition, civil conspiracy and unjust enrichment; plaintiff fails to state a claim regarding alleged breach of the duties of loyalty and good faith/fair dealing; plaintiff cannot legally obtain a constructive trust; plaintiff has insufficiently pled its tortious interference claims; and Plaintiff has not stated a claim for unfair competition. On January 7, 2019, the judge granted the motion for dismissal with respect to PMT’s claim for breach of the duty of good faith and fair dealing, and denied the motion for dismissal with respect to the other claims presented. The Company, NeuroOne, Inc. and Mr. Christianson (who has not worked for PMT since February 2012) intend to continue to defend themselves vigorously.

The outcome and potential loss related to this matter is unknown as of the filing of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations of NeuroOne Medical Technologies Corporation together with our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. References in this discussion to “series” or “notes” refer to all of our outstanding notes as of the relevant date of the item being discussed. References in this discussion to “convertible promissory notes” refer to all of our outstanding convertible promissory notes as of the relevant date of the item being discussed.

Overview

We were originally incorporated in the State of Nevada on August 20, 2009 as Original Source Entertainment, Inc. (“OSE”). OSE was originally formed to license songs to the television and movie industry. From our inception and prior to the Acquisition, as described more fully below, our operations have been primarily limited to organizational, start-up, and capital formation activities. Upon completion of the Acquisition, as more fully described below, our operations consist of the development of comprehensive neuromodulation cEEG and sEEG monitoring, ablation, and brain stimulation solutions to diagnose and treat patients with epilepsy, Parkinson’s disease, dystonia, essential tremors, and other brain related disorders. Our cortical strip technology under development has only been used by Mayo in five patients for research purposes and has not been tested in any clinical trials. We are based in Minnetonka, Minnesota.

The Acquisition was accounted for as a capital transaction, or reverse recapitalization. As a result, the financial information contained in this prospectus reflects solely the operations of our wholly-owned subsidiary, NeuroOne, Inc.

To date, our primary activities have been limited to, and our limited resources have been dedicated to, performing business and financial planning, raising capital, recruiting personnel, negotiating with business partners and the licensors of our intellectual property and conducting research and development activities. Our cortical strip, grid electrode and depth electrode technology is still under development, we do not yet have regulatory approval in any jurisdiction to sell any products and we have not generated any revenue.

We have incurred losses since inception. As of September 30, 2018, we had an accumulated deficit of $10.5 million, primarily as a result of expenses incurred in connection with our research and development programs, from general and administrative expenses associated with our operations and interest expense related to our debt. We expect to continue to incur significant expenses and increasing operating costs and net losses for the foreseeable future.

We do not expect to generate revenue from product sales unless and until we obtain marketing authorization to sell our cortical strip, grid electrode and depth electrode technology from applicable regulatory authorities.

Our source of cash to date has been proceeds from the issuances of notes with warrants and common stock with warrants and unsecured loans. See “—Liquidity and Capital Resources—Historical Capital Resources” below.

At September 30, 2018, we had $13,260 in cash deposits. Our existing cash and cash equivalents will not be sufficient to fund our operating expenses in fiscal 2019. We need to obtain substantial additional funding in connection with our continuing operations through public or private equity or debt financings or other sources, which may include collaborations with third parties. However, we may be unable to raise additional funds when needed on favorable terms or at all. Our failure to raise such capital as and when needed would have a negative impact on our financial condition and our ability to develop and commercialize our cortical strip, grid electrode and depth electrode technology and future products and our ability to pursue our business strategy. See “—Liquidity and Capital Resources—Funding Requirements and Outlook” below.

Acquisition

On July 20, 2017, we entered into a Merger Agreement with NeuroOne, Inc. and OSOK Acquisition Company to acquire NeuroOne, Inc. (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on July 20, 2017 and, pursuant to the terms of the Merger Agreement, (i) all outstanding NeuroOne Shares were exchanged for shares of Common Stock, based on the exchange ratio of 17.0103706 shares of Common Stock, for every one NeuroOne Share  (the “Exchange Ratio”), which totaled 6,291,994 shares of Common Stock, for all of the then-outstanding NeuroOne Shares, (ii) all NeuroOne Options were replaced with options (“Company Options”) based on the Exchange Ratio, with corresponding adjustments to their respective exercise prices, (iii) all NeuroOne warrants were replaced with warrants to purchase Common Stock of the Company (“Company Warrants”) and (iv) we assumed the outstanding convertible promissory notes of NeuroOne, Inc. Accordingly, we acquired 100% of NeuroOne, Inc. in exchange for the issuance of shares of our Common Stock and NeuroOne, Inc. became our wholly-owned subsidiary. Our sole business is the business of NeuroOne, Inc. Our management’s discussion and analysis below is based on the financial results of NeuroOne, Inc. Except as otherwise indicated herein, all share and per share information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section gives retroactive effect to the exchange of NeuroOne Shares, NeuroOne Options and NeuroOne warrants for shares of Common Stock, Company Options and Company Warrants, respectively, in the Acquisition, as well as the corresponding exercise price adjustments for such Company Options.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not expect to generate revenue unless or until we develop, obtain regulatory approval for and commercialize our cortical strip, grid electrode and depth electrode technology. If we fail to complete the development of our cortical strip, grid electrode and depth electrode technology, or any other product candidate we may pursue in the future, in a timely manner, or fail to obtain regulatory approval, we may never be able to generate any revenue.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs including stock-based compensation for personnel in functions not directly associated with research and development activities. Other significant costs include legal fees relating to corporate matters, intellectual property costs, professional fees for consultants assisting with regulatory, clinical, product development, financial matters and product costs. We anticipate that our general and administrative expenses will significantly increase in the future to support our continued research and development activities, potential commercialization of our cortical strip, grid electrode and depth electrode technology, if approved, and the increased costs of operating as a public company. These increases will include increased costs related to the hiring of additional personnel and fees for legal and professional services, as well as other public-company related costs.

Research and Development

Research and development expenses consist of expenses incurred in performing research and development activities in developing our cortical strip, grid electrode and depth electrode technology. Research and development expenses include compensation and benefits for research and development employees including stock-based compensation, overhead expenses, cost of laboratory supplies, clinical trial and related clinical manufacturing expenses, costs related to regulatory operations, fees paid to consultants and other outside expenses. Research and development costs are expensed as incurred and costs incurred by third parties are expensed as the contracted work is performed.

We expect our research and development expenses to significantly increase over the next several years as we develop our cortical strip, grid electrode and depth electrode technology and conduct preclinical testing and clinical trials and will depend on the duration, costs and timing to complete our preclinical programs and clinical trials.

Interest Expense

Interest expense primarily consists of amortized discount costs and interest costs related to our Series 1 Notes (as defined below), Series 2 Notes (as defined below) and Series 3 Notes (as defined below) while outstanding. The Series 1 Notes, Series 2 Notes and Series 3 Notes bear interest at a fixed rate of 8% per annum while outstanding.

Net change in fair value for the warrant liability and premium conversion derivatives

The net change in fair value for the warrant liability and premium conversion derivatives include the change in the fair value of the warrant liability and the premium conversion derivatives during the particular period while the warrant liability and the premium conversion derivatives are outstanding.

Loss on note extinguishments, net

Loss on notes extinguishments, net includes the gain or loss associated with debt instrument modifications accounted for as note extinguishments.

Results of Operations

Comparison of the Nine Month Period Ended September 30, 2018 and 2017

The following table sets forth our results of operations for the nine month periods ended September 30, 2018 and 2017.

	For the nine months ended September 30,
	2018	2017	Period to Period Change
		(unaudited)
Operating expenses:
General and administrative	$2,676,872	$1,798,131	$878,741
Research and development	715,086	500,408	214,678
Total operating expenses	3,391,958	2,298,539	1,093,419
Loss from operations	(3,391,958)	(2,298,539)	(1,093,419)
Interest expense	(763,065)	(1,057,024)	293,959
Net change in fair value for the warrant liability and premium conversion derivatives	336,596	(77,505)	414,101
Loss on note extinguishments	(1,314,487)	—	(1,314,487)
Net loss	$(5,132,914)	$(3,433,068)	$(1,699,846)

General and administrative expenses

General and administrative expenses were $2.7 million for the nine month period ended September 30, 2018, compared to $1.8 million for the nine month period ended September 30, 2017. The $0.9 million increase was primarily due to an increase in public company costs and salary related expenses to support the increased level of commercialization and development activities. The increase in spending was primarily attributable to stock-based compensation of $0.5 million, corporate governance related to board of director and other policy and procedures implementation costs of $0.2 million, legal, accounting and other corporate related service costs of $0.3 million, offset in part by a $0.1 million reduction in salary related expenses. Legal and accounting expenses during the nine month period ended September 30, 2018, were largely incurred in connection with financing matters and securities matters, and costs are expected to be similar for future periods as we continue our financing activities.

Research and development expenses

Research and development expenses were $0.7 million for the nine month period ended September 30, 2018, compared to $0.5 million for the nine month period ended September 30, 2017. The increase was primarily due to an increase in salary-related expenses and development materials and supplies to support the increased level of development activities.

Interest expense

Interest expense for the nine month period ended September 30, 2018 and 2017 was $0.8 million and $1.1 million, respectively. Interest expense primarily consists of non-cash interest expense, inclusive of the amortization of debt discounts. The $0.3 million decrease in interest expense was primarily due to the lower level of outstanding debt discounts and related amortization in 2018 given the debt modifications that occurred in the fourth quarter of 2017 and first quarter of 2018 as well as the extinguishment and conversion of the Series 1 Notes and Series 2 Notes on July 2, 2018.

Net change in fair value for the warrant liability and premium conversion derivatives

The net change in fair value for the warrant liability and premium conversion derivatives for the nine month periods ended September 30, 2018 and 2017 was a benefit of $0.3 million and an expense of $0.1 million, respectively. The change was largely due to the impact of the July 2, 2018 extinguishment and conversion of the Series 1 Notes and Series 2 Notes which resulted in the elimination of the associated premium conversion derivatives.

Loss on note extinguishments, net

Non-cash loss on note extinguishments, net for the nine month periods ended September 30, 2018 and 2017 was $1.3 million and zero, respectively. The Series 1 Notes and Series 2 Notes were extinguished and converted on July 2, 2018 which contributed to $1.2 million of the increase. The balance of the increase was due to the modification of the Series 2 Notes in March 2018 which was accounted for as a note extinguishment.

Liquidity and Capital Resources

Historical Capital Resources

As of September 30, 2018, our principal source of liquidity consisted of cash deposits of $13,260. We have not generated any revenue, and we anticipate that we will continue to incur losses for the foreseeable future. We anticipate that our expenses will increase substantially as we develop our cortical strip, grid electrode and depth electrode technology and pursue pre-clinical testing and clinical trials, seek regulatory approvals, contract to manufacture any products, establish our own sales, marketing and distribution infrastructure to commercialize our cortical strip, grid electrode and depth electrode technology under development, if approved, hire additional staff, add operational, financial and management systems and continue to operate as a public company.

Our source of cash to date has been proceeds from the issuances of notes with warrants, common stock with warrants and unsecured loans, the terms of which are further described below. See “—Funding Requirements and Outlook” below for the outstanding balances on our convertible notes.

Private Placements

2019 Private Placement

Between December 28, 2018 and February 4, 2019 the Company entered into subscription agreements (“2019 Purchase Agreements”) with accredited investors, pursuant to which the Company, in the 2019 Private Placement, agreed to issue and sell to the purchasers units for $2.50 per unit. Each unit consisted of (i) one share of our Common Stock and (ii) a warrant to purchase one share of Common Stock at an initial exercise price of $3.00 per share. The Company has issued an aggregate of 214,000 units, for total gross proceeds to the Company of approximately $535,000 in connection with all closings of the 2019 Private Placement to date.

In connection with the 2019 Private Placement, the Company has agreed to issue and sell to accredited investors up to a maximum of 4,000,000 units (the “2019 Maximum Offering”) at a price of $2.50 per Unit for total gross proceeds to the Company of up to $10,000,000. The 2019 Maximum Offering may be increased by the Company in its sole discretion, without notice. If the Company issues the 2019 Maximum Offering amount, 4,000,000 shares of Common Stock would be issuable upon exercise of the warrants. Under the 2019 Purchase Agreement, the Company has agreed to use the net proceeds from the 2019 Private Placement to pay the outstanding principal and accrued interest on its convertible promissory notes if such notes do not convert prior to maturity, to pay the principal on its unsecured term loans, for research and development, clinical studies, legal fees and sales and marketing expenses, as well as working capital and general corporate purposes. The Company has granted the 2019 Purchasers indemnification rights with respect to its representations, warranties and agreements under the 2019 Purchase Agreement.

In connection with the 2019 Private Placement, the Company has agreed to file a registration statement with the SEC covering the resale of the shares of Common Stock sold in the 2019 Private Placement and the shares of Common Stock issuable upon exercise of the warrants. The Company has agreed to file such registration statement within 75 days of the final closing of the 2019 Private Placement. Each registration rights agreement includes customary indemnification rights in connection with the registration statement.

The warrants are exercisable beginning on the date of issuance and will expire on December 28, 2023, five years from the date of the 2019 First Closing. Prior to expiration, subject to the terms and conditions set forth in the warrants, the holders of such warrants may exercise the warrants for shares of Common Stock by providing notice to the Company and paying the exercise price per share for each share so exercised.

In connection with the 2019 Private Placement, Paulson Investment Company (“Paulson”) will receive a cash commission equal to 12% of the gross proceeds from the sale of the units to certain investors (“Paulson Investors”), and HRA Capital will receive a cash commission equal to 8% of the gross proceeds from the sale of the units to certain investors (“HRA Investors”). In addition, the Company will issue 5-year warrants to Paulson to purchase an amount of Common Stock equal to 10% of the shares of Common Stock sold in the 2019 Private Placement to Paulson Investors at an exercise price of $2.75 per share, and the Company will issue 5-year warrants to HRA Capital to purchase an amount of Common Stock equal to 8% of the shares of Common Stock sold in the 2019 Private Placement to HRA Investors at an exercise price of $3.00 per share.

2018 Private Placement

From July 9, 2018 through November 30, 2018, the Company entered into Purchase Agreements with Selling Stockholders, pursuant to which the Company, in the 2018 Private Placement, agreed to issue and sell to the Selling Stockholders Units, each consisting of (i) 1 share of our Common Stock and (ii) a Warrant to purchase 1 share of Common Stock at an initial exercise price of $3.00 per share.

In the 2018 Private Placement, the Company sold an aggregate of 615,200 Units to the purchasers, for total gross proceeds to the Company of approximately $1,538,000, inclusive of the advances received in June 2018 in the amount of $188,000, before deducting offering expenses. Under the Purchase Agreement, the Company agreed to use the net proceeds from the 2018 Private Placement to pay the outstanding principal and accrued interest on our Series 3 Notes if such notes do not convert prior to maturity, to pay the principal on its unsecured term loans, for research and development, clinical studies, legal fees and sales and marketing expenses, as well as working capital and general corporate purposes. The Company has granted the Selling Stockholders indemnification rights with respect to its representations, warranties and agreements under the Purchase Agreement.

In connection with the 2018 Private Placement, the Company entered into registration rights agreements with each of the Selling Stockholders, pursuant to which the Company agreed to file a registration statement with the SEC within 75 days of the final closing of the 2018 Private Placement covering the resale of the shares of Common Stock sold in the 2018 Private Placement and the shares of Common Stock issuable upon exercise of the Warrants. This prospectus forms a part of the registration statement the Company agreed to file pursuant to the registration rights agreement. Each registration rights agreement includes customary indemnification rights in connection with the registration statement.

The Warrants are exercisable beginning on the date of issuance and will expire on July 9, 2023, five years from the date of the first closing. Prior to expiration, subject to the terms and conditions set forth in the Warrants, the Selling Stockholders may exercise the Warrants for shares of Common Stock by providing notice to the Company and paying the exercise price per share for each share so exercised.

In connection with the 2018 Private Placement, the Company agreed to pay certain brokers a cash commission equal to 10% of the gross proceeds from the sale of the Units to certain investors. In addition to the brokers’ commission, the Company agreed to issue 5-year warrants to the brokers to purchase an amount of Common Stock equal to 10% of the total amount of shares sold in the 2018 Private Placement at an exercise price of $3.45 per share.

Pursuant to the Company’s engagement letter with HRA Capital (acting through the registered broker-dealer, Corinthian Partners, LLC), as amended in February 2019, the Company agreed to pay HRA Capital a cash fee equal to 8% of the gross proceeds received by the Company from certain investors in the 2018 Private Placement and to issue warrants exercisable to purchase shares of Common Stock (or common stock equivalents) in an amount equal to 8% of the shares of Common Stock purchased by such investors in the 2018 Private Placement.

On December 12, 2018, the Board of Directors of the Company terminated the 2018 Private Placement.

Series 3 Notes and Warrants

From October 2017 to May 2018, the Company issued convertible notes (the “Series 3 Notes”) in an aggregate principal amount of $1.5 million that bear interest at a fixed rate of 8% per annum and warrants to purchase shares of the Company’s capital stock (the “Series 3 Warrants”). The Company initially entered into a subscription agreement with certain accredited investors and closed an initial private placement of the Series 3 Notes in October 2017. In December 2017, the Company and holders of a majority in aggregate principal amount of the Series 3 Notes entered into an amended and restated subscription agreement to amend the terms of the Series 3 Notes and Series 3 Warrants. In December 2018, the Company and the holders of a majority in aggregate principal amount of the Series 3 Notes agreed to further amend the Series 3 Notes to extend the maturity date from December 31, 2018 to June 30, 2019 under what was classified as a troubled debt restructuring. The amendment was accounted for as a troubled debt restructuring given the Company’s financial condition and given the concession granted by the lenders with regards to pushing out the maturity date to June 30, 2019 with no corresponding compensation paid for the extension. The future undiscounted cash flows of the 2017 Convertible Notes as amended exceeded their carrying value as of December 31, 2018. As such, no gain was recognized during the three months ended December 31, 2018 and no adjustments were made to the 2017 Convertible Note carrying value. The Series 3 Notes, as amended, require us to repay the principal and accrued and unpaid interest thereon at June 30, 2019. If the Company consummates an equity round of financing resulting in more than $3 million in gross proceeds before June 30, 2019 (the “Series 3 Qualified Financing”), the outstanding principal and accrued and unpaid interest on the Series 3 Notes shall automatically convert into the securities issued by us in the Series 3 Qualified Financing equal to the outstanding principal and accrued interest on the Series 3 Notes divided by 80% of the price per share of the securities issued by us in the Series 3 Qualified Financing. If a Change of Control (as defined below) occurs prior to the earlier of a Series 3 Qualified Financing or June 30, 2019, the Series 3 Notes would, at the election of the holders of a majority of the outstanding principal amount of the Series 3 Notes, either become payable on demand as of the closing date of the Change of Control or become convertible into shares of Common Stock immediately prior to the Change of Control at a price per share equal to the lesser of (i) the per share value of the Common Stock as determined by our Board as if in connection with the granting of stock-based compensation or in a private sale to a third party in an arms-length transaction or (ii) at the per share consideration to be paid in the Change of Control (the date of any such conversion of the Series 3 Notes in connection with a Change of Control or Series 3 Qualified Financing, is referred to herein as the “Series 3 Conversion Date”). Change of Control means a merger or consolidation with another entity in which our stockholders do not own more than 50% of the outstanding voting power of the surviving entity or the disposition of all or substantially all of our assets.

Prior to the December 2017 amendment, if the Company raised more than $3,000,000 in an equity financing before October 4, 2022, the outstanding principal and accrued and unpaid interest on the Series 3 Notes would have automatically converted into the securities issued by the Company in such financing based on the greater number of such securities resulting from either (i) the outstanding principal and accrued interest on the Series 3 Notes divided by $2.25 or (ii) the outstanding principal and accrued interest on the Series 3 Notes multiplied by 1.25, divided by the price paid per security in such financing.

The Series 3 Notes are unsecured. If we fail to complete a Series 3 Qualified Financing by June 30, 2019, the Series 3 Notes will be immediately due and payable on such date.

Each Series 3 Warrant grants the holder the option to purchase shares of our capital stock equal to the number of shares of capital stock of the Company received by the holder upon conversion of the Series 3 Notes at a per share exercise price equal to (i) the actual per share price of the securities issued in the Series 3 Qualified Financing if the Series 3 Notes convert in connection with such a qualified financing or (ii) the price at which the Series 3 Notes converted if they converted in connection with a Change of Control. The Series 3 Warrants are exercisable commencing on the Series 3 Conversion Date and expiring on the five year anniversary of that date. The exercise price and number of the shares of our capital stock issuable upon exercising the Series 3 Warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization, business combination or similar transaction, as described therein.

Series 2 Notes and Warrants

In August 2017, the Company entered into a subscription agreement and issued interest free promissory notes in an aggregate principal amount of $253,000 to certain accredited investors. In November 2017, the Company and each subscriber amended the notes to extend the maturity date from February 18, 2018 to July 31, 2018 and to increase warrant coverage. In March 2018, the Company and each subscriber entered into a written consent to again amend and restate the promissory notes (as amended, the “Series 2 Notes”) and to amend the subscription agreement to replace the form of warrant agreement annexed to the subscription agreement (the “Replacement Warrant”) and to provide for the issuance of an additional warrant (the “Additional Warrant”). In March 2018, the Company issued and delivered the Series 2 Notes, the Replacement Warrants and the Additional Warrants to the subscribers. Effective as of July 2, 2018, the Company amended the Series 2 Notes by entering into debt conversion agreements (the “Series 2 Conversion Agreements”) with each subscriber to (i) convert the outstanding principal and accrued and unpaid interest under the Series 2 Notes into shares of Common Stock based on the outstanding balance divided by $1.80 per share (the “Series 2 Conversion Shares”); (ii) cancel and extinguish the Series 2 Notes; and (iii) amend and restate the Replacement Warrants and Additional Warrants to make them immediately exercisable upon conversion, at a per share exercise price equal to $1.80 per share. As consideration for the early conversion of the Series 2 Notes, the Company issued each subscriber a new warrant (the “Series 2 Payment Warrants”), exercisable for up to the number of shares of Common Stock equal to the number of Series 2 Conversion Shares received by such subscriber; at a per share exercise price of $1.80 per share. The Series 2 Payment Warrants were exercisable commencing on July 2, 2018 and expire on November 21, 2021. The Replacement Warrants and Additional Warrants became immediately exercisable upon the July 2, 2018 conversion date, at a per share exercise price equal to $1.80 per share and will expire on November 21, 2021.

The exercise price and number of the shares issuable upon exercising the Series 2 Payment Warrants, Replacement Warrants and Additional Warrants are subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described therein. The Series 2 Notes were converted into 144,053 shares of Common Stock and warrants exercisable for 477,856 shares of Common Stock were issued as a result of the Series 2 Notes conversion and extinguishment.

Series 1 Notes and Warrants

From November 2016 to June 2017, the Company issued convertible promissory notes in an aggregate principal amount of $1.6 million that bear interest at a fixed rate of 8% per annum and warrants to purchase shares of the Company’s capital stock equal to the number of conversion shares received. In June 2017 and November 2017, the terms of such notes (as amended, the “Series 1 Notes”) were amended.

Effective as of July 2, 2018, the Company amended the Series 1 Notes by entering into debt conversion agreements (the “Series 1 Conversion Agreements”) with each Series 1 Note subscriber to (i) convert the outstanding principal and accrued and unpaid interest under the Series 1 Notes into shares of the Company’s Common Stock based on the outstanding balance divided by $1.80 per share (the “Series 1 Conversion Shares”); (ii) cancel and extinguish the Series 1 Notes; and (iii) amend and restate the warrants to make them immediately exercisable upon conversion, at a per share exercise price equal to $1.80 per share. As consideration for the early conversion of the Series 1 Notes, the Company issued each subscriber a new warrant (the “Series 1 Payment Warrants”), exercisable for up to the number of shares of Common Stock equal to the number of Series 1 Conversion Shares received by such subscriber; at a per share exercise price of $1.80 per share. The Series 1 Payment Warrants are exercisable commencing on July 2, 2018, and expire on November 21, 2021. The Series 1 Warrants became immediately exercisable upon the July 2, 2018 conversion date, at a per share exercise price equal to $1.80 per share, and will expire on November 21, 2021.

The exercise price and number of the shares issuable upon exercising the Series 1 Payment Warrants and original Series 1 Warrants are subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described therein. The Series 1 Notes were converted into 1,002,258 shares of Common Stock and warrants exercisable for 2,004,516 shares of Common Stock were issued on July 2, 2018 as a result of the Series 1 Notes conversion and extinguishment.

The Series 1 Notes, prior to the July 2, 2018 conversion and extinguishment, required us to repay the principal and accrued and unpaid interest thereon at the earlier of July 31, 2018, or the consummation of the next equity or equity-linked round of financing resulting in more than $3 million in gross proceeds.

Unsecured Loans

In December 2018, we received cash gross proceeds from an unsecured loan represented by a promissory note in the amount of $100,000 from a stockholder owning over 5% of the Company’s Common Stock. The loan is interest free and requires that we repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or December 12, 2019. In November 2018, we received cash gross proceeds from unsecured loans represented by two promissory notes in the amounts of $45,000 and $100,000 from stockholders owning over 5% of the Company’s Common Stock. The loans are interest free and require that we repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or November 8, 2019. In May 2018, we received cash gross proceeds from unsecured loans represented by promissory notes in the amount of $168,000, of which $84,000 was from a stockholder owning over 5% of the Company’s Common Stock. The loans are interest free and require that we repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or May 17, 2019. In March 2018, we also received cash gross proceeds in the amount of $115,000 represented by a promissory note from a stockholder owning over 5% of the Company’s Common Stock. The loan is also interest free and requires that we repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $3 million in gross proceeds or March 20, 2019.

Funding Requirements and Outlook

We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve our cortical strip, grid electrode and depth electrode technology under development and we successfully commercialize our cortical strip, grid electrode and depth electrode technology. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity and debt financings as well as collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third-party partners, we may have to relinquish valuable rights to our technologies, future revenue streams or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or through collaborations, strategic alliances or licensing arrangements when needed, we may be required to delay, limit, reduce or terminate our product development, future commercialization efforts, or grant rights to develop and market our cortical strip, grid electrode and depth electrode technology that we would otherwise prefer to develop and market ourselves.

Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the nine months ended September 30, 2018 and for the year ended December 31, 2017, noting the existence of substantial doubt about our ability to continue as a going concern. This uncertainty arose from management’s review of our results of operations and financial condition and its conclusion that, based on our operating plans, we did not have sufficient existing working capital to fund our operating expenses.

As of September 30, 2018, the outstanding principal and accrued and unpaid interest on the Series 3 Notes was $1,627,028. If we fail to complete the Series 3 Qualified Financing by June 30, 2019, the Series 3 Notes will be immediately due and payable on such date, and we may not have sufficient cash to pay the principal and accrued and unpaid interest thereon.

We have agreements with WARF and Mayo that require us to make certain milestone and royalty payments.

Under the WARF License, we have agreed to pay WARF $55,000 (representing a license fee) upon the earliest to occur of the date we cumulatively raise at least $3 million in financing, which threshold was met, the date of a change of control, or our revenue reaching a specified threshold amount, and to pay $65,000 (representing reimbursement for costs incurred by WARF in maintaining the licensed patents) upon the earliest to occur of the date we cumulatively raise at least $5 million in financing, the date of a change of control, or our revenue reaching a specified threshold amount. The initial $55,000 payment was paid in April 2018, and the $65,000 payment was paid on February 1, 2019. We have also agreed to pay WARF a royalty equal to a single-digit percentage of our product sales pursuant to the WARF License, with a minimum annual royalty payment of $50,000 for 2019, $100,000 for 2020 and $150,000 for 2021 and each calendar year thereafter that the WARF License is in effect. If we or any of our sublicenses contest the validity of any licensed patent, the royalty rate will be doubled during the pendency of such contest and, if the contested patent is found to be valid and would be infringed by us if not for the WARF License, the royalty rate will be tripled for the remaining term of the WARF License.

Under the Mayo Development Agreement, we agreed to pay Mayo a cash payment of approximately $92,000, which was paid in December 2017, and on May 25, 2017, prior to the closing of the Acquisition, NeuroOne, Inc. issued Mayo NeuroOne Shares pursuant to a Subscription Agreement (which were converted into 859,976 shares of Common Stock in the Acquisition). Finally, we have agreed to pay Mayo a royalty equal to a single-digit percentage of our product sales pursuant to the Mayo Development Agreement.

See “Business—WARF License,” “Business—Mayo Foundation for Medical Education and Research License and Development Agreement,” “Risk Factors—Risks Relating to Our Business—We depend on intellectual property licensed from WARF for our technology under development, and the termination of this license would harm our business” and “Risk Factors—We depend on our partnership with Mayo Foundation for Medical Education and Research to license certain know how for the development and commercialization of our technology.”

Our existing cash and cash equivalents will not be sufficient to fund our operating expenses through March 31, 2019. To continue to fund operations, we will need to secure additional funding. We may obtain additional financing in the future through the issuance of our Common Stock, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all. Further, we may not be able to pay off or modify the terms of some of our existing debt that is coming due on June 30, 2019, and any failure to raise capital or to amend existing debt that may be due as and when needed could compromise our ability to execute on our business plan, and we may be forced to liquidate our assets. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

The development of our cortical strip, grid electrode and depth electrode technology is subject to numerous uncertainties, and we have based these estimates on assumptions that may prove to be substantially different than we currently anticipate and could use our cash resources sooner than we expect. Additionally, the process of developing medical devices is costly, and the timing of progress in pre-clinical tests and clinical trials is uncertain. Our ability to successfully transition to profitability will be dependent upon achieving FDA approval and then a level of product sales adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Cash Flows

The following is a summary of cash flows for each of the periods set forth below.

	For the Nine Months Ended
	September 30,
	2018	2017
		(unaudited)
Net cash used in operating activities	$(2,229,207)	$(1,509,669)
Net cash used in investing activities	(55,000)	—
Net cash provided by financing activities	2,271,000	1,057,481
Net decrease in cash	$(13,207)	$(452,188)

Net cash used in operating activities

Net cash used in operating activities was $2.2 million for the nine months ended September 30, 2018, which consisted of a net loss of $5.1 million partially offset primarily by non-cash interest, stock-based compensation for non-employee services, note discount amortization, revaluation of premium debt conversion derivatives and warrant liabilities and note extinguishments, totaling $2.2 million in the aggregate, and a net increase in accounts payable and accrued expenses of $0.7 million. Net cash used in operating activities over the next year are expected to increase as payments are made related to accrued legal services incurred through September 30, 2018.

Net cash used in operating activities was $1.5 million for the nine months ended September 30, 2017, which consisted of a net loss of $3.4 million partially offset primarily by non-cash interest, stock-based compensation, discount amortization, warrant issuance costs and revaluation of premium debt conversion derivatives on the Series 1 Notes and Series 2 Notes totaling $1.2 million in the aggregate, an increase in accrued expenses of $0.6 million, and a decrease in prepaid expenses of $46,677.

Net cash used by investing activities

Net cash used by investing activities was $55,000 for the nine months ended September 30, 2018 and consisted of the payment owed under the terms of the 2017 WARF Agreement for the purchase of a patent license for research and development. There was no cash used for investing activities during the nine months ended September 30, 2017.

Net cash provided by financing activities

Net cash provided by financing activities was $2.3 million for the nine months ended September 30, 2018, which consisted of net proceeds received from the Private Placement totaling $1.1 million, the issuance of the Series 3 Notes and Warrants of $0.9 million and issuance of unsecured loans in the amount of $0.3 million during the nine month period.

Net cash provided by financing activities was $1.1 million for the nine months ended September 30, 2017, which consisted of $1.1 million in net proceeds received upon the issuance of the Series 1 Notes and Warrants and Series 2 Notes and Warrants which was partially offset by a $50,000 repayment of a short-term unsecured loan.

Critical Accounting Policies and Significant Judgments and Estimates

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of revenue and expenses during the reporting periods. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances at the time such estimates are made. Actual results may differ materially from our estimates and judgments under different assumptions or conditions. We periodically review our estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in our consolidated financial statements prospectively from the date of the change in estimate.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Fair Value of Financial Instruments

We account for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhering to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of September 30, 2018 and December 31, 2017, the fair values of cash, accounts payable, accrued expenses and the unsecured loans approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the notes was based on amortized cost which was deemed to approximate fair value. The fair value of the warrant liability and the premium conversion derivatives associated with the convertible promissory notes was based on both the estimated fair value of our Common Stock of $2.30 and $2.52 as of September 30, 2018 and December 31, 2017, respectively, and cash flow models discounted at current implied market rates evidenced in recent arms-length transactions representing expected returns by market participants for similar instruments which were based on Level 3 inputs.

Intellectual Property

We entered into two licensing agreements with major research institutions, which allow for access to certain patented technology and know-how. Milestone payments under those agreements are capitalized and amortized to general and administrative expense over the expected useful life of the acquired technology.

Impairment of Long-Lived Assets

We evaluate long-lived assets, which consist entirely of licensed intellectual property for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We assess the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Through September 30, 2018, no milestones triggering possible impairment of our long-lived assets have occurred.

Debt Issuance Costs

Debt issuance costs are recorded as a reduction of the notes. Amortization of debt issuance costs is calculated using the straight-line method over the term of the notes, which approximates the effective interest method, and is recorded in interest expense in the statements of operations.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development expenses may be comprised of costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and pre-clinical materials as well as other contracted services, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Warrant Liability

We issued warrants to purchase equity securities in connection with the issuance of convertible promissory notes. We account for these warrants as a liability at fair value when the number of shares is not fixed and determinable and when warrant pricing protections in future equity financings are not available to other common stockholders. Additionally, issuance costs associated with the warrant liability are expensed as incurred and reflected as interest expense in the accompanying consolidated statements of operations. We adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, amendment of warrant terms that no longer require liability treatment, or until such time, if any, as the number of shares to be exercised becomes fixed, at which point the warrants will be classified in stockholders’ (deficit) equity provided that there are sufficient authorized and unissued shares of common stock to settle the warrants and redeem any other contracts that may require settlement in shares of common stock. Any change in fair value of the warrant liability while outstanding is recognized in the consolidated statements of operations.

Premium Debt Conversion Derivatives

We evaluate all conversion and redemption features contained in a debt instrument to determine if there are any embedded derivatives that require separation from the host debt instrument. An embedded derivative that requires separation is bifurcated from its host debt instrument and a corresponding discount to the host debt instrument is recorded. The discount is amortized and recorded to interest expense over the term of the host debt instrument using the straight-line method which approximates the effective interest method. The separated embedded derivatives are accounted for separately on a fair value basis. We record the fair value changes of separated embedded derivatives in the consolidated statements of operations at each reporting period while outstanding.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

Net Earnings or Loss Per Share

Basic earnings or loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings or loss per share of common stock is computed similarly to basic earnings or loss per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. Our stock options, warrants and convertible promissory notes are considered common stock equivalents for this purpose. Diluted earnings is computed utilizing the treasury method for the stock options and warrants. Diluted earnings with respect to the convertible promissory notes utilizing the if-converted method was not applicable during the periods presented as no conditions required for conversion had occurred during these periods. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the periods presented.

Common Stock Valuation Methodology

Prior to the Acquisition

Prior to the Acquisition on July 20, 2017, NeuroOne, Inc. was a private company with no active public market for its common stock. Therefore, at the time of grant, NeuroOne, Inc. determined the fair value of its common stock using a contemporaneous valuation performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. We performed these contemporaneous valuations on an as-needed basis. In conducting the contemporaneous valuations, NeuroOne, Inc. considered all objective and subjective factors that it believed to be relevant for each valuation conducted, including its best estimate of our business condition, prospects and operating performance at each valuation date. Within this contemporaneous valuation performed by us, a range of factors, assumptions and methodologies were used. These significant factors included:

●	our recent securities transactions;

●	our stage of development and business strategy;

●	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company;

●	our financial condition and operating results, including our projected results; and

●	the financial condition and operating results of comparable publicly owned companies

The fair value of NeuroOne, Inc.’s common stock prior to the Acquisition was determined during a period when there was limited data with regard to value indication other than convertible notes issued between November 2016 and June 2017. At the time, such convertible notes contained a $1.80 conversion cap, which was treated as an estimated price of preferred stock into which the notes would convert. A transaction backsolve was performed that equated the $1.5 million investment in the convertible notes with the resulting equity allocation to the hypothetical converted shares and warrants expected to be issued upon conversion. The resulting equity value was then used to infer the value of common stock within the same option-pricing framework. This scenario implicitly assumed 100% likelihood of a stock financing. In order to account for the possibility of dissolution, the transaction backsolve was used along with a dissolution scenario within a hybrid Probability Weighted Expected Return Method (“PWERM”). The scenarios were weighted 50/50, and a Discount For Lack of Marketability (“DLOM”) applied, to determine the valuation conclusion.

Following the Acquisition

For valuations following the Acquisition, including the valuation of our Common Stock on December 31, 2017, management estimated our enterprise value on a continuing operations basis, using the market approach, with certain adjustments relating to the thinly traded status of the Company. The traded price of the Company was deemed not to be an entirely reliable indication of fair market value given the lack of trading liquidity. Therefore, in addition to applying partial weighting to the traded price, we relied on forward revenue multiples from guideline public companies (“GPC”) for calendar year 2019 and 2020. The resulting equity value from the GPC method was allocated to Common Stock using the option pricing method, and a DLOM was applied. Based on the above methodology and weightings, we derived a valuation conclusion of $2.30 and $2.52 per share as of September 30, 2018 and December 31, 2017, respectively.

The significant factors contributing to the increase in the fair value of our Common Stock following the Acquisition included the following:

●	The successful completion of the reverse merger;

●	Access to new capital as a public company;

●	Improved revenue projections;

●	Improved general economic conditions;

●	Additional issuance of convertible notes; and

●	Important developments relating to achievement of our business objectives

There are significant judgments and estimates inherent in the determination of fair value of our Common Stock, including the contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different.

The fair value of our Common Stock is used as an input into the fair value determination of the warrants, stock option or other equity awards that we have issued during the year or are outstanding liabilities at our reporting date.

Recent Accounting Pronouncements

See Note 3 — “Summary of Significant Accounting Policies” included in the financial statements in this prospectus regarding the impact of certain recent accounting pronouncements on our financial statements.

Off-Balance Sheet Arrangements

None.

MARKET FOR AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock has been quoted on the OTCQB under the symbol “NMTC” since December 19, 2017. Prior to that date, our Common Stock had been quoted on the OTC Pink from November 2012. Trading in stocks quoted on the OTCQB is often thin and is characterized by wide fluctuations in trading prices due to many factors that may be unrelated or have little to do with a company’s operations or business prospects. We cannot assure you that there will be a market for our Common Stock in the future.

Holders

As of January 23, 2019, there were 80 holders of record of our Common Stock.

Dividends

We have not declared or paid any cash dividends on our Common Stock and presently intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

The following table presents the range of high and low closing bid information for our common equity for each full quarterly period within the nine months ended September 30, 2018 (the “Transition Period”) and the two most recent fiscal years, as quoted by the OTC.

There is no established public trading market for our Common Stock. The over-the-counter market quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prior to August 1, 2017, only one market maker was quoting the bid price information for our Common Stock and only one bid price was available.

	High	Low
Transition Period Ended September 30, 2018
First Quarter	$4.22	$3.50
Second Quarter	$6.00	$3.55
Third Quarter	$10.00	$3.00

Fiscal Year Ended December 31, 2017
First Quarter	$1.50	$1.50
Second Quarter	$1.50	$1.50
Third Quarter	$4.15	$1.50
Fourth Quarter	$3.50	$2.02

Fiscal Year Ended December 31, 2016
First Quarter	$1.50	$1.50
Second Quarter	$1.50	$1.50
Third Quarter	$1.50	$1.50
Fourth Quarter	$1.50	$1.50

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information as of September 30, 2018 with respect to compensation plans under which shares of our Common Stock may be issued.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans not approved by security holders	0	$0	0
Equity compensation plan approved by security holders	368,216	$0.07	1,708,596	(2)
Total	368,216	$0.07	1,708,596	(2)

(1)	The number of shares of Common Stock reserved for issuance under our 2017 Equity Incentive Plan automatically increases on January 1st of each calendar year, starting on January 1, 2018 through January 1, 2027, to an amount equal to 13% of the total number of fully-diluted shares of our Common Stock as of December 31 of the preceding calendar year, or a lesser number of shares determined by our Board.

(2)	Consists of 1,297,500 shares remaining available for issuance under the 2017 Equity Incentive Plan and 411,096 shares remaining available for issuance under the 2016 Equity Incentive Plan. Upon the closing of the Acquisition, we no longer granted awards under the 2016 Equity Incentive Plan, and all awards are granted under the 2017 Equity Incentive Plan.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The Board is divided into three classes. Members of each class serve staggered three-year terms. The following table provides information as to each person who is, as of the filing hereof, a director and/or executive officer of the Company:

Name	Position(s)	Age
David Rosa	Class II Director, Chief Executive Officer, and President	55
Mark Christianson	Vice President, Business Development and Marketing	51
Thomas Bachinski	Chief Development Officer	58
Scott Heuler	Vice President, Sales	55
Suraj Kalia	Class III Director	47
Jeffrey Mathiesen	Class III Director	58
Paul Buckman	Class I Director	63

No Family Relationships

There is no family relationship between any director and executive officer or among any directors or executive officers.

Business Experience and Background of Directors and Executive Officers

David Rosa

Mr. Rosa has served as the Chief Executive Officer, President and a director of the Company since July 2017 and as Chief Executive Officer and a director of our wholly-owned subsidiary, NeuroOne, Inc., since October 2016. From November 2009 to November 2015, Mr. Rosa served as the chief executive officer and president of Sunshine Heart, Inc., a publicly-held early-stage medical device company. From 2008 to November 2009, Mr. Rosa served as chief executive officer of Milksmart, Inc., a company that specializes in medical devices for animals. From 2004 to 2008, Mr. Rosa served as the vice president of global marketing for cardiac surgery and cardiology at St. Jude Medical. Currently, he serves as a director on the board of directors of Biotricity Inc.

Mr. Rosa’s qualifications to serve on the Board include his senior leadership experience in the medical device industry. In addition, his day-to-day leadership of the Company gives him critical insights into the Company’s operations, strategy and competition, and he facilitates the Board’s ability to perform its oversight function. Throughout his career at the Company and his former positions, he has demonstrated strong technical, strategic, and operational expertise, and he possesses in-depth knowledge of the medical device industry on a global basis.

Mark Christianson

Mr. Christianson has served as Vice President of Business Development and Marketing of the Company since July 2017 and of our wholly-owned subsidiary, NeuroOne, Inc., since December 2016. From May 2013 to December 2016 Mr. Christianson served as North American sales manager for Cortec Corporation. From February 2012 to May 2013 Mr. Christianson held the position of business development executive for Robert Half International. From May 2009 to February 2012 Mr. Christianson held the position of regional sales manager for PMT. Mr. Christianson studied accounting at Augsburg College in Minneapolis. Mr. Christianson brings 15 years of high performing sales, sales management, and project management experience to the team. In addition, he also has contributed to the development and corporate strategy of the Company given his experience in the neurological field and his close relationships with key epilepsy opinion leaders.

Thomas Bachinski

Mr. Bachinski has served as Chief Development Officer of the Company since July 2017 and of our wholly-owned subsidiary, NeuroOne, Inc., since January 2017. From July 2015 to January 2017, Mr. Bachinski served as the vice president of research and development/engineering at Caerus Corporation, a privately held medical device company developing products for both the human medical and animal veterinarian industries. In December 2014, Mr. Bachinski founded FutureWorks Innovative Engineering where technology commercialization strategies are developed and executed for a variety of clients across the medical device industry. Prior to FutureWorks, Mr. Bachinski was vice president of research and development and director of the advanced concept development group at Empi, Inc., developing and commercializing a portfolio of neuro-stimulation devices and technologies. He holds a Master’s degree in Engineering and an MBA. We believe that Mr. Bachinski’s extensive engineering background and accomplishments in technology commercialization in the neurological market space will bring key engineering solutions and insight into our future product portfolio under development and future commercialization efforts, if approved.

Scott Heuler

Mr. Heuler has served as Vice President of Sales of the Company since January 1, 2019. His background includes regional and senior sales positions with Boston Scientific Corporation in the areas of Interventional Cardiology, Structural Heart, Cardiac Rhythm Management and Peripheral Vascular. Prior to this, Mr. Heuler held various senior sales and marketing roles with Guidant Corporation and U.S Surgical Corporation. He holds a BS in Marketing and Finance from the University of Central Florida.

Suraj Kalia

Mr. Kalia has served as a member of our Board since August 2017 and as a director of our wholly-owned subsidiary, NeuroOne, Inc., since March 2017. He currently serves as a managing director and senior research analyst at Northland Capital Markets, where he covers the medical technology sector, after rejoining the firm in August 2012. His previous positions include managing director and senior medical device analyst at Rodman & Renshaw Capital Group, senior vice president at Madison Williams and Company LLC, senior research analyst at Piper Jaffray Companies, and project manager at Entegris, Inc. as part of the Business Development & Engineering groups.

Mr. Kalia has served as a member of the Advisory Board of Levitronix, LLC from 2009 until its acquisition by Thoratec Corporation in 2011. He has more than 18 years of experience working in the financial and health care industries. Mr. Kalia has also served as an Adjunct Professor of Finance and taught MBA level courses on Investment Theory and Mergers & Acquisitions at University of St. Thomas.

Mr. Kalia holds the Chartered Financial Analyst (CFA) designation. He received a Master’s of Business Administration degree in Finance from the University of St. Thomas in Minneapolis, a Bachelor’s degree in Chemical Engineering from the Indian Institute of Technology in Bombay, India and a Master’s degree in Chemical Engineering from Stevens Institute of Technology in Hoboken, N.J.

We believe that Mr. Kalia’s extensive background in the financial and medtech industry bring important practical experience from a financial and strategic perspective. In addition, his engineering background enables him to provide key insights with respect to the Company’s product development strategy.

Jeffrey Mathiesen

Mr. Mathiesen has served as a member of the Board of the Company since August 2017 and as a director of our wholly-owned subsidiary, NeuroOne, Inc., since April 2017. He served as the chief financial officer of Gemphire Therapeutics Inc., a publicly-held clinical-stage biopharmaceutical company developing therapies for patients with cardiometabolic disorders, from September 2015 to September 2018. From August 2015 to September 2015 he was a consultant to Gemphire. Prior to joining Gemphire, Mr. Mathiesen served as chief financial officer of Sunshine Heart, Inc., a publicly-held early-stage medical device company, from March 2011 to January 2015. From December 2005 to April 2010, Mr. Mathiesen served as vice president and chief financial officer of Zareba Systems, Inc., a manufacturer and marketer of medical products, perimeter fencing and security systems, which was purchased by Woodstream Corporation in April 2010. Mr. Mathiesen has held executive positions with publicly traded companies dating back to 1993, including vice president and chief financial officer positions. Mr. Mathiesen also serves as a director, audit committee chairman and nominating and governance committee member of Sun BioPharma, Inc., a publicly traded clinical stage biopharmaceutical company that develops therapies for pancreatic diseases and as a director and audit committee chairman of eNeura, Inc., a privately-held medical technology company providing therapy for both acute treatment and prevention of migraine. Mr. Mathiesen received a B.S. in Accounting from the University of South Dakota and is also a Certified Public Accountant.

We believe that Mr. Mathiesen brings financial insight and leadership and a wealth of experience in capital markets to the Board, as well as knowledge of public company accounting and financial reporting requirements and familiarity with the life sciences industry.

Paul Buckman

Mr. Buckman has served as Chairman of the Board of the Company since August 2017 and as Chairman of the Board of our wholly-owned subsidiary, NeuroOne, Inc., since October 2016. Mr. Buckman is currently the General Manager of TMVR for LivaNova PLC. Prior to joining LivaNova, Mr. Buckman served as chief executive officer of Conventus Orthopaedics, a Minnesota-based company specializing in peri-articular bone fracture fixation, from September 2013 until March of 2017. Mr. Buckman was chief executive officer of Sentreheart, Inc., a medical technology company focused on closure of various anatomic structures, from February 2012 to September 2013. Previously, Mr. Buckman served as chief executive officer and chairman of Pathway Medical Technologies, Inc., a medical device company focused on treatment of peripheral arterial disease, from September 2008 to February 2012; as chief executive officer of Devax, Inc., a developer and manufacturer of drug eluting stents, from December 2006 to September 2008; as president of the cardiology division of St. Jude Medical, Inc., a publicly traded diversified medical products company, from August 2004 to December 2006; and as chairman of the board of directors and chief executive officer of ev3, LLC, a Minnesota-based medical device company focused on endovascular therapies that Mr. Buckman founded and developed into an $80 million business, from January 2001 to January 2004. Mr. Buckman has worked in the medical device industry for over 30 years, including 10 years at Scimed Life Systems, Inc. and Boston Scientific Corporation, a publicly traded medical device manufacturer, where he held several executive positions before becoming president of the cardiology division of Boston Scientific in January 2000. Mr. Buckman also currently serves as a business advisory board member for Bio Star Ventures, and as a director for Ablative Solutions, Inc., Aortica, Inc., Miromatrix, Inc., and Xtent Medical. He previously served as a director of Conventus Orthopaedics, Caisson Interventional LLC, Velocimed, Inc., where he was a co-founder, EndiCor, Inc., Microvena, Inc., Sunshine Heart, Inc., a publicly-held early-stage medical device company, and Micro Therapeutics, Inc. Mr. Buckman received a Master’s degree in Business Administration and Finance and a B.A. degree in Business Administration from Western Michigan University.

We believe that Mr. Buckman’s strong executive experience in medical device companies provides the Company with valuable guidance on product development and operational matters.

Board and Committee Information

We are committed to good corporate governance practices. These practices provide an important framework within which our Board and management pursue our strategic objectives for the benefit of our stockholders.

Board Leadership Structure

Our Board is currently chaired by Paul Buckman, who has authority, among other things, to call and preside over meetings of our Board, to set meeting agendas and to determine materials to be distributed to the Board and, accordingly, has substantial ability to shape the work of the Board. The positions of our chairman of the Board and Chief Executive Officer are presently separated. Separating these positions allows our Chief Executive Officer, Mr. Rosa, to focus on our day-to-day business, while allowing Mr. Buckman to lead the Board.

Role of the Board in Risk Oversight

Our Board does not have a standing risk management committee, but rather administers this oversight function directly through their Board as a whole. The Board’s risk oversight is administered primarily through the following:

●	review and approval of an annual business plan;

●	review of a summary of risks and opportunities at meetings of the Board;

●	review of business developments, business plan implementation and financial results;

●	oversight of internal controls over financial reporting; and

●	review of employee compensation and its relationship to our business plans.

Structure and Operation of the Board

Because our Common Stock is quoted on the OTCQB, the Company is not subject to the listing requirements of any securities exchange regarding committee matters. We do not have standing compensation or nominating committees of our Board. However, the full Board performs all of the functions of a standing compensation committee and nominating committee.

Nomination of Directors

Our Board does not currently have a standing nominating committee, and thus we do not have a nominating committee charter. Due to our small size and limited operations to date, the Board determined that it was appropriate for the entire Board to act as the nominating committee. The full Board currently has the responsibility of selecting individuals to be nominated for election to the Board. Board candidates are identified by existing directors or members of management. The Board considers the needs for the Board as a whole when identifying and evaluating nominees and, among other things, considers diversity in background, age, experience, qualifications, attributes and skills in identifying nominees, although it does not have a formal policy regarding the consideration of diversity. In 2018, the Board did not employ a search firm or pay fees to other third parties in connection with identifying or evaluating Board nominee candidates.

Compensation Committee Related Function

Our Board does not currently have a standing compensation committee, and thus we do not have a compensation committee charter. The Company’s executive compensation program is administered by the independent directors, who determine the compensation of the Chief Executive Officer and, considering the recommendations of the Chief Executive Officer, other executive officers of the Company. In reviewing the compensation of our executive officers, the independent directors consider published compensation surveys and current market conditions.

Audit Committee Matters

The Audit Committee of our Board (the “Audit Committee”) reviews with management and the Company’s independent registered public accounting firm the Company’s financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent accountants upon the financial condition of the Company and its accounting controls and procedures and such other matters as the Audit Committee deems appropriate. The Audit Committee’s charter is available on our website, www.neurooneinc.com, under Investors — Corporate Governance.

The Audit Committee currently consists of three directors: Mr. Mathiesen (chair), Mr. Buckman and Mr. Kalia. The Board has determined that each of Mr. Buckman, Mr. Kalia and Mr. Mathiesen is “independent” under Nasdaq independence standards. Additionally, the Board has determined that each of Mr. Mathiesen and Mr. Buckman qualifies as an “audit committee financial expert” as that term is defined in rules promulgated by the SEC. The designation of an “audit committee financial expert” does not impose upon such persons any duties, obligations or liabilities that are greater than those generally imposed on each of them as a member of the Audit Committee and the Board, and such designation does not affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

The functions of the Audit Committee include:

●	Selecting our independent auditors;

●	Reviewing the results and scope of the audit and other services provided by our independent auditors; and

●	Reviewing and evaluating our audit and control functions.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive officers. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions in public filings.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, Board structure and functions and other policies for the governance of the Company.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

●	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

●	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Advisory Boards

The Company has established two advisory boards: a Physician Advisory Board, and an Artificial Intelligence Advisory Board. These advisory boards do not have decision-making authority but solely provide advice to management.

The Company’s Physician Advisory Board has five members, including one Ph.D and four medical doctors. Company management generally meets with individuals on the Physician Advisory Board on a weekly basis, and such members advise the Company on medical and scientific matters as they relate to the Company’s business. Three members are affiliated with the Mayo Clinic or the Cleveland Clinic, and do not receive any additional compensation for their services. The other two members, Dr. Justin Williams and Dr. Greg Esper, entered into consulting agreements with NeuroOne, Inc. (prior to the Acquisition) pursuant to which the NeuroOne agreed to grant each of them stock options, in addition to certain benefits and reimbursement of certain business expenses. In April 2017 and June 2017, the Company granted Dr. Williams and Dr. Esper, respectively, stock options exercisable for 2,500 shares of NeuroOne stock (42,525 shares of Company Common Stock after conversion pursuant to the Exchange Ratio). These consulting agreements have expired, and Dr. Williams and Dr. Esper have not received any additional compensation from the Company. The Company has not been party to any agreements with the other three members.

The Artificial Intelligence Advisory Board was formed in September 2018, and is comprised of Kip Ludwig, PhD (chair), and six additional members. Members of the Artificial Intelligence Advisory Board will provide guidance to management of the Company on potential applications in translational neuroscience settings, including artificial intelligence and neuromodulation for medical applications. The Company anticipates that this advisory board will begin holding meetings in early 2019. Between September 2018 and November 2018, the Company entered into scientific advisory board and consulting services agreements with these members. Under these agreements, each member agreed to serve on the Artificial Intelligence Advisory Board through January 1, 2022, and the Company agreed to grant each member options to purchase 25,000 shares of Common Stock, which will vest monthly in 36 equal increments beginning on January 1, 2019. If a member leaves the Artificial Intelligence Advisory Board prior to the three year anniversary of the date of their agreement, any remaining unvested options will be forfeited. When the stock options are granted, vested options will be exercisable at a per share exercise price equal to the fair value of the Common Stock on the date of grant.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation earned or received during the nine months ended September 30, 2018 and the fiscal years ended December 31, 2017 and 2016 by each of our named executive officers (as determined pursuant to the SEC’s disclosure requirements for executive compensation in Item 402 of Regulation S-K), as well as Mr. Samad, who served as the Chief Executive Officer of OSE from March 6, 2014 until his resignation from such position upon the closing of the Acquisition. Compensation paid to Messrs. Rosa, Bachinski and Christianson prior to the consummation of the Acquisition was paid by our accounting predecessor in the Acquisition, NeuroOne.

Name and Principal Position		Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Dave Rosa,	2018 TP(2)	287,640	129,438	—		—		417,078
Chief Executive Officer and President	2017	356,667	131,600	1,400	(3)	6,098	(4)	495,765
	2016	75,000	—	—		2,898	(5)	77,898

Amer Samad,	2017	—	—	—		—		—
Former Chief Executive Officer(6)	2016	—	—	—		—		—

Thomas Bachinski,	2018 TP(2)	176,715	34,525	—		—		211,240
Chief Development Officer	2017	211,750	56,595	7,220	(7)	798	(8)	276,363
	2016	—	—	—		—		—

Mark Christianson,	2018 TP(2)	153,000	36,675	—		4,500	(9)	194,175
Vice President, Business Development	2017	200,000	37,500	2,510	(3)	6,498	(10)	246,508
and Marketing	2016	16,667	—	—		830	(11)	17,497

(1)	Bonuses for the calendar year 2018 were determined by the Board on January 29, 2019. The Board determined the bonus pool based on twelve months ended December 31, 2018 performance. The amounts earned for the year ended December 31, 2018 were prorated for the nine months ended September 30, 2018 transition period and are reflected in the Non-Equity Incentive Plan Compensation column.

(2)	In September 2018, we changed our fiscal year end from December 31 to September 30. The 2018 TP salary amounts reflect the compensation earned from January 1, 2018 to September 30, 2018.

(3)	In October 2016, NeuroOne issued founders’ shares to seven individuals, including Mr. Rosa and Mr. Christianson. Such individuals did not pay the purchase price for the shares. The purchase price owed by the seven individuals for the founders’ shares under their respective subscription agreements totaling $9,050 was recorded as share subscription receivable in 2016. The receivable was forgiven by NeuroOne prior to the Acquisition in June 2017.

(4)	Represents an $800 per month car allowance that Mr. Rosa received from January 2017 until August 4, 2017, the effective date of his amended employment agreement, and a $498 life insurance premium paid in 2017.

(5)	Represents an $800 per month car allowance commencing in October 2016 and a $498 life insurance premium paid in 2016.

(6)	Mr. Samad was OSE’s sole executive officer and director prior to the Acquisition and did not receive any compensation for his services rendered to OSE in 2017 or 2016.

(7)	Pursuant to his offer letter with NeuroOne, Inc., Mr. Bachinski was granted a restricted stock award under the 2016 Plan for 12,666 NeuroOne Shares (215,453 shares, as converted based on the Exchange Ratio), which was subject to certain performance vesting conditions related to product development and was fully vested in 2017. The amount reported reflects the grant date fair value of such restricted stock award.

(8)	Represents life insurance premium paid in 2017.

(9)	Represents a $500 per month car allowance.

(10)	Represents a $500 per month car allowance and a $498 life insurance premium paid in 2017.

(11)	Represents a $500 per month car allowance, which was received for December 2016, and a $330 life insurance premium paid in 2016.

Narrative to Summary Compensation Table

Our Board sets the annual compensation for our named executive officers. As we are a development-stage company with only five employees and commenced our operational efforts in 2016, we have not hired a compensation consultant and do not currently target a specific competitive position or a specific mix of compensation among base salary, bonus or long-term incentives. Except for car allowances provided to Mr. Rosa and Mr. Christianson and payment of a portion of the premiums for life, medical and disability insurance for all employees, NeuroOne, Inc. did not, and we do not, provide perquisites or personal benefits to our named executive officers.

In October 2016, NeuroOne entered into an employment agreement with Mr. Rosa that governed the terms of his employment with us through August 3, 2017. Pursuant to the agreement, Mr. Rosa was entitled to an annual base salary of $300,000 per year, and was eligible to earn an annual performance bonus of up to 40% of his base salary, as determined by our Board. Mr. Rosa was also entitled to an equity award equal to 14% of the fully diluted equity of NeuroOne.

Following the Acquisition, in August 2017, the Company entered into a new employment agreement with Mr. Rosa (the “Amended Employment Agreement”) that established his base salary of at least $376,000, which shall be reviewed by the Board at least annually, and an annual performance bonus of up to 50% of his base salary, as determined by the Board. Mr. Bachinski’s and Mr. Christianson’s 2017 base salaries of $231,000 and $200,000, respectively, and annual performance bonuses of up to 25% of base salary were established in offer letters negotiated in connection with their hiring. Taking into account his contributions to the Company, Mr. Bachinski’s annual performance bonus target was increased from his offer letter to 35% of base salary for 2017.

In connection with the Acquisition, the named executive officers of NeuroOne were appointed as officers of the Company.

For fiscal 2017, the Board approved payment of Mr. Rosa’s bonus at 70% of target and authorized Mr. Rosa, in his discretion, to approve and pay bonuses to Mr. Bachinski and Mr. Christianson of up to 70% of target. In approving discretionary bonus payments, the Board considered the achievement of various corporate objectives related to company financing goals, regulatory submission preparation, research and development, adhering to budget and establishing an advisory board.

For the calendar year ended 2018, our Board approved a 2% cost of living increase in the base salaries of our officers and made no adjustment to the officers’ annual performance bonus targets. In March 2018, the Board calendar year set various corporate objectives relating to company financing goals, regulatory submissions, hiring additional staff and certain research and development milestones through December 31, 2018 that it would consider in approving bonus payments for the 2018 calendar year.

In January 2019, the Board approved the a bonus payment to Mr. Rosa of $172,584 and the payment to the other senior officers of a bonus pool of up to 90% of the annual bonus set forth in each officer’s offer letter with the Company, with such exact amount to be determined by Mr. Rosa (the “2018 Performance Bonuses”). In approving the 2018 Performance Bonuses, the Board considered the achievement of various corporate objectives related to company financing goals, regulatory submission preparation and research and development.

Employment Agreements

We have an employment agreement with our Chief Executive Officer, Mr. Rosa. We have entered into offer letters with each of our other executive officers, as described above. Each of our named executive officers has also executed our standard form of proprietary information, inventions assignment and non-competition agreement.

Mr. Rosa’s Amended Employment Agreement was effective on August 4, 2017, continues through the third anniversary and automatically renews for an additional one-year period at the end of the initial term and each anniversary thereafter, provided that Mr. Rosa notifies the Board of such renewal at least 30 days prior to the expiration of the initial term or any renewal terms and the Board does not notify Mr. Rosa of its intention not to renew the Amended Employment Agreement.

The Amended Employment Agreement also entitles Mr. Rosa to, among other benefits, the following compensation: (i) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers; and (ii) participation in welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available generally or to our other senior executive officers. Mr. Rosa is entitled to receive a target award value, determined in accordance with the policies and practices generally available to other senior executive officers, for an annual cash bonus and if determined by the Board or a committee of the Board, a long-term incentive bonus. Mr. Rosa is entitled to retain all shares of Common Stock he held as of the commencement date. Mr. Rosa is also additionally entitled to certain severance benefits.

Pursuant to the Amended Employment Agreement, regardless of the manner in which Mr. Rosa’s service terminates, Mr. Rosa is entitled to receive amounts earned during his term of service, including salary and other benefits.

The Company is permitted to terminate Mr. Rosa’s employment for the following reasons: (i) death or disability, (ii) Termination for Cause (as defined below) or (iii) for any other reason or no reason.

Mr. Rosa is permitted Termination for Good Reason (as defined below) of his employment. In addition, he may terminate his employment upon written notice to the Company 30 days prior to the effective date of such termination.

In the event of Mr. Rosa’s death during the employment period or a termination due to his disability, his beneficiaries or legal representatives shall be provided the sum of (i) any annual base salary earned, but unpaid, for services rendered to the Company on or prior to the date on which the employment period ends and (ii) certain other benefits provided for in the employment agreement (the “Unconditional Entitlements”).

In the event of Mr. Rosa’s Termination for Cause by the Company or the termination of Mr. Rosa’s employment as a result of his resignation other than a Termination for Good Reason, Mr. Rosa shall be provided the Unconditional Entitlements.

In the event of a Termination for Good Reason by Mr. Rosa or the exercise by the Company of its termination rights to terminate Mr. Rosa other than by Termination for Cause, death or disability, Mr. Rosa shall be provided the Unconditional Entitlements and, subject to such officer signing and delivering to the Company and not revoking a general release of claims in favor of the Company and certain related parties, the Company shall provide Mr. Rosa a severance amount equal to the aggregate annual base salary he would have earned from the day after his termination date through the end of the employment period and a prorated portion of his cash bonus for the year in which the termination date occurs, provided, however, in no event would the severance amount be less than 12 months or more than 18 months of his annual base salary, continued health insurance coverage for 12 months following his termination date, provided that such coverage shall cease if Mr. Rosa becomes eligible to receive health insurance coverage from another employer group health plan, vesting of all stock options in accordance with the stock option award documents, subject to the same conditions that would be applicable to Mr. Rosa if he remained employed through the end of the employment period and continued vesting of equity awards in accordance with the terms of the award agreements, provided, however, Mr. Rosa would have 90 days from the termination date to exercise any vested options (the “Conditional Benefits”).

In the event of a change in control during the employment period or within two years after a change in control, if the Company terminates Mr. Rosa other than due to Mr. Rosa’s death or disability or a Termination for Cause, or Mr. Rosa effects a Termination for Good Reason, the Company will pay to Mr. Rosa, in a lump sum in cash within 30 days after the termination date, the aggregate of: (i) the Unconditional Entitlements; and (ii) the amount equal to the product of 1.5 times the sum of (y) Mr. Rosa’s annual base salary, and (z) the greater of the target bonus for the then current fiscal year under the Plans or any successor annual bonus plan and the average annual bonus paid to or for the benefit of Mr. Rosa for the prior three full years (or any shorter period during which Mr. Rosa had been employed by the Company). In addition, the Company shall provide Mr. Rosa the Conditional Benefits minus Mr. Rosa’s severance amount.

Under the Amended Employment Agreement, “Termination for Cause” means a termination of Mr. Rosa’s employment by the Company due to (A) an act or acts of dishonesty undertaken by Mr. Rosa and intended to result in substantial gain or personal enrichment to Mr. Rosa at the expense of the Company, (B) unlawful conduct or gross misconduct that is willful and deliberate on Mr. Rosa’s part and that, in either event, is materially injurious to the Company, (C) the conviction of Mr. Rosa of, or Mr. Rosa’s entry of a no contest or nolo contendere plea to, a felony, (D) breach by Mr. Rosa of his fiduciary obligations as an officer or director of the Company, (E) a persistent failure by Mr. Rosa to perform his duties and responsibilities of his employment under the Amended Employment Agreement, which failure is not remedied by Mr. Rosa within 30 days after his receipt of written notice from the Company of such failure, provided, however, the Company is not obligated to provide written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure; or (F) material breach of any terms and conditions of the Amended Employment Agreement, any contract or agreement between Mr. Rosa and the Company, or of any Company policy, or of any statutory duty he owes to the Company, which breach has not been cured by Mr. Rosa within ten days after written notice thereof to Mr. Rosa from the Company.

Under the Amended Employment Agreement, “Termination for Good Reason” means a termination of Mr. Rosa’s employment by Mr. Rosa within 30 days of the Company’s failure to cure, in accordance with the procedures set forth below, any of the following events: (A) a reduction in his annual base salary as in effect immediately prior to such reduction by more than 10% without his written consent, unless such reduction is made pursuant to an across the board reduction applicable to all senior executives of the Company; (B) a material reduction in his duties, position and responsibilities as in effect immediately prior to such reduction without his written consent; provided, however, that a mere change in title or reporting relationship following a Change in Control by itself will not constitute “Good Reason” for Executive’s resignation, and further provided that the acquisition of the Company and subsequent conversion of the Company to a division or unit of the acquiring entity will not by itself result in a “reduction” of duties, position or responsibility; or (C) a material breach of any material provision of the Amended Employment Agreement by the Company. A termination by Mr. Rosa shall not be treated as a Termination for Good Reason if Mr. Rosa consented in writing to the occurrence of the event giving rise to the claim of Termination for Good Reason or unless Mr. Rosa shall have delivered a written notice to the Board within 45 days of Mr. Rosa’s having actual knowledge of the occurrence of one of such events stating that Mr. Rosa intends to terminate his employment by Termination for Good Reason and specifying the factual basis for such termination, and such event, if capable of being cured, shall not have been cured within 21 days of the receipt of such notice.

Outstanding Equity Awards at Fiscal Year-End

None of our named executive officers held any stock that has not vested, unexercised stock options or other equity incentive plan awards as of September 30, 2018.

2016 Equity Incentive Plan

In October 2016 NeuroOne, Inc.’s board of directors adopted and its stockholders approved the 2016 Equity Incentive Plan (the “2016 Plan”). In connection with the Acquisition, we assumed the 2016 Plan. As of September 30, 2018, there were outstanding options to purchase a total of 365,716 shares of Common Stock issued and outstanding under the 2016 Plan and 215,453 restricted shares of Common Stock granted under the 2016 Plan. We anticipate that no additional awards will be granted under the 2016 Plan, and all awards will be granted under the 2017 Equity Incentive Plan (the “2017 Plan”).

Description of the 2016 Plan

The 2016 Plan authorizes the Board to provide incentive compensation in the form of stock options, stock appreciation rights (“SARs”) and restricted stock and restricted stock units (“RSUs”). Under the 2016 Plan, the Board is authorized to issue up to 992,266 shares of Common Stock.

The Board, or a duly authorized committee thereof, has the authority to administer the 2016 Plan. The Board may also delegate to one or more of its officers the authority to (i) designate officers and employees to be recipients of certain stock awards, and (ii) determine the number of shares of Common Stock to be subject to such stock awards. Subject to the terms of the 2016 Plan, the Board or the authorized committee, referred to therein as the plan administrator, determines recipients, dates of grant, the numbers and types or combination of types of stock awards to be granted and the terms and conditions of the stock awards, including the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator also determines the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under the 2016 Plan. Subject to the terms of the 2016 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant and subject to the requirements of Section 409A of the Code.

Stock Options and SARs

The plan administrator determines the term of stock options and SARs granted under the 2016 Plan, up to a maximum of 10 years. Unless the terms of the participant’s award agreement provides otherwise, if a participant’s service relationship with the Company, or any of its affiliates, ceases for any reason other than disability, death or cause, the participant may generally exercise any vested options or SARs for a period of three months following the cessation of service. The term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with the Company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise his or her options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options and SARs generally terminate upon the termination date of the individual. In no event may an option or SAR be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Common Stock issued upon the exercise of a stock option is determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) the tender of shares of Common Stock previously owned by the optionholder, (3) a net exercise of the option if it is a non-qualified stock option, or NSO, (4) a deferred payment or similar arrangement with the optionholder, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and SARs generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A Participant may designate a beneficiary, however, who may exercise the option or SAR following the participant’s death. The Board may also permit transfer of options to a trust provided certain conditions are met.

The aggregate fair market value, determined at the time of grant, of the Common Stock with respect to Incentive Stock Options, or ISOs, that are exercisable for the first time by an optionholder during any calendar year under all of the Company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit are generally treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards and Restricted Stock Unit Awards

The plan administrator determines the terms of a restricted stock award or restricted stock unit award as set forth in the applicable award agreement. Shares of Common Stock that are subject to a restricted stock award may be (i) held in a book entry from until restrictions lapse or (ii) evidenced by a certificate which shall be held in such form and manner as determined by the Board. Shares of Common Stock awarded under a restricted stock award may be subject to forfeiture in accordance with a vesting schedule. If a participant’s employment is terminated, the Company may receive through a forfeiture condition or repurchase right, any or all of the shares of Common Stock of the restricted stock award. Upon the grant of restricted stock unit award, the Board may impose such restrictions and conditions to vesting as it deems appropriate. A restricted stock unit award may be settled in shares of Common Stock, their cash equivalent, any combination or such other form of consideration. Upon a participant’s termination of employment, any unvested portion of the restricted stock unit award is forfeited. Dividends and dividend equivalents may be provided under a restricted stock award or restricted stock unit award, as applicable.

Changes in Capital Structure

In the event that there is a specified type of change in the Company’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2016 Plan, (2) the class and maximum number of shares that may be issued upon the exercise of ISOs and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Other Corporate Transactions

In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

●	arrange for the assumption, continuation or substitution of stock awards outstanding under the 2016 Plan by a surviving or acquiring entity or parent company;

●	arrange for the reacquisition or repurchase rights held by the Company to the surviving or acquiring entity or parent company;

●	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

●	terminate unexercised stock awards held by participants no longer employed by the Company and that have not been assumed, continued or substituted; or

●	make a payment equal to the excess of (i) the value of the property the participant would have received upon exercise of the stock award over (ii) the exercise price applicable to the stock award.

The Company’s plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2016 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of the Company’s consolidated assets, (2) a sale or other disposition of at least 90% of the Company’s outstanding securities, (3) a merger, consolidation or similar transaction following which the Company is not the surviving corporation, or (4) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and the Company that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control transaction. Under the 2016 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of the Company’s combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which the Company’s stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or license or other disposition of all or substantially of the Company’s consolidated assets.

2017 Equity Incentive Plan

In April 2017, the board of directors of OSE adopted and the stockholders approved the 2017 Plan. The 2017 Plan is designed to provide a vehicle under which a variety of stock-based and other awards can be granted to the Company’s employees, consultants and directors, which will align the interests of award recipients with those of our stockholders, reinforce key goals and objectives that help drive stockholder value, and attract, motivate and retain experienced and highly qualified individuals who will contribute to the Company’s financial success. The Board believes that the 2017 Plan will serve a critical role in attracting and retaining high caliber employees, consultants and directors essential to our success and in motivating these individuals to strive to meet our goals.

Shares Available Under the Plan

The 2017 Plan authorizes the compensation committee or Board to provide incentive compensation in the form of stock options, SARs, restricted stock and stock units, performance shares and units and other stock-based awards. Under the 2017 Plan, the Board is authorized to issue up to 1,300,000 shares, subject to adjustment as provided below. As of September 30, 2018, 1,297,500 shares remained available for grant under the 2017 Plan.

Section 162(m) Tax Considerations

Section 162(m) of the Internal Revenue Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the principal executive officer, the principal financial officer or to any of the three other most highly compensated officers of a publicly held corporation. Accordingly, to the extent compensation income recognized by any such individual during a year as a result of an award made under the 2017 Plan (either alone or when added to other compensation paid to any of such individual during such year) exceeds $1 million, then the amount in excess of $1 million will not be deductible by us, subject to certain exceptions.

Description of the 2017 Plan

Authorized Shares. The maximum number of shares of Common Stock that may be issued under the 2017 Plan is 1,300,000 shares. In addition, the number of shares of Common Stock reserved for issuance under our 2017 Plan automatically increases on January 1st of each calendar year, starting on January 1, 2018 through January 1, 2027, to an amount equal to 13% of the total number of fully-diluted shares of our Common Stock as of December 31 of the preceding calendar year, or a lesser number of shares determined by our Board.

Shares subject to awards granted under the 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2017 Plan. Additionally, shares become available for future grant under the 2017 Plan if they were issued under stock awards under the 2017 Plan and if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our Board, or a duly authorized committee of our Board, will administer the 2017 Plan. Our Board may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2017 Plan, our Board has the authority to determine and amend the terms of awards and underlying agreements, including:

●	recipients;

●	when and how the stock awards will be granted;

●	the provisions of each stock award (which need not be identical);

●	the number of shares subject to each stock award; and

●	the vesting schedule applicable to the awards, together with any vesting acceleration.

Under the 2017 Plan, the Board also generally has the authority to effect, with the consent of any adversely affected participant:

●	the reduction of the exercise, purchase, or strike price of any outstanding award;

●	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

●	any other action that is treated as a repricing under generally accepted accounting principles.

Further, under the 2017 Plan, the Board has the authority to:

●	construe and interpret the 2017 Plan and award agreements;

●	settle all controversies regarding the 2017 Plan and award agreements;

●	suspend or terminate the 2017 Plan at any time;

●	amend the 2017 Plan as deemed necessary or advisable;

●	approve form award agreements; and

●	adopt rules, procedures and subplans related to the operation and administration of the 2017 Plan as are necessary and appropriate under local laws and regulations to permit participation in the 2017 Plan by employees, directors or consultants who are foreign nationals or are employed outside of the United States.

Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The exercise price of a stock option may be paid as follows: (i) by cash, check, bank draft or money order, (ii) pursuant to a program developed under Regulation T that prior to the issuance of shares of Common Stock, results in either the receipt of cash by the Company or receipt of irrevocable instructions to a broker selling such Common Stock to pay the aggregate exercise price, (iii) by delivery of share of Common Stock, (iv) if the stock option is a nonstatutory stock option, by net exercise or (iv) any other form of legal consideration acceptable to the Board and specified in the award agreement. Unless the terms of the participant’s award agreement provides otherwise, if a participant’s service relationship with the Company, or any of its affiliates, ceases for any reason other than disability, death or cause, the participant may generally exercise any vested stock options for a period of three months following the cessation of service. The term may be extended in the event that exercise of the stock option following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with the Company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise his or her options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock options generally terminate upon the termination date of the individual. In no event may a stock option be exercised beyond the expiration of its term.

The aggregate fair market value, determined at the time of grant, of the Common Stock with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year under all of the Company’s stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the Company’s total combined voting power or that of any of the Company’s affiliates unless (i) the option exercise price is at least 110% of the fair market value of the Common Stock subject to the option on the date of grant, and (ii) the term of the incentive stock does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our Board and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. The Board may impose restrictions or conditions to the vesting of RSUs as it deems appropriate. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. Shares of Common Stock that are subject to a restricted stock award may be (i) held in a book entry from until restrictions lapse or (ii) evidenced by a certificate which shall be held in such form and manner as determined by the Board. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our Board and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Common Stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Additionally, dividend may be credited in respect of shares covered by a restricted stock award.

Stock Appreciation Rights. SARs are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Common Stock on the date of grant. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. A participant may exercise a stock appreciation right by notifying the Company. Upon exercise, a participant will receive the excess of (i) the aggregate fair market value of the number of shares of Common Stock over (ii) the aggregate exercise price of such number of shares of Common Stock. Such amounts will be paid in shares of Common Stock, cash, any combination of both or such other form of consideration as determined by the Board. Unless the terms of the participant’s award agreement provides otherwise, if a participant’s service relationship with the Company, or any of its affiliates, ceases for any reason other than disability, death or cause, the participant may generally exercise any vested stock appreciate right for a period of three months following the cessation of service. The term may be extended in the event that exercise of the stock appreciate right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with the Company or any of its affiliates ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise his or her rights for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciate rights generally terminate upon the termination date of the individual. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that may not be subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance criteria that may be selected include one or more of the following: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder’s equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, new and supplemental indications for existing products, and product supply); (xxxiii) stockholders’ equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of phases of clinical trials and/or studies by specific dates; (xliii) acquisition of new customers, including institutional accounts; (xliv) customer retention and/or repeat order rate; (xlv) number of institutional customer accounts; (xlvi) budget management; (xlvii) improvements in sample and test processing times; (xlviii) regulatory milestones; (xlix) progress of internal research or clinical programs; (l) progress of partnered programs; (li) partner satisfaction; (lii) milestones related to samples received and/or tests run; (liii) expansion of sales in additional geographies or markets; (liv) research progress, including the development of programs; (lv) patient samples processed and billed; (lvi) sample processing operating metrics (including, without limitation, failure rate maximums and reduction of repeat rates); (lvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (lviii) and to the extent that an award is not intended to constitute “qualified performance-based compensation” under Section 162(m) of the Code, other measures of performance selected by the Board.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board or committee (as applicable) (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, the Board or committee (as applicable) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to any regulatory body. In addition, subject to certain limitations, the Board or committee (as applicable) retains the discretion to reduce or eliminate the compensation or economic benefit due on attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance cash award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Common Stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares that may be issued on the exercise of incentive stock options, (3) the class and maximum number of shares subject to stock awards that can be granted to a person in a calendar year (as established under the 2017 Plan under Section 162(m) of the Code), and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The 2017 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our Common Stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

●	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

●	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

●	accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction;

●	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

●	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, or no payment, as determined by the Board; or

●	make a payment, in the form determined by our Board, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

In the event of a change in control, awards granted under the 2017 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2017 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license, or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders, and (4) an unapproved change in the majority of the Board.

Transferability. A participant may not transfer stock awards under the 2017 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2017 Plan.

Plan Amendment or Termination. Our Board has the authority to amend, suspend, or terminate the 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our Board adopted the 2017 Plan. No stock awards may be granted under the 2017 Plan while it is suspended or after it is terminated.

Non-Employee Director Compensation

On March 29, 2018, our Board approved a Non-Employee Director Compensation Policy effective as of January 1, 2018 whereby our non-employee directors will receive a mix of cash and share-based compensation intended to encourage non-employee directors to continue to serve on our Board, further align the interests of the directors and stockholders, and attract new non-employee directors with outstanding qualifications. Directors who are employees or officers of the Company do not receive any additional compensation for Board service.

Pursuant to this policy, each of our non-employee directors will receive an annual retainer of $50,000, except that our non-executive chairman will receive an annual retainer of $100,000. Additionally, the chairman and members of our Audit Committee will receive an additional annual payment of $12,500 and $5,000, respectively, and the chairmen and members of each of our Compensation and Nominating and Corporate Governance Committees, if any are formed in the future, will receive an additional annual payment of $10,000 and $4,000, respectively. Such annual cash retainers will be earned beginning on the effective date of the policy but shall not be payable until the last day of the fiscal quarter in which the Company consummates an equity financing wherein it receives at least $3.0 million in gross cash proceeds. On the date of each annual stockholder meeting of the Company commencing with the 2019 annual meeting of stockholders, each director shall receive an annual equity award with an aggregate grant date fair value on the date of grant of $50,000, one third of which will be in the form of an option and two thirds of which will be in the form of a restricted stock unit award, each of which will vest in a series of 12 equal monthly installments subject to the director’s continued service. Newly appointed directors, on the date of their appointment, will receive a pro rata equity award, reflecting a reduction for each month prior to the date of grant that has elapsed since the preceding annual stockholder meeting.

The following table provides compensation information for the Transition Period ended September 30, 2018 for each non-employee member of our Board.

Name	Fees Earned or Paid in Cash ($)(1)	Equity Awards ($)	Total ($)(1)
Paul Buckman	78,750	—	78,750
Suraj Kalia	41,250	—	41,250
Jeff Mathiesen	46,875	—	46,875

(1)	These amounts reflect the pro-rated amount earned for the nine months ended September 30, 2018 in which each director provided service. The amounts will not be paid until the last day of the fiscal quarter in which the Company consummates an equity financing wherein it receives at least $3.0 million in gross cash proceeds.

As of September 30, 2018, each of the non-employee directors had 34,020 shares underlying outstanding stock options.

As a named executive officer of the Company, compensation paid to Mr. Rosa for the Transition Period is fully reflected under “Executive Compensation—Summary Compensation Table.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Common Stock as of January 23, 2019 for:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

The table lists applicable percentage ownership based on 10,036,505 shares of Common Stock outstanding as of January 23, 2019.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the rules include shares of our Common Stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of January 23, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise noted below, the address for persons listed in the table is c/o NeuroOne Medical Technologies Corporation, c/o David Rosa, 10901 Red Circle Drive, Suite 150, Minnetonka, Minnesota 55343.

Name and address of beneficial owner	Number of shares of Common Stock beneficially owned		Percentage of Common Stock beneficially owned (1)
Greater than 5% Stockholders:
Wade Fredrickson(2) 4825 Suburban Drive Shorewood, Minnesota 55331	2,613,460		26.0%
Mayo Foundation for Medical Education and Research(3) 200 First Street SW Rochester, Minnesota 55905	859, 976		8.6%
Lifestyle Healthcare LLC(4) 4524 Westway Avenue Dallas, TX 75205	855,269	(4)	8.5%
FundRx NeuroOne Fund(5) PO Box 171305 Salt Lake City, UT 84117	683,850	(5)	6.5%
Faisal Siddiqui 903 Georgetown Ridge Court Mclean, VA 22102	611,247	(6)	5.9%
Mohammad Jainal Bhuiyan 10605 SW 44th CT Davie, FL 33328	722,291		7.0%

Directors and Named Executive Officers:
David Rosa	793,822		7.9%
Paul Buckman	34,020	(7)	*
Suraj Kalia	34,020	(7)	*
Jeffrey Mathiesen	34,020	(7)	*
Thomas Bachinski	215,453		2.1%
Mark Christianson	1,423,206		14.2%
All Directors and Officers as a Group (7 persons)	2,559,633	(8)	25.2%

(1)	Based on based on 10,036,505 shares of Common Stock outstanding as of January 23, 2019.

(2)	Based on Schedule 13D/A filed by Mr. Fredrickson on March 5, 2018. Mr. Fredrickson is our former Vice President of Therapy and Product Development.

(3)	Based on Schedule 13G filed by the reporting person on December 21, 2018. Mayo Clinic, a Minnesota corporation, is the controlling corporation of Mayo Foundation for Medical Education and Research. Mayo Clinic disclaims beneficial ownership of these shares. Dennis E. Dahlen, Harry N. Hoffman, Paul A. Gorman, Rick J. Haeflinger, Steven R. Stenhaug, and Jeffrey G. Torborg have voting and dispositive power over the shares.

(4)	Includes 57,600 shares of Common Stock issuable upon exercise of outstanding warrants. Nickolay Kukeov has voting and dispositive power over the shares.

(5)	Based on a Schedule 13G filed by FundRx NeuroOne Fund, Assure Fund Management II, LLC, and Jeremy Neilson on January 15, 2019. Includes 455,900 shares of Common Stock issuable upon exercise of outstanding warrants. Zeshan Muhammedi has voting and dispositive power over the shares.

(6)	Includes 352,222 shares of Common Stock issuable upon exercise of outstanding warrants.

(7)	Consists of shares of Common Stock issuable upon exercise of outstanding options.

(8)	Includes 127,152 shares of Common Stock issuable upon exercise of outstanding options.

* Less than 1%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

There have been no transactions since January 1, 2017 to which NeuroOne, Inc. or the Company has been a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation” and as described below.

To identify related person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. We maintain a written policy for the review, approval or ratification of related person transactions, and our Board or Audit Committee reviews all related person transactions identified by us. The Board or Audit Committee approves or ratifies only those related person transactions that are determined by it to be, under all of the circumstances, in the best interests of the Company and its stockholders.

In addition, under our Code of Business Conduct and Ethics, the Company’s employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for the Company. In addition, they must report any potential conflict of interest, including related person transactions, to their supervisor or the Chief Executive Officer. The Company adopted a Related Persons Transactions Policy in January 2018.

NeuroOne, Inc. Founders’ Shares

On October 20, 2016, NeuroOne, Inc. issued 905,000 shares of NeuroOne, Inc. common stock, par value $0.0001 (equivalent to 5,131,514 shares of Common Stock as converted based on the Reverse Split and the Exchange Ratio) as founders’ shares (the “Founders’ Shares”) in a private placement to seven accredited investors (the “Founders”), including 140,000 shares to David Rosa, our Chief Executive Officer and director, 251,000 shares to Mark Christianson, our Vice President of Marketing and Sales and 501,000 shares to Wade Fredrickson, our former Vice President of Therapy and Product Development. The Founders’ Shares were issued pursuant to subscription agreements entered into between NeuroOne, Inc. and each Founder, in which each Founder agreed to pay NeuroOne, Inc. a purchase price of $0.01 per Founders’ Share received by such Founder (equivalent to $0.001763631 per share of Common Stock as converted based on the Reverse Split and the Exchange Ratio). In June 2017, the purchase price owed by the Founders totaling $9,050 was forgiven by NeuroOne, Inc. in its entirety.

In connection with the issuance of the Founders’ Shares, NeuroOne, Inc. entered into a stockholders agreement (the “Stockholders Agreement”) with the Founders. The Stockholders Agreement, among other things, granted certain stockholders of NeuroOne, Inc. drag-along rights and preemptive rights with respect to subsequent offerings of certain equity securities of NeuroOne, Inc. The parties to the Stockholders Agreement agreed to vote all of their shares of capital stock in NeuroOne, Inc. to ensure that the board size and composition is as directed by the then current NeuroOne board of directors and designated David Rosa and Paul Buckman as the initial directors of NeuroOne, Inc.

Original Source Entertainment, Inc.

Prior to the 2017 Acquisition, OSE’s administrative functions were operated from the offices of Mr. Samad (the majority owner of OSE), and OSE did not pay Mr. Samad for the use of such space. Also, prior to the 2017 Acquisition, for the years ended December 31, 2017 and 2016, OSE received advances of $11,572 and $21,106 from a related party.

The 2017 Acquisition

Pursuant to the Merger Agreement for the 2017 Acquisition whereby NeuroOne, Inc. became a wholly-owned subsidiary of the Company, each holder of NeuroOne Shares outstanding immediately prior to the closing received shares of Common Stock in exchange therefore based on the Exchange Ratio, with all fractional shares rounded down to the nearest whole share. Accordingly, we issued 793,822, 1,423,206 and 2,840,731 shares of Common Stock to our officers, Messrs. Rosa, Christianson and Fredrickson, respectively, and options to purchase 34,020 shares of Common Stock to each of Messrs. Buckman, Kalia and Mathiesen, members of our Board, and 859,976 shares of Common Stock to Mayo, a holder of over 5% of our outstanding Common Stock. The Merger Agreement also provided that Mr. Rosa be appointed as a director of the Company upon the closing of the 2017 Acquisition. Further, pursuant to the Merger Agreement, Mr. Samad (the majority owner of OSE) tendered for cancellation 3,500,000 shares of Origin Source Entertainment, Inc. held by him as part of the conditions to closing.

Private Placements

Series 1 Note Issuance

Between November 2016 and June 2017, NeuroOne, Inc. issued 8% convertible promissory notes (as amended, the “Series 1 Notes”) and warrants (the “Series 1 Warrants”) to investors in a private placement, including, in June 2017, a Series 1 Note for $50,000 and a Series 1 Warrant to Sean Wambold, the founder and former sole owner of the LLC. The Company did not make any payments of principal or interest on the Series 1 Notes following issuance. In June 2017 and November 2017, the terms of the Series 1 Notes and the Series 1 Warrants were amended. In July 2018, the Series 1 Notes were converted as described below.

Series 2 Note Issuance

In August 2017, the Company issued interest-free promissory notes (as amended, the “Series 2 Notes”) to two investors in a private placement, including a Series 2 Note for $103,000 to Mohammad Jainal Bhuiyan, a greater than 5% stockholder and a registered representative with Corinthian Partners LLC, a registered broker-dealer that has acted as a placement agent for private placements by the Company and NeuroOne, Inc. The Company did not make any payments of principal on the Series 2 Notes following issuance. In November 2017, the Company and each holder of the Series 2 Notes amended the notes, and in March 2018, the Company and the holders of the Series 2 Notes converted the Series 2 Notes from interest free promissory notes into convertible promissory notes with an interest rate of 8% per year and issued warrants to the holders. In July 2018, the Series 2 Notes were converted as described below.

Series 3 Note Issuance

Between September 2017 and June 2018, the Company issued 8% convertible promissory notes (the “Series 3 Notes”) and warrants (the “Series 3 Warrants”) to several investors in a private placement, including (i) in October 2017, a Series 3 Note for $50,000 and a Series 3 Warrant to Sean Wambold, the founder and former sole owner of the LLC and (ii) in February 2018, a Series 3 Note for $125,000 and Series 3 Warrant to Lifestyle Healthcare LLC, a holder of over 5% of our outstanding Common Stock. Additionally, the Manager of Lifestyle Healthcare LLC is a registered representative with Corinthian Partners LLC, a registered broker-dealer that has acted as a placement agent in private placements by the Company and NeuroOne, Inc. The Company has not made any payments of principal or interest on the Series 3 Notes. As of February 5, 2019, $50,000 and $125,000 aggregate principal amount are outstanding on Sean Wambold’s and Lifestyle Healthcare LLC’s Series 3 Notes, respectively. For a more detailed description of our Series 3 Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources – Historical Capital Resources.”

Conversion of Series 1 Notes and Series 2 Notes

On July 2, 2018, holders of the Series 1 Notes and Series 2 Notes agreed to convert the outstanding principal and interest of the Series 1 Notes and Series 2 Notes into Common Stock, at a conversation rate of $1.80 per share; and to amend and restate the Series 1 Warrants and Series 2 Warrants to make them immediately exercisable. As consideration for the early conversion of the Series 1 Notes and Series 2 Notes, the Company issued each holder a new warrant. Mr. Wambold, the founder and sole owner of our predecessor, the LLC, agreed to convert $54,277.78 outstanding principal and interest of his Series 1 Notes into 30,154 shares of Common Stock and warrants immediately exercisable for 125,482 shares of Common Stock with an exercise price of $1.80 per share. Mr. Bhuiyan agreed to convert $105,563.56 outstanding principal and interest of his Series 2 Notes into 58,646 shares of Common Stock and warrants immediately exercisable for 194,542 shares of Common Stock with an exercise price of $1.80 per share, making him a holder of over 5% of our outstanding Common Stock.

As of February 5, 2019, no principal remains outstanding on the Series 1 Notes and Series 2 Notes.

For a more detailed description of our Series 1 Notes and Series 2 Notes and the conversion of such notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Historical Capital Resources.”

Completed Private Placement

Between July 2018 and November 2018, the Company issued and sold Units to the Selling Stockholders consisting of Common Stock and warrants for $2.50 per Unit, including (i) in July 2018, the sale of 37,600 Units for $94,000 to each of Lifestyle Healthcare LLC and Mohammad Jainal Bhuiyan and (ii) in September, the sale of 40,000 Units for $100,000 and 20,000 Units for $50,000 to Faisal Siddiqui and Lifestyle Healthcare LLC, respectively, each holders of over 5% of our Common Stock at the time of issuance.

For a more detailed description of the Units issued in this private placement, see “Description of the Securities to be Registered.”

Promissory Notes

In December 2018, the Company received gross proceeds from an unsecured loan represented by one promissory note in the amount of $100,000 from a stockholder owning over 5% of the Company’s Common Stock. The loan is interest free and requires that the Company repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or December 12, 2019. In November 2018, the Company received cash gross proceeds from unsecured loans represented by two promissory notes in the amounts of $45,000 and $100,000 from a stockholder owning or a stockholder affiliated with stockholders owning over 5% of the Company’s Common Stock. The loans are interest free and require that the Company repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or November 14, 2019.

In May 2018, the Company received cash proceeds of $168,000 from unsecured loans, represented by two promissory notes from a stockholder owning or a stockholder affiliated with stockholders owning over 5% of the Company’s Common Stock. The loans are interest free and require that the Company repay the principal in full on the earlier to occur of (i) May 17, 2019 or (ii) the closing of an equity round of financing of the Company that raises more than $5 million in gross proceeds.

In March 2018, the Company received cash proceeds from an unsecured loan, represented by a promissory note, for $115,000 from a stockholder owning over 5% of the Company’s Common Stock. The loan is interest free and requires that the Company repay the principal in full on the earlier to occur of (i) March 20, 2019 or (ii) the closing of an equity round of financing of the Company that raises more than $3 million in gross proceeds.

Mayo Development Agreement

Pursuant to the Mayo Development Agreement, we have agreed to license worldwide (i) certain know how for the development and commercialization of products, methods and processes related to flexible circuit thin film technology for the recording of tissue and (ii) the products developed therefrom, and to partner with Mayo to assist the Company in the investigation, research application, development and improvement of such technology. Mayo has agreed to assist us by providing access to the Mayo Principal Investigators in developing a minimally invasive device/delivery system and procedure for a minimally invasive approach for the implantation of our cortical thin film flexible circuit technology developed by the Company, including prototype development, animal testing, protocol development for human and animal use, abstract development and presentation and access to and license of any intellectual property that the Mayo Principal Investigators develop relating to the procedure.

Whether or not any such technology, product, method, process, device or delivery system is developed, we agreed, in consideration for Mayo’s efforts under the Mayo Development Agreement, to pay Mayo a cash payment of approximately $92,000 on the earlier of September 30, 2017 or the date we raise a minimum amount of financing. We did not make this payment by September 30, 2017 and breached this provision of the Mayo Development Agreement. Mayo granted us an extension of this deadline to December 31, 2017, and we made this payment within such extended deadline.

On May 25, 2017, NeuroOne issued Mayo 50,556 NeuroOne Shares (859,976 shares, as converted based on the Exchange Ratio) pursuant to a subscription agreement, pursuant to which Mayo is a holder of over 5% of our outstanding Common Stock. Finally, we have agreed to pay Mayo a royalty equal to a single-digit percentage of our product sales pursuant to the Mayo Development Agreement. Mayo may purchase any developed products licensed under the Mayo Development Agreement at the best price offered by us to the end user in the prior year. The Mayo Development Agreement will expire on May 25, 2037 and may be terminated by Mayo for cause or under certain circumstances.

The Placement Agent

HRA Capital’s affiliate, Corinthian Partners, has acted as a placement agent for private placements by us and NeuroOne, Inc. HRA Capital is affiliated with two parties which are or were previously our greater than 5% stockholders, Chromium 24 LLC, which was previously a greater than 5% beneficial owner, and Lifestyle Healthcare LLC, a greater than 5% beneficial owner. Pursuant to the engagement letter with HRA Capital, NeuroOne, Inc. paid the placement agent a cash fee of $113,610 and agreed to issue to the placement agent a warrant to purchase shares of Common Stock (or common stock equivalents) in an amount equal to 8% of the shares purchased by certain investors in a bridge private placement transaction. Additionally, the Company agreed to pay HRA Capital 10% of the gross proceeds (the “HRA Fee”) received by the Company in subsequent private placement transactions from investors with whom HRA Capital or Corinthian Partners had material contact with for purposes of the engagement letter (the “Prospects”), provided such compensation would only be paid in connection with private placement transactions that closed within 12 months of the expiration of the engagement letter (the “Tail Period”). The Company agreed to issue to HRA Capital warrants to purchase shares of Common Stock (or common stock equivalents) in an amount equal to 10% of the shares purchased by Prospects during the Tail Period  (“HRA Warrants”).

In February 2019, the Company and HRA Capital agreed (i) to extend the Tail Period until June 30, 2019, (ii) to modify the HRA Fee so that HRA Capital is entitled to receive a cash fee equal to 8% of the gross proceeds received by the Company from Prospects in all subsequent private placement transactions and  (iii) to modify the HRA Warrants so that they are exercisable to purchase shares of Common Stock (or common stock equivalents) in an amount equal to 8% of the shares of Common Stock purchased by Prospects in subsequent private placements.  Upon issuance, the HRA Warrants will be immediately exercisable and expire five years from the closing of the related transaction.

We also received a short-term unsecured loan for $50,000 in November 2016 from HRA Capital. We incurred no fees or interest costs related to such temporary loan and repaid it in full in February 2017. For a more detailed description of the loan, See “Certain Relationships and Related Transactions and Director Independence—Promissory Notes.”

Lock-Up Agreement

On March 1, 2018, Wade Fredrickson, a greater than 5% stockholder of the Company, entered into a lock-up agreement with the Company in which he agreed, subject to certain exceptions, not to offer, sell, transfer or otherwise dispose of the Company’s securities for a period of 18 months following the effective date of the agreement.

Indemnification Agreements

Our certificate of incorporation contains provisions limiting the liability of directors, and our bylaws provides that we indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation and bylaws also provide our Board with discretion to indemnify our officers and employees when determined appropriate by the Board.

In addition, we have entered into an indemnification agreement with our directors and our executive officers.

Director Independence

We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of our Board be independent. However, our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his or her responsibilities applying Nasdaq independence standards. As a result of this review, our Board has determined that, Messrs. Buckman, Kalia and Mathiesen, representing three of our four directors, are “independent directors.” Mr. Rosa is not considered independent due to his service as an executive officer of the Company. Prior to the Acquisition, Mr. Samad was OSE’s sole executive officer and director and was not considered independent.

ADDITIONAL INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, and other information with the Commission.

The SEC maintains a web site (http://www.sec.gov) at which you can read or download our reports and other information.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the registration statement, and such exhibits and schedules which may be accessed at the SEC’s web site.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Company’s certificate of incorporation provides for the indemnification of its directors to the fullest extent permitted under the Delaware General Corporation Law. The Company’s bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	transaction from which the director derives an improper personal benefit;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares; or

●	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation includes such a provision. Under the Company’s bylaws, expenses incurred by any director or officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company, as long as such undertaking remains required by the Delaware General Corporation Law.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including reasonable attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Company or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification, other than the letter received by the Company in May 2017 from the former employer of Mark Christianson and Wade Frederickson claiming, among other things, certain breaches of non-competition obligations and confidentiality and non-disclosure obligations to such prior employer and federal and state law by virtue of such officers’ work for the Company. See “We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors” under the “Risk Factors” section in this prospectus.

The Company has an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Honigman LLP, Detroit, Michigan.

EXPERTS

The consolidated financial statements of NeuroOne Medical Technologies Corporation as of September 30, 2018 and December 31, 2017, and for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

NeuroOne Medical Technologies Corporation

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
NeuroOne Medical Technologies Corporation

Minnetonka, Minnesota

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NeuroOne Medical Technologies Corporation (the “Company”) as of September 30, 2018 and December 31, 2017, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2018 and December 31, 2017, and the results of their operations and their cash flows for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

Minneapolis, Minnesota

December 12, 2018

NeuroOne Medical Technologies Corporation
Consolidated Balance Sheets

	September 30,	December 31,
	2018	2017

Assets
Current assets:
Cash	$13,260	$26,467
Prepaid expenses	5,378	7,146
Total current assets	18,638	33,613
Intangible assets, net	200,081	216,372
Total assets	$218,719	$249,985

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts Payable	$221,235	$—
Accrued expenses	1,591,022	1,021,617
Short-term promissory notes and unsecured loans	283,000	253,000
Convertible promissory notes, net and accrued interest	1,393,804	2,168,340
Premium conversion derivatives	308,395	462,174
Total current liabilities	3,797,456	3,905,131
Warrant liability	817,155	1,381,465
Total liabilities	4,614,611	5,286,596

Commitments and contingencies (Note 4)

Stockholders’ deficit:
Preferred stock, $0.001 par value; 10,000,000 shares authorized as of September 30, 2018 and December 31, 2017; no shares issued or outstanding as of September 30, 2018 and December 31, 2017.	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized as of September 30, 2018 and December 31, 2017; 9,656,505 and 7,864,994 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively.	9,657	7,865
Additional paid–in capital	6,052,161	280,320
Accumulated deficit	(10,457,710)	(5,324,796)
Total stockholders’ deficit	(4,395,892)	(5,036,611)
Total liabilities and stockholders’ deficit	$218,719	$249,985

See accompanying notes to consolidated financial statements

NeuroOne Medical Technologies Corporation
Consolidated Statements of Operations

	For the nine months ended September 30,		Year ended December 31,
	2018	2017	2017
	(unaudited)
Operating expenses:
General and administrative	$2,676,872	$1,798,131	$2,336,988
Research and development	715,086	500,408	735,333
Total operating expenses	3,391,958	2,298,539	3,072,321
Loss from operations	(3,391,958)	(2,298,539)	(3,072,321)
Interest expense	(763,065)	(1,057,024)	(1,395,138)
Net change in fair value for the warrant liability and premium conversion derivatives	336,596	(77,505)	(240,053)
Loss on note extinguishments, net	(1,314,487)	—	(350,914)
Net loss	$(5,132,914)	$(3,433,068)	$(5,058,426)
Net loss per share:
Basic and diluted	$(0.61)	$(0.55)	$(0.77)
Number of shares used in per share calculations:
Basic and diluted	8,420,529	6,217,076	6,610,072

See accompanying notes to consolidated financial statements

NeuroOne Medical Technologies Corporation
Consolidated Statements of Changes in Stockholders’ Deficit

			Additional		Total
	Common Stock		Paid–In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2016	5,216,565	$31	$119	$(266,370)	$(266,220)
Issuance of stock in connection with intellectual license agreement	859,976	860	22,555	—	23,415
Issuance of restricted stock award	215,453	215	7,005	—	7,220
Transfer of shares in connection with merger	1,573,000	1,573	(1,573)	—	—
Par value change in connection with merger	—	5,186	(5,186)	—	—
Stock-based compensation	—	—	69,574	—	69,574
Issuance of warrants	—	—	61,496	—	61,496
Issuance of additional warrants in connection with short-term notes modification	—	—	117,280	—	117,280
Forgiveness of subscription receivable	—	—	9,050	—	9,050
Net loss	—	—	—	(5,058,426)	(5,058,426)
Balance at December 31, 2017	7,864,994	7,865	280,320	(5,324,796)	(5,036,611)

Issuance of common stock upon short term notes and convertible notes extinguishments	1,146,311	1,147	2,348,790	—	2,349,937
Issuance of warrants and reclassification of warrant liability in connection with short-term notes and convertible notes extinguishments	—	—	2,008,796	—	2,008,796
Issuance of common stock under 2018 private placement	445,200	445	824,449	—	824,894
Issuance of warrants under 2018 private placement	—	—	288,106	—	288,106
Issuance costs related to 2018 private placement	—	—	(173,067)	—	(173,067)
Issuance of common stock for consulting services	200,000	200	469,300	—	469,500
Stock-based compensation	—	—	5,467	—	5,467
Net loss	—	—	—	(5,132,914)	(5,132,914)
Balance at September 30, 2018	9,656,505	$9,657	$6,052,161	$(10,457,710)	$(4,395,892)

See accompanying notes to consolidated financial statements

NeuroOne Medical Technologies Corporation
Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Year ended December 31,
	2018	2017	2017
	(unaudited)

Operating activities
Net loss	$(5,132,914)	$(3,433,068)	$(5,058,426)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	16,291	13,368	17,633
Stock-based compensation	486,120	76,794	76,794
Forgiveness of subscription	—	9,051	9,050
Non-cash interest on convertible promissory notes	152,045	76,359	115,867
Non-cash discount amortization on convertible and short-term promissory notes	611,020	943,427	1,242,031
Note issuance costs attributed to warrant liability and to convertible promissory note modification	—	38,119	38,119
Revaluation of premium conversion derivatives	(371,831)	90,212	(17,962)
Revaluation of warrant liability	35,235	(12,707)	258,015
Loss on note extinguishments, net	1,314,487	—	350,914
Change in assets and liabilities:
Prepaid expenses and other assets	1,768	46,677	46,677
Accounts payable	221,235	—	—
Accrued expenses	437,337	642,099	813,215
Net cash used in operating activities	(2,229,207)	(1,509,669)	(2,108,073)
Investing activities
Purchase of intangible assets	(55,000)	—	(91,709)
Net cash used in investing activities	(55,000)	—	(91,709)
Financing activities
Proceeds from issuance of convertible promissory notes and short-term notes	432,849	675,705	1,004,134
Proceeds from issuance of warrants associated with convertible promissory notes	442,151	440,919	777,490
Proceeds from issuance of warrants associated with short-term notes	—	61,496	61,496
Proceeds from issuance of common stock in connection with private placement	824,894	—	—
Proceeds from issuance of warrants in connection with private placement	288,106	—	—
Proceeds (repayment) from unsecured loans	283,000	(50,000)	(50,000)
Issuance costs related to short-term note	—	(3,030)	(3,030)
Issuance costs related to convertible promissory notes	—	(35,689)	(45,468)
Issuance costs related to warrants	—	(31,920)	(40,590)
Net cash provided by financing activities	2,271,000	1,057,481	1,704,032
Net decrease in cash	(13,207)	(452,188)	(495,750)
Cash at beginning of period	26,467	522,217	522,217
Cash at end of period	$13,260	$70,029	$26,467
Supplemental non-cash financing and investing transactions:
Bifurcation of premium conversion derivatives related to convertible promissory notes	$168,384	$213,961	$342,486
Conversion of short-term notes and convertible promissory notes into common stock	$2,063,361	$—	$—
Issuance of additional warrants in connection with short-term notes and convertible promissory notes modifications	$829,378	$—	$117,280
Purchased intangible assets in accrued liabilities	$—	$—	$30,000
Common stock issued for the purchase of intangible assets	$—	$23,115	$23,415
Accrued issuance costs related to private placement	$173,067	—	—
Accrued issuance costs attributed to short-term promissory notes and convertible promissory notes	$2,850	$42,811	$57,037
Accrued issuance costs attributed to warrant liability	$—	$38,119	$38,119

See accompanying notes to consolidated financial statements

NeuroOne Medical Technologies Corporation
Notes to Consolidated Financial Statements

NOTE 1 - Organization and Nature of Operations

NeuroOne Medical Technologies Corporation (the “Company”), a Delaware Corporation, was originally incorporated as Original Source Entertainment, Inc. under the laws of the State of Nevada on August 20, 2009. Prior to the closing of the Acquisition (as defined below), the Company completed a series of steps contemplated by a Plan of Conversion pursuant to which the Company, among other things, changed its name to NeuroOne Medical Technologies Corporation, increased its authorized number of shares of common stock from 45,000,000 to 100,000,000, increased its authorized number of shares of preferred stock from 5,000,000 to 10,000,000 and reincorporated in Delaware. On July 20, 2017, the Company, through a wholly owned acquisition subsidiary, acquired 100% of the outstanding capital stock of NeuroOne, Inc. (“NeuroOne”) in a reverse triangular merger and reorganization pursuant to Section 368(a) of the Internal Revenue Code (the “Acquisition”). The Acquisition was accounted for as a capital transaction, or reverse recapitalization. NeuroOne was the accounting acquirer in this transaction. As such, the historical financial statements reflect the operations of NeuroOne for all periods presented prior to the date of Acquisition. NeuroOne was formed on October 7, 2016. The accompanying consolidated financial statements subsequent to the Acquisition include those of the Company, as well as those of its wholly owned subsidiary NeuroOne.

Subsequent to the Acquisition, the Company’s operating activities became the same as those of NeuroOne, an early-stage medical technology company developing comprehensive neuromodulation cEEG and sEEG monitoring, ablation, and brain stimulation solutions to diagnose and treat patients with epilepsy, Parkinson’s disease, essential tremors, and other brain related disorders.

To date, the Company has recorded no product sales and has a limited expense history. The Company is currently raising capital to fund the development of its proprietary technology and is seeking regulatory clearances required to initiate commercial activities.

The Company is based in Minnetonka, Minnesota effective December 1, 2018. The Company was previously based in Eden Prairie, Minnesota.

Acquisition of NeuroOne, Inc.

The Acquisition was consummated on July 20, 2017 (the “Closing”) and, pursuant to the terms of the merger agreement, (i) all outstanding shares of common stock of NeuroOne, par value $0.0001 per share (the “NeuroOne Shares”), were exchanged for shares of the Company’s common stock, par value $0.001 per share (the “Company Shares”), based on the exchange ratio of 17.0103706 Company Shares for every one NeuroOne Share (the “Exchange Ratio”), resulting in the Company issuing, on July 20, 2017, an aggregate of 6,291,994 Company Shares for all of the then-outstanding NeuroOne Shares, (ii) all outstanding options of NeuroOne were replaced with options to purchase Company Shares based on the Exchange Ratio, with corresponding adjustments to their respective exercise prices, pursuant to which the Company reserved 992,265 Company Shares for issuance upon the exercise of options, (iii) all warrants of NeuroOne were replaced with warrants to purchase Company Shares and (iv) the Company assumed the outstanding convertible promissory notes of NeuroOne. NeuroOne options had been issued pursuant to the NeuroOne 2016 Equity Incentive Plan. Pursuant to the merger agreement, the Company assumed the NeuroOne 2016 Equity Incentive Plan upon the Closing.

Pursuant to the Acquisition, the Company acquired 100% of NeuroOne Shares in exchange for the issuance of Company Shares and NeuroOne became the Company’s wholly-owned subsidiary. Also at the Closing, Mr. Samad (the majority owner of the Company prior to the Acquisition) tendered for cancellation 3,500,000 Company Shares held by him as part of the conditions to Closing.

All issued and outstanding common stock share amounts, options for common stock and per share amounts contained in the consolidated financial statements were retroactively adjusted to reflect the Exchange Ratio for all periods presented.

NOTE 2 - Going Concern

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $10,457,710 as of September 30, 2018. In the event the Company is unable to complete an equity round of financing resulting in more than $3 million in gross proceeds by December 31, 2018, the 2017 Convertible Notes and accrued interest thereon will become due. The Company does not have adequate liquidity to fund the repayment of the 2017 Convertible Notes if they become due on December 31, 2018 or to fund its operations throughout fiscal 2019 without raising additional funds. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this condition. If the Company is not able to raise additional working capital, it will have a material adverse effect on the operations of the Company and the development of its technology.

Through September 30, 2018, since inception, the Company has completed unsecured loan financings for gross proceeds of $283,000, a $253,000 short-term promissory note financing (which notes were amended and restated to become convertible promissory notes as described below), a $1,625,120 convertible promissory note financing and a second $1,540,000 convertible note promissory financing. In addition, the Company entered into a private placement transaction in July 2018 whereby $1,113,000 in gross proceeds were raised out of a planned $10.0 million maximum subscription amount (assuming the over-allotment option is not exercised) through September 30, 2018. The Company does not have adequate liquidity to fund its operations throughout fiscal 2019 without raising additional funds. Management intends to seek additional debt and/or equity financing to fund operations. However, if the Company is unable to raise additional funds, or the Company’s anticipated operating results are not achieved, management believes planned expenditures may need to be reduced in order to extend the time period that existing resources can fund the Company’s operations. If management is unable to obtain the necessary capital, it may have to cease operations.

NOTE 3 - Summary of Significant Accounting Policies

Basis of Presentation and Change in Fiscal Year

The accompanying consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America, In September 2018, the Board of Directors of the Company, pursuant to the bylaws and based upon the recommendation of its Audit Committee, approved a change in the Company’s fiscal year end from December 31 to September 30. The Company’s fiscal year now begins on October 1 and ends on September 30 of each year, starting on October 1, 2018. The required transition period of January 1, 2018 to September 30, 2018 is included in the consolidated financial statements. For comparative purposes, the unaudited consolidated statements of operations and consolidated statements of cash flows for the nine months ended September 30, 2017 are also presented.

Management’s Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company’s cash is held by one financial institution in the United States. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution. As of September 30, 2018, the Company did not have any deposits in excess of federally insured amounts.

Common Stock Valuation

Due to the limited market liquidity for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”), to estimate the fair value of its common stock. The valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, and the likelihood of achieving a liquidity event, such as an offering or sale. Significant changes to the key assumptions used in the valuations may result in different fair values of common stock at each valuation date. Following is a summary of underlying assumptions used:

Prior to the Acquisition

Prior to the Acquisition on July 20, 2017, NeuroOne was a private company with no active public market for its common stock. Therefore, at the time, NeuroOne determined the fair value of its common stock using a contemporaneous valuation performed in accordance with the Practice Aid. Within this contemporaneous valuation performed by NeuroOne included the following significant factors:

●	recent securities transactions;

●	stage of development and business strategy;

●	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company;

●	financial condition and operating results, including our projected results; and

●	financial condition and operating results of comparable publicly owned companies

The fair value of NeuroOne’s common stock prior to the Acquisition was determined during a period when there was limited data with regard to value indication other than convertible notes issued between November 2016 and June 2017. At the time, such convertible notes contained a $1.80 conversion cap, which was treated as an estimated price of preferred stock into which the notes would convert. A transaction backsolve was performed that equated the $1.5 million investment in the convertible notes with the resulting equity allocation to the hypothetical converted shares and warrants expected to be issued upon conversion. The resulting equity value was then used to infer the value of common stock within the same option-pricing framework. This scenario implicitly assumed 100% likelihood of a stock financing. In order to account for the possibility of dissolution, the transaction backsolve was used along with a dissolution scenario within a hybrid Probability Weighted Expected Return Method (“PWERM”). The scenarios were weighted 50/50, and a Discount For Lack of Marketability (“DLOM”) applied, to determine the valuation conclusion.

Following the Acquisition

For valuations following the Acquisition, including the valuation of common stock on December 31, 2017, the Company estimated our enterprise value on a continuing operations basis, using the market approach, with certain adjustments relating to the thinly traded status of the Company. The traded price of the Company was deemed not to be an entirely reliable indication of fair market value given the lack of trading liquidity. Therefore, in addition to applying partial weighting to the traded price, the Company relied on forward revenue multiples from guideline public companies (“GPC”) for calendar year 2019 and 2020. The resulting equity value from the GPC method was allocated to common stock using the option pricing method, and a DLOM was applied. Based on the above methodology and weightings, the Company derived a valuation conclusion of $2.30 and $2.52 per share as of September 30, 2018 and December 31, 2017, respectively.

The significant factors contributing to the increase in the fair value the Company’s common stock following the Acquisition included the following:

●	The successful completion of the reverse merger;

●	Access to new capital as a public company;

●	Improved revenue projections;

●	Improved general economic conditions;

●	Additional issuance of convertible notes; and

●	Important developments relating to achievement of our business objectives

The fair value the Company’s common stock is used as an input into the fair value determination of the warrants, stock option or other equity awards that the Company has issued or are outstanding liabilities at the reporting date.

Fair Value of Financial Instruments

The Company’s accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adheres to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of September 30, 2018 and December 31, 2017, the fair values of cash, accounts payable, accrued expenses and the unsecured loans approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the short-term and convertible promissory notes of the Company was based on amortized cost which was deemed to approximate fair value. The fair value of the warrant liability and the premium conversion derivatives associated with the convertible promissory notes of the Company were based on both the estimated fair value of our common stock of $2.30 and $2.52 as of September 30, 2018 and December 31, 2017, respectively, and cash flow models discounted at current implied market rates evidenced in recent arms-length transactions representing expected returns by market participants for similar instruments and are based on Level 3 inputs. There were no transfers between fair value hierarchy levels during the nine month transition period ended September 30, 2018 or for the year ended December 31, 2017.

The fair value of financial instruments measured on a recurring basis is as follows:

	As of September 30, 2018
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant liability	$817,155	$—	$—	$817,155
Premium conversion derivatives	308,395	—	—	308,395
Total liabilities at fair value	$1,125,550	$—	$—	$1,125,550

	As of December 31, 2017
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant liability	$1,381,465	$—	$—	$1,381,465
Premium conversion derivatives	462,174	—	—	462,174
Total liabilities at fair value	$1,843,639	$—	$—	$1,843,639

The following table provides a roll-forward of the warrant liability and premium debt conversion derivatives measured at fair value on a recurring basis using unobservable level 3 inputs for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017:

	2018	2017
Warrant liability
Balance as of beginning of period	$1,381,465	$345,960
Value assigned to warrants in connection with convertible promissory and short-term notes	579,873	777,490
Reclassification to equity	(1,179,418)	—
Change in fair value of warrant liability	35,235	258,015
Balance as of end of period	$817,155	$1,381,465

	2018	2017
Premium debt conversion derivatives
Balance as of beginning of period	$462,174	$137,650
Value assigned to the underlying derivatives in connection with convertible promissory and short-term notes	218,052	342,486
Change in fair value of premium debt conversion derivatives	(371,831)	(17,962)
Balance as of end of period	$308,395	$462,174

Intellectual Property

The Company has entered into two licensing agreements with major research institutions, which allows for access to certain patented technology and know-how. Payments under those agreements are capitalized and amortized to general and administrative expense over the expected useful life of the acquired technology.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consists entirely of licensed intellectual property for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company assesses the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. Through September 30, 2018, no milestones triggering possible impairment of the Company’s long-lived assets have occurred.

Debt Issuance Costs

Debt issuance costs are recorded as a reduction of the convertible promissory notes and short-term notes when applicable. Amortization of debt issuance costs is calculated using the straight-line method over the term of the convertible promissory notes, which approximates the effective interest method, and is recorded in interest expense in the accompanying consolidated statements of operations.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development expenses may comprise of costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and pre-clinical materials as well as other contracted services, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, Research and Development.

Warrant Liability

The Company issued warrants to purchase equity securities in connection with the issuance of convertible promissory notes (See Note 7– Short-Term Promissory Notes and Unsecured Loans and Note 8 – Convertible Promissory Notes and Warrant Agreements). The Company accounts for these warrants as a liability at fair value when the number of shares is not fixed and determinable in cases where warrant pricing protections in future equity financings are not available to other common stockholders. Additionally, issuance costs associated with the warrant liability are expensed as incurred and reflected as interest expense in the accompanying consolidated statements of operations. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants for any period when pricing protections in future equity financings remain in place, or until such time, if any, as the number of shares to be exercised becomes fixed, at which point the warrants will be classified in stockholders’ (deficit) equity provided that there are sufficient authorized and unissued shares of common stock to settle the warrants and redeem any other contracts that may require settlement in shares of common stock. Any future change in fair value of the warrant liability, when outstanding, is recognized in the consolidated statements of operations.

Premium Debt Conversion Derivatives

The Company evaluates all conversion and redemption features contained in a debt instrument to determine if there are any embedded derivatives that require separation from the host debt instrument. An embedded derivative that requires separation is bifurcated from its host debt instrument and a corresponding discount to the host debt instrument is recorded. The discount is amortized and recorded to interest expense over the term of the host debt instrument using the straight-line method which approximates the effective interest method. The separated embedded derivatives are accounted for separately on a fair value basis. The Company records the fair value changes of separated embedded derivatives at each reporting period in the consolidated statements of operations (See Note 7– Short-Term Promissory Notes and Unsecured Loans and Note 8 – Convertible Promissory Notes and Warrant Agreements). The Company determined that the redemption features under the convertible promissory notes qualified as embedded derivatives and therefore separated from the debt host with regard to the convertible promissory notes.

Income Taxes

For the Company, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion of all of the deferred tax asset will not be realized.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law making significant changes to the U.S. tax code. Changes affecting the Company’s consolidated financial statements include, but are not limited to, a U.S federal corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017. The Company has adjusted the disclosure amounts related to deferred tax assets and the valuation allowance recorded to reflect the new federal corporate tax rates.

Net Loss Per Share

For the Company, basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings or loss per share of common stock is computed similarly to basic earnings or loss per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. The Company’s convertible promissory notes, warrants and stock options are considered common stock equivalents for this purpose. Diluted earnings is computed utilizing the treasury method for the warrants and stock options. Diluted earnings with respect to the convertible promissory notes utilizing the if-converted method was not applicable during the nine month transition period ended September 30, 2018 or for the year ended December 31, 2017 as no conditions required for conversion had occurred during these periods. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017.

The following potential common shares were not considered in the computation of diluted net loss per share as their effect would have been anti-dilutive for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017:

	2018		2017
Warrants	2,927,572	(1)	189,750	(1)
Stock options	368,216		365,716

(1)	There are additional potential warrants to be included which will be known, if and when a qualified financing event greater than $3 million occurs in the future related to the 2017 Convertible Notes.

Recent Accounting Pronouncements

In May 2017, the FASB issued Accounting Standards Update (ASU) 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting (ASU 2016-09), which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This pronouncement is effective for annual reporting periods beginning after December 15, 2017. The Company has adopted this standard for the nine month transition period ended September 30, 2018. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity and Derivatives and Hedging, which changes the accounting and earnings per share for certain instruments with down round features. The amendments in this ASU should be applied using a cumulative-effect adjustment as of the beginning of the fiscal year or retrospective adjustment to each period presented and is effective for annual periods beginning after December 15, 2018 for public business entities, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the requirements of this new guidance and has not yet determined its impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should generally apply the requirements of Topic 718 to nonemployee awards except in circumstances where there is specific guidance on inputs to an option pricing model and the attribution of cost. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers (ASC 606). This guidance is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted, but no earlier than an entity’s adoption date of ASC 606. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The new guidance modifies the disclosure requirements in Topic 820 as follows:

●	Removals: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements.

●	Modifications: for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

●	Additions: the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

This guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should all be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the impact of the new guidance on its financial statements.

NOTE 4 - Commitments and Contingencies

WARF License Agreement

On October 1, 2014, NeuroOne LLC (the “LLC”), NeuroOne’s predecessor which was merged with and into NeuroOne on October 27, 2016 (the “Merger”), entered into an exclusive start-up company license agreement with the Wisconsin Alumni Research Foundation (“WARF”) for WARF’s neural probe array and thin film micro electrode technology (the “2014 WARF Agreement”). The license agreement required the LLC to make $110,000 in milestone payments depending on achievement of certain development and approval milestones or within twelve months of signing the 2014 WARF Agreement. Additionally, if the LLC was successful in obtaining regulatory approval, the LLC was to pay royalties to WARF on a percentage of net sales of products of the licensed technology. Under the terms of the 2014 WARF Agreement, amounts that remained unpaid more than 30 days after they were due, accrued interest at 1 percent per month. Milestone payments due in 2015 were not made to WARF. From October 27, 2016 until the 2014 WARF Agreement was amended as described below, the LLC was in default under the 2014 WARF Agreement. In addition, the LLC was not able to transfer the rights and obligations under the 2014 WARF Agreement to NeuroOne at the time of the Merger without the consent of WARF, which was received when the 2014 WARF Agreement was amended in February 2017 as described below. In connection with the Merger and in accordance with ASC 805-50, NeuroOne estimated the fair value of consideration payable to WARF and recorded an intangible asset of $120,000 with a corresponding accrued expense.

This agreement was subsequently amended in February 2017 (as so amended, the “2017 WARF Agreement”) whereby WARF consented to the transfer of the rights and obligations under the license agreement from the LLC to NeuroOne (which are now the Company’s rights and obligations, following the Acquisition). In the 2017 WARF Agreement, the Company agreed to pay WARF $55,000 (representing a license fee) upon the earliest to occur of the date the Company cumulatively raises at least $3 million in financing, the date of a change of control, or the Company’s revenue reaching a specified threshold amount. The Company met the milestone payment requirement with regard to the $55,000 license fee which was paid in April 2018. In addition, the Company agreed to pay $65,000 (representing reimbursement for costs incurred by WARF in maintaining the licensed patents) upon the earliest to occur of the date the Company cumulatively raises at least $5 million in financing, the date of a change of control, or the Company’s revenue reaching a specified threshold amount. As of September 30, 2018, the Company has not met the requirements for the $65,000 milestone payment and this amount remains in accrued expenses.

The Company is also obligated to pay royalties to WARF based on a percentage of net sales of products of licensed technology with minimum royalties of $50,000 and $100,000 for calendar years 2019 and 2020, respectively, and $150,000 per year beginning in 2021 through the duration of the 2017 WARF Agreement. Subject to earlier termination, the WARF License otherwise expires by its terms on the date that no valid claims on the patents licensed thereunder remain. The Company expects the latest expiration of a licensed patent to occur in 2030. The 2017 WARF Agreement is also subject to certain cancellation provisions with 90 days’ notice should the Company elect not to continue to use the licensed technology.

The Company has agreed to diligently develop, manufacture, market and sell products under the WARF License in the United States during the term of the agreement and, specifically, that the Company would submit a business plan to WARF by February 1, 2018, which the Company submitted on January 18, 2018, and file an application for 510(k) marketing clearance with the FDA by February 1, 2019. WARF may terminate the 2017 WARF Agreement in the event that the Company fails to meet these milestones on 30 days’ written notice, if the Company defaults on the payments of amounts due to WARF or fails to timely submit development reports, actively pursue the development plan or breaches any other covenant in the 2017 WARF Agreement and fails to remedy such default in 90 days or in the event of certain bankruptcy events involving the Company. WARF may also terminate this license (i) on 90 days’ notice if the Company fails to have commercial sales of one or more FDA-approved products under the 2017 WARF Agreement by March 31, 2019 or (ii) if, after royalties earned on sales begin to be paid, such earned royalties cease for more than four calendar quarters.

Mayo Agreement

On October 3, 2014, the LLC entered into an exclusive license and development agreement with the Mayo Foundation for Medical Education and Research (“Mayo”) related to certain intellectual property and development services for thin film micro electrode technology (“2014 Mayo Agreement”). The LLC was to make milestone payments depending on achievement of certain development and approval milestones and sales targets, none of which were met as of December 31, 2015. Additionally, if the LLC was successful in obtaining regulatory approval, the LLC was to pay royalties to Mayo based on a percentage of net sales of products of the licensed technology through the term of the 2014 Mayo Agreement, set to expire May 25, 2037. Also, the LLC was obligated to issue common stock to Mayo if certain events occurred. Upon the LLC’s merger with NeuroOne on October 27, 2016, the rights under the 2014 Mayo Agreement transferred to NeuroOne, and certain milestones were attained. Therefore, NeuroOne recorded liabilities of $300 related to shares of common stock expected to be issued to Mayo and $91,709 for the intellectual property to be paid in cash. Under the terms of the 2014 Mayo Agreement, amounts that remained unpaid accrued interest at 2 percent above the prime rate. Milestone payments due in 2016 were not made to Mayo. As such, prior to the amendment of the 2014 Mayo Agreement in May 2017, NeuroOne was in default under the 2014 Mayo Agreement. Mayo and NeuroOne amended and restated the 2014 Mayo Agreement in May 2017 (as so amended and restated, the “2017 Mayo Agreement”). Pursuant to the 2017 Mayo Agreement, NeuroOne issued 859,976 shares of common stock (as converted based on the Exchange Ratio) to Mayo to settle the amount of common stock NeuroOne was previously obligated to issue under the 2014 Mayo Agreement and as provided by the terms of the 2017 Mayo Agreement. NeuroOne recorded an additional $23,115 to intangible assets related to the fair value of the 2017 stock issuance to Mayo. As a part of the 2017 Mayo Agreement, as amended in November 2017, the $91,709 milestone payment was paid in December 2017.

Legal

From time to time, the Company is subject to litigation and claims arising in the ordinary course of business. In May 2017, NeuroOne received a letter from PMT, the former employer of Mark Christianson and Wade Fredrickson. PMT claimed that these officers had breached their restrictive covenant obligations with PMT by virtue of their work for NeuroOne and such officer’s prior work during employment with the prior employer, that these officers had breached their confidentiality and non-disclosure obligations to PMT and federal and state law by misappropriating confidential and trade secret information, and that the Company is responsible for tortious interference with the contracts. The letter demanded that Mr. Fredrickson (who resigned from the Company in June 2017), Mr. Christianson and NeuroOne cease and desist all competitive activities, that Mr. Fredrickson step down from his position and that Mr. Christianson and NeuroOne provide the former employer access to NeuroOne’s systems to demonstrate that it is not using trade secrets or proprietary information nor competing with the former employer.

On March 29, 2018, the Company was served with a complaint filed by PMT adding the Company, NeuroOne and Mr. Christianson to its existing lawsuit against Mr. Fredrickson. In the lawsuit, PMT claims that Mr. Fredrickson and Mr. Christianson breached their non-competition, non-solicitation and non-disclosure obligations, breached their fiduciary duty obligations, were unjustly enriched, engaged in unfair competition, engaged in a civil conspiracy, tortiously interfered with PMT’s contracts and prospective economic advantage, and breached a covenant of good faith and fair dealing. Against Mr. Fredrickson, PMT also alleges that he intentionally or negligently spoliated evidence, made negligent or fraudulent misrepresentations, misappropriated trade secrets in violation of Minnesota law, and committed the tort of conversion and statutory civil theft. Against the Company and NeuroOne, PMT alleges that the Company and NeuroOne were unjustly enriched and engaged in unfair competition. PMT asked the Court to impose a constructive trust over the shares held by Mr. Fredrickson and Mr. Christianson and to award compensatory damages, equitable relief, punitive damages, attorneys’ fees, costs and interest. The Company, NeuroOne and Mr. Christianson (who has not worked for PMT since 2012) intend to defend themselves vigorously.

On April 18, 2018, Mr. Christianson, the Company and NeuroOne, Inc. filed a motion for dismissal, which was heard by the Court on October 11, 2018. The Company expects a ruling on the motion within 90 days of that date. The motion for dismissal states that: the contract claims against Mr. Christianson fail because his agreement was not supported by consideration; the Minnesota Uniform Trade Secrets Act preempts plaintiff’s claims for unfair competition, civil conspiracy and unjust enrichment; plaintiff fails to state a claim regarding alleged breach of the duties of loyalty and good faith/fair dealing; plaintiff cannot legally obtain a constructive trust; plaintiff has insufficiently pled its tortious interference claims; and Plaintiff has not stated a claim for unfair competition.

The outcome and potential loss related to this matter is unknown as of September 30, 2018 and as of the issuance of these financial statements.

NOTE 5 - Intangibles

Intangible assets rollforward is as follows:

	Useful Life
Net Intangibles, December 31, 2016	12-13 years	$180,890
License agreement amendment		53,115
Less: amortization		(17,633)
Net Intangibles, December 31, 2017		216,372
Less: amortization		(16,291)
Net Intangibles, September 30, 2018		$200,081

The Company anticipates amortization expense of approximately $21,000 per year for fiscal year 2019 through 2023 based upon the two current license agreements.

NOTE 6 - Accrued Expenses

Accrued expenses consisted of the following at September 30, 2018 and December 31, 2017:

	2018	2017
Accrued license fees	$65,000	$120,000
Legal costs	833,470	553,037
Accrued issuance costs	204,000	28,083
Accrued payroll	276,639	223,195
Advances	—	50,000
Other	211,913	47,302
	$1,591,022	$1,021,617

NOTE 7 - Short-Term Promissory Notes and Unsecured Loans

	As of September 30, 2018	As of December 31, 2017
Short-term promissory notes	$—	$253,000
Unsecured loans	$283,000	$—

Short-Term Promissory Notes

The Company issued short-term unsecured and interest-free promissory notes (the “Short-Term Notes”) for aggregate gross proceeds of $253,000 in August 2017 which included free standing equity warrants. The Short-Term Notes were subsequently amended in November 2017 and March 2018 to become convertible, extend the maturity date and include additional warrant coverage, new interest payment provisions and new conversion features described more fully below. Effective July 2, 2018, the Company entered into debt conversion agreements (the “Short-Term Note Conversion Agreements”) with each Short-Term Note subscriber to (i) convert the outstanding principal and accrued and unpaid interest (the “Outstanding Balance”) under the Short-Term Notes into shares of the Company’s common stock based on the Outstanding Balance divided by $1.80 per share (the “Short-Term Note Conversion Shares”); (ii) cancel and extinguish the Short-Term Notes; and (iii) amend and restate the Replacement Warrants and Additional Warrants, as described more fully below, to make them immediately exercisable upon the conversion, at a per share exercise price equal to $1.80 per share. As consideration for the early conversion of the Short-Term Notes, the Company issued each subscriber a new warrant (the “Short-Term Note Payment Warrants”), exercisable for up to the number of shares of common stock equal to the number of Short-Term Note Conversion Shares received by such subscriber; at a per share exercise price of $1.80 per share. The Short-Term Note Payment Warrants became exercisable commencing on July 2, 2018, and expire on November 21, 2021.

Pursuant to the Short-Term Note Conversion Agreements, $259,297 of the outstanding principal and interest of the Short-Term Notes was converted into 144,053 shares of common stock with an additional 477,856 shares issuable upon exercise of the Replacement Warrants, Additional Warrants and Short-Term Payment Warrants. The conversion of the Short Term Notes was accounted for as an extinguishment. The difference in the carrying value of the Short-Term Notes coupled with the fair value of the underlying Replacement Warrants and Additional Warrants on the date of extinguishment relative to the higher fair value of the underlying common stock and collective Replacement Warrants, Additional Warrants and new Short-Term Payment Warrants issued was $148,787. The $148,787 differential was recorded as a loss on note extinguishments in the accompanying consolidated statements of operations during the nine month transition period ended September 30, 2018.

The Replacement Warrants, Additional Warrants and Short-Term Note Payment Warrants were deemed to be free-standing equity instruments upon execution of the July 2, 2018 Short-Term Note Conversion Agreements. All of the warrant terms became fixed and have identical provisions. Due to the previously granted warrants now having fixed terms, the warrant liability value of $148,053 was reclassified to equity. The warrants associated with the Short-Term Notes became immediately exercisable on July 2, 2018 and expire November 21, 2021. The Black-Scholes model was used to determine the July 2, 2018 fair value of the warrants associated with the Short-Term Warrants. Input assumptions used were as follows: a risk-free interest rate of 2.65 percent; expected volatility of 49.8% percent; expected life of 3.39 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

Activity Prior to the July 2, 2018 Cancellation, Extinguishment and Conversion of the Short-Term Notes

In August 2017, the Company’s Board of Directors (the “Board”) authorized, and the Company issued the Short-Term Notes for aggregate gross proceeds of $253,000 prior to issuance costs of $3,030 which were discounted from the Short-Term Notes and were amortized ratably to interest expense over the original term of the Short-Term Notes up though November 2017. For the year ended December 31, 2017, discount amortization charged to interest expense related to the issuance costs was $1,748 through the November 30, 2017 amendment date as discussed further below.

On November 30, 2017, the Short-Term Notes were amended to extend the maturity date from February 18, 2018 to July 31, 2018 and to increase warrant coverage to 189,750 common stock purchase warrants (as amended, the “Original Warrants”). The Original Warrants had a term of 5 years and an exercise price of $1.80 and would have been immediately exercisable upon maturity of the Short-Term Notes prior to the November 30, 2017 amendment.

The November 30, 2017 amendment resulted in a substantial modification to the Short-Term Notes and was accounted for under the provisions of extinguishment accounting. A loss on note extinguishments in the accompanying statements of operations for the year ended December 31, 2017 was recorded in the amount of $144,577, which represented the difference between the face value of the Short-Term Notes over the combined carrying values of the Short-Term Notes and warrants on the date of the amendment. The fair value increase of the Short-Term Notes and the warrants as amended over its adjusted carrying value at the time of the amendment was $117,280 which was recorded as additional paid-in capital.

Prior to the November 30, 2017 amendment, the holders were to receive 126,500 common stock purchase warrants upon maturity. A portion of the proceeds from the Short-Term Notes upon issuance was allocated to the original warrants based on their relative fair value to the underlying Short-Term Notes in the amount of $61,496 and was recorded in additional paid-in capital in the accompanying consolidated balance sheets and was discounted from the Short-Term Notes and was being amortized to interest expense ratably over the term of the Short-Term Notes which amounted to $35,479 during the year ended December 31, 2017. The fair value of the warrants was based on the Black-Scholes method with the following assumptions: a risk-free interest rate of 2.1 percent; expected volatility of 47.8 percent; expected life of 5.7 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

The Short-Term Notes were subsequently amended and restated on March 12, 2018 (the “Amended and Restated Short-Term Notes”). The Amended and Restated Short-Term Notes became convertible promissory notes that had interest assessed at a fixed rate of 8% per annum and would have required the Company to repay the principal and accrued and unpaid interest thereon on the maturity date of July 31, 2018 (the “Short-Term Note Maturity Date”). Pursuant to the terms of each Amended and Restated Short-Term Note and a consent signed by the Company and each holder, the Original Warrants under the Short-Term Notes were modified whereby each subscriber received a replacement warrant (the “Replacement Warrants”) upon the issuance of the Amended and Restated Short-Term Note, in lieu of the Original Warrant. In addition, each holder was issued an additional warrant (the “Additional Warrants”).

Replacement Warrants

Each Replacement Warrant issued on March 12, 2018 granted the holder the option to purchase up to the number of shares of capital stock of the Company equal to the New Round Stock issued or issuable upon the conversion of the Amended and Restated Short-Term Note held by such holder at a per share exercise price equal to either (i) the actual per share price of New Round Stock if the Amended and Restated Short-Term Notes converted in connection with a Short-Term Note Qualified Financing or (ii) the price at which the Amended and Restated Short-Term Notes converted in connection with a change of control transaction. The Replacement Warrants were exercisable commencing on the Conversion Date and would have expired on November 21, 2021. The exercise price and number of the shares issuable upon exercising the Replacement Warrants were subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described therein.

The Replacement Warrants were deemed to be free-standing instruments and were accounted for as a liability given the variable number of shares issuable in connection with a possible change of control conversion event. The Company recorded an initial liability of $137,722 upon issuance with an offset to extinguishment loss described further below. The fair value changes of the warrant liability associated with the Amended and Restated Short-Term Notes were recorded at each reporting date in the consolidated statements of operations which amounted to an expense of $10,330 for the nine month transition period ended September 30, 2018. A Monte Carlo simulation model was used to estimate the aggregate fair value of the Replacement Warrants immediately prior to the July 2, 2018 Short-Term Note Conversion Agreement amendment. Input assumptions used were as follows: a risk-free interest rate of 2.65 percent; expected volatility of 50 percent; expected life of 3.39 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

Additional Warrants

Each Additional Warrant issued on March 12, 2018 granted the holder the option to purchase up to the number of shares of capital stock of the Company equal to the product obtained by multiplying (i) the outstanding principal amount of the Amended and Restated Short-Term Note held by such holder and (ii) 0.75; at a per share exercise price of $1.80. The Additional Warrants were exercisable commencing on the Conversion Date and would have expired on November 21, 2021. The exercise price and number of the shares issuable upon exercising the Additional Warrants were subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described therein.

The Additional Warrants were deemed to be free-standing instruments and were accounted for as equity as there were no variable terms. 189,750 shares of common stock were issuable upon exercise of the Additional Warrants as of the March 12, 2018 amendment date with terms that largely paralleled the provisions of the Original Warrants except that the Additional Warrants were exercisable on the Conversion Date as opposed to the Short-Term Note Maturity Date and the expiration date was moved up to November 21, 2021 from July 31, 2023. The fair value differential between the Original Warrants and the Additional Warrants was a reduction of $22,624. The fair value change was recorded as a reduction to additional paid-in capital in the accompanying condensed balance sheets and was included as part of the extinguishment loss discussed further below.

Premium Conversion Derivative

Upon the March 2018 amendment, the Amended and Restated Short-Term Notes contained a 125% conversion premium in the event that a Short Term Note Qualified Financing occurred at a price under $2.25 per share. The Company determined that the redemption feature under the Short-Term Notes qualified as an embedded derivative and was reflected as a liability in the amount of $49,668 at the time of the March 12, 2018 amendment with a corresponding offset to extinguishment loss which is described further below. Subsequent to the amendment, the embedded derivative was accounted for separately on a fair market value basis. The Company recorded the fair value changes of the premium debt conversion derivative associated with the Short-Term Notes in the consolidated statements of operations for a benefit of $(49,668) for the nine month transition period ended September 30, 2018.

Other

The March 2018 amendment resulted in a substantial modification to the Short-Term Notes whereby additional conversion features and warrant coverage were added. The Company recorded the Short-Term Note amendment under the provisions of extinguishment accounting. A loss on note extinguishments in the accompanying consolidated statements of operations for the nine month transition period ended September 30, 2018 was recorded in the amount of $186,220, which represented the difference between the carrying value of the Short-Term Notes and Original Warrants over the combined fair values of the Short-Term Notes, premium conversion derivative, Replacement Warrant and Additional Warrants on the date of the amendment. The fair value decrease of the Short-Term Notes (inclusive of principal and interest, non-bifurcated embedded conversion feature and the Additional Warrants) relative to its adjusted carrying value at the time of the amendment was $1,170 which was recorded as a reduction to additional paid-in capital on the accompanying consolidated balance sheets.

Unsecured Loans

In May 17, 2018, the Company received cash proceeds of $168,000 from unsecured loans, represented by two promissory notes from existing stockholders of the Company. The loans are interest free and require that the Company repay the principal in full on the earlier to occur of (i) May 17, 2019 or (ii) the closing of an equity round of financing of the Company that raises more than $5 million in gross proceeds. The loans include customary events of default provisions.

On March 20, 2018, the Company received cash proceeds from an unsecured loan, represented by a promissory note, for $115,000 from an existing stockholder. The loan is interest free and requires that the Company repay the principal in full on the earlier to occur of (i) March 20, 2019 or (ii) the closing of an equity round of financing of the Company that raises more than $3 million in gross proceeds. The loan includes customary events of default provisions.

NOTE 8 - Convertible Promissory Notes and Warrant Agreements

	As of September 30, 2018	As of December 31, 2017
2016 convertible promissory notes, net of discounts	$—	$1,543,652
2017 convertible promissory notes, net of discounts	1,306,776	504,465
Accrued interest	87,028	120,223
Total	$1,393,804	$2,168,340

2016 Convertible Promissory Notes

From November 2016 to June 2017, the Company issued convertible promissory notes (the “Convertible Notes”) and common stock purchase warrants (the “Warrants”) in an aggregate principal amount of $1,625,120 and entered into subscription agreements with subscribers (the “2016 Private Placement”). Effective July 2, 2018, however, the Company entered into debt conversion agreements (the “2016 Note Conversion Agreements”) with each Convertible Note subscriber to (i) convert the Outstanding Balance under the Convertible Notes into shares of the Company’s common stock based on the Outstanding Balance divided by $1.80 per share (the “2016 Note Conversion Shares”); (ii) cancel and extinguish the Convertible Notes; and (iii) amend and restate the Warrants as defined below to make them immediately exercisable upon the conversion, at a per share exercise price equal to $1.80 per share. As consideration for the early conversion of the Convertible Notes, the Company issued each subscriber an additional new warrant (the “2016 Note Payment Warrants”), exercisable for up to the number of shares of common stock equal to the number of 2016 Note Conversion Shares received by such subscriber; at a per share exercise price of $1.80 per share. The 2016 Note Payment Warrants became exercisable commencing on July 2, 2018 and expire on November 21, 2021.

Pursuant to the 2016 Note Conversion Agreements, $1,804,064 of the outstanding principal and interest of the 2016 Convertible Promissory Notes was converted into 1,002,258 shares of common stock and an additional 2,004,516 shares of common stock became issuable upon exercise of the Warrants and 2016 Note Payment Warrants. The conversion of the Convertible Notes was accounted for as an extinguishment. The difference in the carrying value of the Convertible Notes coupled with the fair value of the underlying Warrants upon conversion relative to the higher fair value of the underlying common stock and collective Warrants and new 2016 Note Payment Warrants issued was $979,480. The $979,480 differential total, inclusive of the unamortized discount remaining on the Convertible Notes of $11,143 as of July 2, 2018, was recorded as a loss on note extinguishments in the accompanying consolidated statement of operations during the nine month transition period ended September 30, 2018.

The Warrants and 2016 Note Payment Warrants were deemed to be free-standing equity instruments upon execution of the 2016 Note Conversion Agreements. All of the warrant terms became fixed and the terms were identical. Due to the previously granted warrants now having fixed terms, the adjusted warrant liability value of $1,031,366 was reclassified to equity. The warrants associated with the Convertible Notes became immediately exercisable on July 2, 2018 and expire November 21, 2021. The Black-Scholes model was used to determine the July 2, 2018 fair value of the warrants associated with the Convertible Notes. Input assumptions used were as follows: a risk-free interest rate of 2.65 percent; expected volatility of 49.8% percent; expected life of 3.39 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

Activity Prior to the July 2, 2018 Cancellation, Extinguishment and Conversion of the Convertible Notes

The Company amended the Convertible Notes in December 2016 and November 2017 and the Warrants in June 2017 and November 2017 to, among other things, change the terms of the underlying Warrants that include the removal of down-round pricing protection provisions as described more fully below.

The Convertible Notes were unsecured. The Convertible Notes accrued interest at a fixed rate of 8 percent per annum and required the Company to repay the principal and accrued and unpaid interest thereon at the earlier of July 31, 2018 or the consummation of the next equity or equity-linked round of financing resulting in more than $3.0 million in gross proceeds (a “Qualified Financing”). If a Qualified Financing had occurred before July 31, 2018, the outstanding principal and accrued and unpaid interest on the Convertible Notes would have automatically converted into the securities issued by the Company in such financing based on the greater number of securities resulting from either the outstanding principal and accrued interest on the Convertible Notes divided by $1.80, or the outstanding principal and accrued interest on the Convertible Notes multiplied by 1.25, divided by the price paid per security in the Qualified Financing. If the Company failed to complete a Qualified Financing by July 31, 2018, the Convertible Notes would have been immediately due and payable on such date.

If a change of control transaction or initial public offering occurred prior to a Qualified Financing, the Convertible Notes would have, at the election of the holders of a majority of the outstanding principal of the Convertible Notes, either been payable on demand as of the closing date of such transaction, or been convertible into shares of common stock immediately prior to such transaction at a price per share equal to the lesser of the per share value as determined by the Board as if in connection with the granting of stock-based compensation, or in a private sale to a third party in an arms-length transaction, or at the per share consideration to be paid in such transaction. Change of control means a merger or consolidation with another entity in which the Company’s stockholders do not own more than 50 percent of the outstanding voting power of the surviving entity or the disposition of all or substantially all of the assets of the Company.

Prior to the June 2017 amendment, the Warrants granted holders the option to purchase either (i) if exercised after conversion of the Convertible Notes, the number of shares equal to the number of shares received by the holders upon the conversion of the Convertible Notes, or (ii) if exercised prior to conversion of the Convertible Notes, the number of shares of common stock equal to the outstanding principal and accrued interest on the Convertible Notes held by such warrant holder divided by $1.80. The Warrants were immediately exercisable on the date of issuance and would have expired on November 21, 2021. In June 2017, however, the Company amended the terms of the Warrants under the Convertible Notes to be exercisable only in the event of conversion of the outstanding principal and accrued interest on the related Convertible Notes. The amount of warrant shares to be issued became contingent and were based on the number of shares of common stock received by the holder of the Convertible Notes upon conversion of such holder’s Convertible Notes, and at an exercise price equal to the same price per share of the securities issued in the Qualified Financing. The Warrants would have expired on November 21, 2021 in the event of a Qualified Financing or would have expired unissued if the notes were not converted.

Prior to the July 2018 Convertible Note extinguishment, the Warrants were deemed to be free-standing instruments and were accounted for as a liability given the variable number of shares issuable in connection with a possible change of control conversion event. For the December 31, 2017 liability valuation of the Warrants, a Monte Carlo simulation model was used to estimate the aggregate fair value. Input assumptions used were as follows: a risk-free interest rate of 2.08 percent; expected volatility of 50 percent; expected life of 3.89 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies. The Convertible Note proceeds assigned to the Warrants were zero and $440,919 during the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively, which represented their fair value at issuance, and were discounted from the Convertible Notes and reflected as a warrant liability. The discount was amortized to interest expense over the original term of the Convertible Notes using the straight-line method which approximated the effective interest method and was fully amortized by December 31, 2017; the amortization expense recorded was $759,004 during the year ended December 31, 2017. The Company also recorded the fair value changes of the warrant liability associated with the Convertible Notes in the consolidated statements of operations which amounted to a benefit of $(14,865) and an expense of $259,352 for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

The November 2017 amendment resulted in a substantial modification to the original Convertible Notes whereby the maturity date was extended, and the terms associated with the Warrants were revised. The fair value of the underlying convertible notes was $97,223 lower than the carrying value of the Convertible Notes on the date of the modification. The $97,223 difference was recorded as a gain on note extinguishments in the accompanying statements of operations with an offsetting discount to the Convertible Notes. The discount was being amortized over the amended term of the Convertible Notes. The amortization recorded during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017 was $70,324 and $15,756, respectively.

At the time of their issuance, the Convertible Notes contained a 125% conversion premium in the event that a Qualified Financing occurs at a price under $2.25 per common share. The Company determined that the redemption feature under the Convertible Notes qualified as an embedded derivative and was separated from its debt host. The bifurcation of the embedded derivative from its debt host resulted in a discount to the Convertible Notes in the amount of zero and $213,961 during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017, respectively. The discount was being amortized to interest expense over the original term of the Convertible Notes using the straight-line method which approximates the effective interest method and was fully amortized by December 31, 2017; the amortization expense recorded was $340,551 during the year ended December 31, 2017. The embedded derivative was accounted for separately on a fair market value basis. The Company recorded the fair value changes of the premium debt conversion derivative associated with the Convertible Notes in the consolidated statements of operations for a benefit of $(333,183) and $(18,428) for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

In connection with the Convertible Notes, the Company incurred issuance costs in the amount of $151,915, which included (i) a placement agent cash fee, which was $113,610 for the Convertible Notes issued through June 19, 2017 (ii) the obligation to issue a warrant to the placement agent (the “placement agent warrant”) which would have had an exercise price of $2.00 per share of common stock with a total fair value of $4,855 on date of Convertible Note issuance, and (iii) legal expenses of $33,450. The placement agent warrant was issuable at the time the private placement transaction was fully subscribed. The placement agent warrant would have been immediately exercisable on the date of issuance and would have expired five years following the date of issuance. The Company recorded an issuance cost discount to the Convertible Notes in the amount of zero and $39,781 during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017, respectively, and was fully amortized by December 31, 2017; the amortization expense recorded as interest was $74,264 during the year ended December 31, 2017. The balance of the issuance costs in the amount of $38,119 was attributed to the Warrants and was immediately recorded as interest expense upon issuance during the year ended December 31, 2017.

2017 Convertible Notes

On October 4, 2017, the Company initially entered into a subscription agreement with certain investors (the “Subscribers”), pursuant to which the Company, in a private placement (the “Private Placement”), agreed to issue and sell to the Subscribers 8% convertible promissory notes (the “2017 Convertible Notes”) and warrants (the “New Warrants”) to purchase shares of the Company’s capital stock in the event of a conversion event. The number of shares and pricing per share of the New Warrants are based on the underlying conversion event and are exercisable for five years commencing on the triggering conversion event. The subscription agreement, the 2017 Convertible Notes and New Warrants were amended on December 14, 2017 to move up the maturity date of the 2017 Convertible Notes from October 4, 2022 to December 31, 2018, remove subordination provisions and simplify the conversion provision of the 2017 Convertible Notes in the event of a qualified financing as described more fully below, to modify the exercise price of the New Warrants and to increase the authorized subscription amount to $1,500,000. In May 2018, the Board approved an increase in the authorized subscription amount from $1,500,000 to $2,000,000 and extended the offering period from the five month anniversary of the initial closing to the eight month anniversary of the initial closing. The initial closing of the Private Placement was consummated on October 4, 2017, and the Company entered into additional subscription agreements and issued 2017 Convertible Notes in an aggregate principal amount of $1,540,000 to the Subscribers through June 2018 when the Private Placement expired.

The 2017 Convertible Notes bear interest at a fixed rate of 8% per annum and require the Company to repay the principal and accrued and unpaid interest thereon on December 31, 2018 (the “2017 Convertible Notes Maturity Date”). If the Company consummates an equity round of financing resulting in more than $3 million in gross proceeds before December 31, 2018 (the “2017 Convertible Notes Qualified Financing”), the outstanding principal and accrued and unpaid interest on the 2017 Convertible Notes shall automatically convert into the securities issued by the Company in the 2017 Convertible Notes Qualified Financing equal to the outstanding principal and accrued interest on the 2017 Convertible Notes divided by 80% of the price per share of the securities issued by the Company in the 2017 Convertible Notes Qualified Financing. The New Warrants also become exercisable upon a 2017 Convertible Notes Qualified Financing for an amount of shares equal to the number of shares received by the holder in the 2017 Convertible Notes Qualified Financing at the same price per share of the securities issued in the 2017 Convertible Notes Qualified Financing.

Prior to the December 2017 amendment, if the Company had raised more than $3,000,000 in an equity financing before October 4, 2022, the outstanding principal and accrued and unpaid interest on the 2017 Convertible Notes would have automatically converted into the securities issued by the Company in such financing based on the greater number of such securities resulting from either (i) the outstanding principal and accrued interest on the 2017 Convertible Notes divided by $2.25 or (ii) the outstanding principal and accrued interest on the 2017 Convertible Notes multiplied by 1.25, divided by the price paid per security in such financing. The New Warrants would have also become exercisable in conjunction with the 2017 Convertible Notes Qualified Financing.

Lastly, if a change of control transaction occurs prior to the earlier of a 2017 Convertible Notes Qualified Financing or the 2017 Convertible Notes Maturity Date, the 2017 Convertible Notes would, at the election of the holders of a majority of the outstanding principal of the 2017 Convertible Notes, either become payable on demand as of the closing date of such transaction, or become convertible into shares of common stock immediately prior to such transaction at a price per share equal to the lesser of (i) the per share value of the shares of common stock as determined by the Board as if in connection with the granting of stock based compensation or in a private sale to a third party in an arms-length transaction or (ii) at the per share consideration to be paid in such transaction. Change of control means a merger or consolidation with another entity in which the Company’s stockholders do not own more than 50% of the outstanding voting power of the surviving entity or the disposition of all or substantially all of the Company’s assets. The New Warrants also become exercisable upon a change of control transaction for an amount of shares equal to the number of shares received by the holder upon conversion in connection with such transaction at the same price per share that the 2017 Convertible Notes converted in the change of control transaction.

The December 2017 amendment resulted in a substantial modification to the original 2017 Convertible Notes. The Company recorded the 2017 Convertible Note amendment under the provisions of extinguishment accounting. The fair value of the underlying Convertible Notes was $294,615 higher than the carrying value of the Convertible Notes net of unamortized debt discount on the date of the modification. The $294,615 difference as well as legal costs associated with the amendment in the amount of $8,945 were recorded as a loss on convertible notes extinguishments totaling $303,560 in the accompanying statements of operations for the year ended December 31, 2017. After the modification, there remained a debt discount of $27,371 of which $19,510 and $1,286 was amortized during the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

The 2017 Convertible Notes contain a conversion discount in the event of a 2017 Convertible Notes Qualified Financing to equal the outstanding principal and accrued interest on the 2017 Convertible Notes divided by 80% of the price per share of the securities issued by the Company in the 2017 Convertible Notes Qualified Financing. The embedded feature qualified as an embedded derivative and was separated from its debt host. The bifurcation of the embedded derivative from its debt host resulted in a discount to the 2017 Convertible Notes in the amount of $168,384 and $128,525 for the convertible debt issued during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017, respectively. The discount is being amortized to interest expense over the term of the 2017 Convertible Notes using the straight-line method which approximates the effective interest method. The amortization expense was $143,166 and $3,815 for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively. The embedded derivative is accounted for separately on a fair market value basis. The Company recorded the fair value changes of the premium debt conversion derivative associated with all of the 2017 Convertible Notes in the consolidated statements of operations which amounted to an expense of $11,020 and $466 for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

The New Warrants were deemed to be free-standing instruments and were accounted for as a liability given the variable number of shares issuable in connection with a change of control conversion event. A Monte Carlo simulation model was used to estimate the aggregate fair value of the New Warrants. Input assumptions used were as follows: a risk-free interest rate of 2.94 percent and 2.22 percent as of September 30, 2018 and December 31, 2017, respectively; expected volatility of 50 percent as of September 30, 2018 and December 31, 2017; expected life of 5.21 years and 5.38 years as of September 30, 2018 and December 31, 2017, respectively; and expected dividend yield of 0 percent as of September 30, 2018 and December 31, 2017. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies. The 2017 Convertible Note proceeds assigned to the New Warrants were $442,151 and $336,571 during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017, respectively, which represented their fair value at issuance and were discounted from the 2017 Convertible Notes and reflected as a warrant liability. The discount is being amortized to interest expense over the term of the 2017 Convertible Notes using the straight-line method which approximates the effective interest method. The amortization expense was $375,076 and $9,971 for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively. The Company also recorded the fair value changes of the warrant liability associated with all of the 2017 Convertible Notes in the consolidated statements of operations which amounted to an expense of $39,770 and a benefit of $(1,337) for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

In connection with the 2017 Convertible Notes, the Company incurred issuance costs in the amount of $8,133 which consisted of legal costs and was recorded as an issuance cost discount to the 2017 Convertible Notes, of which $2,944 and $157 was amortized to interest expense during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017, respectively.

2017 Convertible Note Subscription Agreement

Pursuant to the subscription agreements entered into in connection with the Private Placement, the Company is entitled to receive notice in the event a holder elects to sell or receives a bona fide offer for any portion of the 2017 Convertible Notes or New Warrants, as applicable, and the right to purchase the 2017 Convertible Notes and associated New Warrants on the same terms as the proposed sale or bona fide offer, as applicable, as long as the Company exercises that right within 15 days of receiving written notice. The Company has granted the subscribers indemnification rights with respect to its representations, warranties, covenants and agreements under the respective subscription agreements.

NOTE 9 - Stock-Based Compensation

During the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, stock-based services expense related to the stock options, restricted stock awards and stock-based award liabilities was included in general and administrative and research and development costs as follows in the accompanying statements of operations:

	2018	2017

General and administrative	$480,653	$2,065
Research and development	5,467	74,729
Total stock-based services expense	$486,120	$76,794

NeuroOne formally adopted an equity incentive plan (the “2016 Plan”) on October 27, 2016 which was subsequently adopted by the Company upon completion of the Acquisition. In addition, the Company adopted a 2017 Equity Incentive Plan (the “2017 Plan”) on April 17, 2017. The 2016 and 2017 Plans provide for the issuance of restricted shares and stock options to employees, directors, and consultants of the Company. The Company reserved 2,292,265 shares of common stock (as adjusted for the exchange ratio in connection with the Acquisition) for issuance under the 2016 and 2017 Plans on a combined basis. The Company began granting stock options and restricted stock awards in the second quarter of 2017. During the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, 2,500 and 365,716 stock options were granted to directors and consultants at a weighted average exercise price of $5.34 and $0.035 per share, respectively. The stock options granted during the nine month transition period ended September 30, 2018 and during the year ended December 31, 2017 had a weighted average grant date fair value of $2.48 and $0.014 per share, respectively, with the vesting period ranging from several weeks upon grant to two months from grant. The options expire ten years from the date of grant. In addition, the Company issued 215,453 shares of restricted common stock at a grant date fair value of $0.034 with performance vesting conditions from the 2016 Plan during the year ended December 31, 2017. There were no restricted common stock awards issued out of the 2016 Plan or 2017 Plan during the nine month transition period ended September 30, 2018. All performance vesting conditions for the restricted common stock were met and there were no unvested shares as of September 30, 2018 and December 31, 2017. Compensation expense associated with restricted common stock was zero and $7,220 for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017, respectively.

The following table summarizes the Company’s stock option plan activity for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017 as follows:

			Weighted-
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (years)	Value(1)
Outstanding at December 31, 2016	—	—	—	—
Granted	365,716	$0.03	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2017	365,716	$0.03	9.3	$908,920
Granted	2,500	$5.34	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at September 30, 2018	368,216	$0.07	8.6	$820,862
Vested and exercisable at September 30, 2018	368,216	$0.07	8.6	$820,862

(1)	The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of our common stock as of September 30, 2018 and December 31, 2017 of $2.30 and $2.52 per share, respectively.

The weighted-average assumptions used in the Black-Scholes option-pricing model are as follows for the stock options granted during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017:

	2018	2017

Expected stock price volatility	49.8%	47.8%
Expected life of options (years)	5.0	5.0
Expected dividend yield	0%	0%
Risk free interest rate	2.8%	1.9%

During the nine month transition period ended September 30, 2018, 2,500 stock options vested, and the weighted average grant date fair value per option was $2.48. During the year ended December 31, 2017, 365,716 stock options and 215,453 restricted stock awards vested. The weighted average grant date fair value per share of common stock issuable upon exercise of options and of restricted stock awards vesting during the year ended December 31, 2017 was $0.014 and $0.034, respectively. No stock options were forfeited during the nine month transition period ended September 30, 2018 or during the year ended December 31, 2017. As of September 30, 2018, 1,708,596 shares were available for future issuance on a combined basis under the 2016 and 2017 Plans.

Other Stock-Based Awards

Up to 250,000 shares of common stock were reserved in February 2018 as a result of a consulting agreement for investor relations services executed in February 2018. Under the agreement, 200,000 shares of common stock were awarded during the nine month transactional period ended September 30, 2018. The shares were awarded based on a performance vesting condition that was met in February 2018 and a time-based vesting condition that was met in both May 2018 and August 2018. The compensation expense related to the vested common shares was included in the total stock-based services expense referenced above which totaled $469,500. The expense was based on the fair value of the underlying common stock at the point of vesting which was $2.52 per share for 100,000 shares that vested in February 2018, $2.30 per share for the 50,000 shares that vested in May 2018, and $2.05 per share for the 50,000 shares that vested in August 2018. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies. The remaining 50,000 shares of the share commitment under the agreement vested in November 2018.

Additionally, the Company recorded stock-based services expense related to unissued stock options associated with a second consulting agreement whereby the number of option shares and pricing will not be set until the occurrence of the award date which is defined as the earlier to occur of a public offering, qualified financing, or December 31, 2018 (as amended from the originally stated June 30, 2018 date). The number of option shares under the agreement is based on a $3,000 monthly compensation amount divided by the fair value of the underlying common stock on the award date. The exercise price will also be set at the fair value of the underlying common stock on the award date. The liability associated with the unissued options was based on an option share equivalent estimate that reflects the portion of the award where performance vesting conditions have been met as of September 30, 2018 and was based on the fair value of the Company’s common stock on September 30, 2018 as the award date has not occurred. The common stock fair value on September 30, 2018 was $2.30 per share and was determined based on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

The stock-based services expense associated with the unissued stock options was $11,153 during the nine month transition period ended September 30, 2018 and is classified in accrued expenses at September 30, 2018. The liability for the unissued stock options was based on the following weighted-average assumptions using the Black-Scholes option-pricing model:

2018

Expected stock price volatility	49.8%
Expected life of options (years)	5.0
Expected dividend yield	0%
Risk free interest rate	2.9%

Upon the issuance of all of the unissued options associated with the stock-based award liabilities, the estimated number of shares available for future issuance as of September 30, 2018 would be reduced from 1,708,596 to 1,698,161 shares as a result of the remaining stock options to be issued upon vesting under the second consulting agreement. The 250,000 shares of common stock issuable under the February 2018 consulting agreement are not eligible for issuance under either the 2016 Plan or 2017 Plan because the 2016 Plan and 2017 Plan limit plan participants to individuals.

NOTE 10 - Stockholders’ Deficit

Private Placement and Corresponding Issuance of Common Stock and Warrants

From July 9, 2018 through September 28, 2018, the Company entered into subscription agreements (each, a “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company, in a private placement (the “2018 Private Placement”), agreed to issue and sell to the Purchasers units (each, a “Unit”), each consisting of (i) 1 share (each, a “Share”) of the Company’s common stock and (ii) a warrant to purchase 1 share of common stock at an initial exercise price of $3.00 per share (the “2018 Warrants”). The initial closing of the 2018 Private Placement was consummated on July 9, 2018. As of September 30, 2018, the Company has issued and sold an aggregate of 445,200 Units to the Purchasers, for total gross proceeds to the Company of approximately $1,113,000 before deducting offering expenses.

In connection with the 2018 Private Placement, the Company has agreed to issue and sell to accredited investors up to a maximum of 4,000,000 Units (the “Maximum Offering”) at a price of $2.50 per Unit for total gross proceeds to the Company of up to $10,000,000. If the 2018 Private Placement is over-subscribed, the Company may, in its discretion sell up to an additional 600,000 Units (the “Over-Allotment”) to cover such over subscriptions. If the Company issues the Maximum Offering amount, 4,000,000 shares of Common Stock (4,600,000 shares of Common Stock if the Over-Allotment is exercised) would be issuable upon exercise of the 2018 Warrants. The Company may conduct any number of additional closings so long as the final closing occurs on or before January 2, 2019. Under the Purchase Agreement, the Company has agreed to use the net proceeds from the 2018 Private Placement to pay the outstanding principal and accrued interest on its 2017 Convertible Notes if such notes do not convert prior to maturity, to pay the principal on its unsecured term loans, for research and development, clinical studies, legal fees and sales and marketing expenses, as well as working capital and general corporate purposes. The Company has granted the Purchasers indemnification rights with respect to its representations, warranties and agreements under the Purchase Agreement.

The 2018 Warrants are exercisable beginning on the date of issuance and will expire on July 9, 2023, five years from the date of the first closing. The 2018 Warrants were accounted for as free standing equity instruments and classified as additional paid-in capital in the accompanying consolidated balance sheets based on their relative fair value to the underlying common shares issued. The fair value of the 2018 Warrants issued was $318,759 and was based on the Black-Scholes pricing model. Input assumptions used were as follows: a risk-free interest rate of 2.82 percent; expected volatility of 49.8 percent; expected life of 4.91 years; and expected dividend yield of 0 percent. The underlying stock price used in the analysis was on a non-marketable basis and was according to the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

In connection with the 2018 Private Placement, the Company recorded issuance costs in the amount of $173,067 as of September 30, 2018. The issuance costs included commissions to the brokers equal to 10% of the gross proceeds from the sale of the Units that qualify for the commission and amounted to $83,800. In addition to the brokers’ commission, the issuance costs included the estimated value of the 5-year warrants to be issued to the brokers to purchase an amount of Common Stock equal to 10% of the total amount of qualifying Shares sold in the 2018 Private Placement at an exercise price of $3.45 per share upon the close of the 2018 Private Placement. A liability in the amount of $26,878 was recorded as of September 30, 2018 related to the broker warrants. Lastly, third party legal costs in the amount $62,389 comprised the balance of the issuance costs incurred as of September 30, 2018.

In connection with the 2018 Private Placement, the Company entered into registration rights agreements with each of the Purchasers pursuant to which the Company has agreed to file a registration statement with the SEC covering the resale of the shares of common stock sold in the 2018 Private Placement and the shares of Common Stock issuable upon exercise of the 2018 Warrants. The Company has agreed to file such registration statement within 75 days of the final closing of the 2018 Private Placement. Each registration rights agreement includes customary indemnification rights in connection with the registration statement.

Warrant Activity and Summary

The following table summarizes warrant activity during the year ended December 31, 2017 and the nine month transition period ended September 30, 2018:

		Exercise Price	Weighted Average
	Warrants	Per Warrant	Exercise Price
Outstanding at January 1, 2017	—	$—	$—
Issued	189,750	$1.80	$1.80
Exercised	—	$—	$—
Forfeited	—	$—	$—
Outstanding and exercisable at December 31, 2017	189,750	$1.80	$1.80
Issued	2,737,822	$1.80 - 3.00	$2.00
Exercised	—	$—	$—
Forfeited	—	$—	$—
Outstanding and exercisable at September 30, 2018	2,927,572	$1.80 - 3.00	$1.98

The following table summarizes information about warrants outstanding at September 30, 2018:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual life (Years)	Number Exercisable at September 30, 2018
$1.80	2,482,372	3.1	2,482,372
$3.00	445,200	4.8	445,200
Total	2,927,572		2,927,572

The July 2017 Acquisition

Pursuant to the Acquisition of NeuroOne on July 20, 2017, the Company acquired 100% of NeuroOne shares in exchange for the issuance of Company shares and NeuroOne became the Company’s wholly-owned subsidiary. Also, at the closing, Mr. Samad (the majority owner of the Company prior to the Acquisition) tendered for cancellation 3,500,000 Company shares held by him as part of the conditions to closing resulting in a net exchange of 1,573,000 shares of common stock (see further details in Note 1 – Organization and Nature of Operations).

At the time of Acquisition, the Company had authorized 100,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.

Predecessor NeuroOne, Inc. Activity

On October 20, 2016, prior to the Merger with the LLC, NeuroOne issued 5,131,514 shares of common stock (as adjusted for the exchange ratio in connection with the Acquisition) as founders’ shares to seven individuals. Three of those investors were officers of NeuroOne. NeuroOne recorded $9,050 of share subscription receivable for these stock issuances in 2016, which remained outstanding as of December 31, 2016. The shares were subscribed at value of $0.03 per share based on a valuation prepared by NeuroOne utilizing a weighted average market value of invested capital methodology. In June 2017, the purchase price owed by the seven individuals for the founders’ shares of NeuroOne under their respective subscription agreements totaling $9,050 was forgiven by NeuroOne prior to the Acquisition.

NOTE 11 - Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the TCJA), which significantly modified U.S. corporate income tax law, was signed into law by President Trump. The TCJA contains significant changes to corporate income taxation, including, but not limited to, the reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and generally eliminating net operating loss carrybacks, allowing net operating losses to carryforward without expiration, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including changes to the deductibility of research and experimental expenditures that will be effective in the future). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain, including to what extent various states will conform to the newly enacted federal tax law.

The Company has recorded the adjustments in the consolidated financial statements in accordance with the TCJA and related guidance with a reduction of $420,000 to its net gross deferred tax assets in December 2017, the period in which the legislation was enacted. The reduction was fully offset by an equal reduction in the Company’s valuation allowance given the Company’s historical net losses, resulting in no net income tax expense being recorded.

The effective tax rate for the Company for the nine month transition period ended September 30, 2018 and for the year ended December 31, 2017 was zero percent. A reconciliation of income tax computed at the statutory federal income tax rate to the provision (benefit) for income taxes included in the accompanying consolidated statements of operations for the Company is as follows:

	2018	2017
Income tax benefit at federal statutory rate	(21.0)%	(34.0)%
State income tax, net of federal benefit	(7.7)	(6.5)
Warrant expense	9.4	10.6
Disqualified interest and other	1.0	0.9
Research credits	(1.5)	(1.2)
U.S. tax reform	—	8.3
Valuation allowance	19.8	21.9
Effective tax rate	—%	—%

Significant components of the Company’s deferred tax assets and liabilities are summarized in the tables below as of September 30, 2018 and December 31, 2017:

	2018	2017
Deferred tax assets:
Federal and state operating loss carryforwards	$1,837,375	$871,371
Acquired intangibles	10,116	5,433
Accruals	73,763	64,151
Convertible notes	28,863	81,904
Research and development credit carryforwards	140,553	63,197
Stock-based compensation	24,598	19,821
Total deferred tax assets	2,115,268	1,105,877
Valuation allowance	(2,115,268)	(1,105,877)
Net deferred tax assets	$—	$—

The deferred tax asset for the convertible notes and the valuation allowance at December 31, 2017 were misstated by $452,845 and have both been revised in the preceding table. The effects of this revision also impacted the effective tax rate reconciliation by increasing the warrant expense percent by 10.6%, decreasing the U.S. tax reform percent by 3.8% and decreasing the valuation allowance percent by 6.8% for the year ended December 31, 2017. These immaterial adjustments to the 2017 disclosures had no impact on our net loss or reported net loss per share for the year ended December 31, 2017.

As of September 30, 2018 and December 31, 2017, the Company had gross deferred tax assets of approximately $2,115,000 and $1,106,000, respectively. Realization of the deferred assets is primarily dependent upon future taxable income, if any, the amount and timing of which are uncertain. The Company has had significant pre-tax losses since its inception. The Company has not yet generated revenues and faces significant challenges to becoming profitable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance of approximately $2,115,000 and $1,106,000 as of September 30, 2018 and December 31, 2017, respectively. U.S. net deferred tax assets will continue to require a valuation allowance until the Company can demonstrate their realizability through sustained profitability or another source of income.

As of September 30, 2018 and December 31, 2017, the Company’s federal net operating loss carryforwards were approximately $6,393,000 and $3,032,000, respectively. The Company had federal research credit carryforwards as of September 30, 2018 and December 31, 2017 of approximately $83,000 and $36,000, respectively. The federal net operating loss incurred prior to January 1, 2018 and tax credit carryforwards will begin to expire in 2036 if not utilized. Federal net operating losses incurred after December 31, 2017 will not expire. As of September 30, 2018 and December 31, 2017, the Company had state net operating loss carryforwards of approximately $6,393,000 and $3,032,000, respectively. The Company had state research credit carryforwards of approximately $57,000 and $27,000 as of September 30, 2018 and December 31, 2017, respectively. The state net operating loss carryforwards will begin to expire in 2031, if not utilized, and the state research credit carryforwards will begin to expire in 2032 if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more “5-percent shareholders” increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period or beginning the day after the most recent ownership change, if shorter. The annual limitation may result in the expiration of net operating losses and credits before utilization.

In accordance with ASC 740, Income Taxes (“ASC 740”), specifically related to uncertain tax positions, a Company is required to use a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination, and accordingly, no reserves or related accruals for interest and penalties have been recorded at September 30, 2018 and December 31, 2017.

In accordance with this guidance, the Company has adopted a policy under which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in operating expenses in the statements of operations.

The Company’s corporate returns are subject to examination for the 2016 and 2017 tax years for federal and subject to examination for the 2016 and 2017 tax years in one state jurisdiction.

NOTE 12 - Defined Contribution Plan

The Company adopted a 401(k) defined contribution plan (the “401K Plan”) on January 1, 2017, which was amended and restated on March 1, 2018 (the “Restatement”), for all employees over age 21. Employees can defer up to 100% of their compensation through payroll withholdings into the 401K Plan subject to federal law limits. The Company began matching in the fourth quarter of 2017 on deferrals at 100% of deferrals up to 3% of one’s contributions and 50% on deferrals over 3%, but not exceeding 5% of one’s contributions up through the Restatement. The Company’s matching contributions to employee deferrals became discretionary after the Restatement. The Company may also make discretionary profit sharing contributions under the 401K Plan in the future, but it has not done so through September 30, 2018.

Employee contributions and any employer matching contributions made to satisfy certain non-discrimination tests required by the Internal Revenue Code are 100% vested upon contribution. Discretionary employer matches to employee deferrals vest over a six year period beginning on the second anniversary of an employee’s date of hire. Discretionary profit sharing contributions vest over a five year period beginning on the first anniversary of an employee’s date of hire. The amount of matching contributions made during the nine month transition period ended September 30, 2018 and the year ended December 31, 2017 was $7,779 and $27,000, respectively.

NOTE 13 - Subsequent Events

2018 Private Placement

Between October 1, 2018 through November 30, 2018, the Company issued and sold an aggregate of 170,000 additional Units to the Purchasers, for total gross proceeds to the Company of approximately $425,000 before deducting offering expenses. The additional Units have identical terms to the 2018 Private Placement disclosed in Note 10 – Stockholders’ Deficit.

Unsecured Loans

In November 2018, the Company received cash gross proceeds from unsecured loans represented by two promissory notes in the amounts of $45,000 and $100,000 from stockholders who each owned over 5% of the Company’s common stock. The loans are interest free and require that we repay the principal in full on the earlier of the closing of an equity round of financing of the Company resulting in more than $5 million in gross proceeds or November 14, 2019.

Advisory Board Stock Option Grants

In November 2018 and December 2018 the Board of Directors approved for grant, to seven scientific advisory board members, a total of 175,000 stock options for the purchase of common stock. The options when issued will vest monthly over a three year period commencing January 1, 2019.

Office Lease

The Company leased a 5,196 square foot facility for use as its corporate headquarters location in Minnetonka, Minnesota effective December 1, 2018. The lease expires on October 31, 2019 and the monthly rent is $4,763.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by NeuroOne Medical Technologies Corporation  (the “Company”), or the Registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Nature of Expense	Amount
SEC registration fee	$805
Accounting fees and expenses	15,000
Legal fees and expenses	40,000
Transfer agent’s fees and expenses	1,000
Printing and related fees	2,500
Miscellaneous	10,000
Total	$69,305

Item 14. Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Company’s certificate of incorporation provides for the indemnification of its directors to the fullest extent permitted under the Delaware General Corporation Law. The Company’s bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

●	transaction from which the director derives an improper personal benefit;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares; or

●	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation includes such a provision. Under the Company’s bylaws, expenses incurred by any director or officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company, as long as such undertaking remains required by the Delaware General Corporation Law.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including reasonable attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Company or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification, other than the letter received by the Company in May 2017 from the former employer of Mark Christianson and Wade Frederickson claiming, among other things, certain breaches of non-competition obligations and confidentiality and non-disclosure obligations to such prior employer and federal and state law by virtue of such officers’ work for the Company. See “We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors” under the “Risk Factors” section in the prospectus that is part of this registration statement.

The Company has an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act  of 1933, as amended (the “Securities Act”) or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Between December 28, 2018 and February 4, 2019 the Company entered into subscription agreements with accredited investors, pursuant to which the Company, in a private placement (the “2019 Private Placement”), agreed to issue and sell to the purchasers units for $2.50 per unit. Each unit consisted of (i) one share of the Company’s common stock, par value $0.001 per share (the “Common Stock”) and (ii) a warrant to purchase one share of the Company’s Common Stock at an initial exercise price of $3.00 per share. The warrants are exercisable beginning on the date of issuance and expire on December 28, 2023. The Company has issued an aggregate of 214,000 units, for total gross proceeds to the Company of approximately $535,000 in connection with all closings of the 2019 Private Placement. In connection with the 2019 Private Placement, Paulson Investment Company (“Paulson”) will receive a cash commission equal to 12% of the gross proceeds from the sale of the Units to certain investors (“Paulson Investors”), and HRA Capital will receive a cash commission equal to 8% of the gross proceeds from the sale of the Units to certain investors (“HRA Investors”). In addition, the Company will issue 5-year warrants to Paulson to purchase an amount of Common Stock equal to 10% of the Shares sold in the 2019 Private Placement to Paulson Investors at an exercise price of $2.75 per share, and the Company will issue 5-year warrants to HRA Capital to purchase an amount of Common Stock equal to 8% of the Shares sold in the 2019 Private Placement to HRA Investors at an exercise price of $3.00 per share.

Between July 9, 2018 and November 30, 2018, the Company entered into subscription agreements with accredited investors, pursuant to which the Company, in a private placement (the “2018 Private Placement”), agreed to issue and sell to the purchasers units for $2.50 per unit. Each unit consisted of (i) one share of the Company’s Common Stock and (ii) a warrant to purchase one share of the Company’s Common Stock at an initial exercise price of $3.00 per share. The Company issued an aggregate of 615,200 units, for total gross proceeds to the Company of approximately $1,538,000 in connection with all closings of the 2018 Private Placement. All of the shares of Common Stock (i) issued under the 2018 Private Placement and (ii) issuable pursuant to exercise of the warrants issued under the 2018 Private Placement are being registered under this Registration Statement. For more information about the units issued in the 2018 Private Placement, see “Description of the Securities to be Registered.”

On February 6, 2018, pursuant to a services agreement with JLS Ventures, LLC (“JLS”), the Company agreed to issue to JLS an aggregate of 250,000 shares of Common Stock for investor relations services. The Company issued to JLS 100,000 shares of Common Stock on April 26, 2018, 50,000 shares of Common Stock on May 7, 2018, 50,000 shares of Common Stock on August 29, 2018, and 50,000 shares of Common Stock on November 2, 2018.

From November 2016 through June 2017, NeuroOne, Inc. entered into subscription agreements with the subscribers (the “Series 1 Subscribers”) identified therein (the “Series 1 Subscription Agreements”). Pursuant to the terms of the Series 1 Subscription Agreements, NeuroOne, Inc. issued to the Series 1 Subscribers convertible promissory notes, which were amended in December 2016 and November 2017 (as amended, the “Series 1 Notes”), and warrants to purchase shares of the Company’s capital stock, which were amended in June 2017 and November 2017  (as amended, the “Series 1 Warrants”). The Company and NeuroOne, Inc. consummated the transactions contemplated by the Agreement and Plan of Merger and Reorganization on July 20, 2017 and the Company assumed the Series 1 Notes and the Series 1 Warrants on such date. The total amount of Series 1 Notes sold pursuant to the Series 1 Subscription Agreements was $1,625,120.

On August 18, 2017, the Company entered into subscription agreements with the subscribers (the “Series 2 Subscribers”, and together with the Series 1 Subscribers, the “Subscribers”) identified therein (the “Series 2 Subscription Agreements”). Pursuant to the terms of the Series 2 Subscription Agreements, the Company issued to the Series 2 Subscribers promissory notes, which were amended in November 2017 and March 2018 (as amended, the “Series 2 Notes”, and together with the Series 1 Notes, the “Notes”), and warrants to purchase shares of the Company’s capital stock, which were amended in March 2018 (as amended, the “Series 2 Warrants”, and together with the Series 1 Warrants, the “Original Warrants”). In addition to the Series 2 Warrants, in March 2018 the Company issued to the Series 2 Subscribers additional warrants to purchase shares of the Company’s capital stock (the “Additional Warrants”, and together with the Original Warrants, the “Warrants”). The total amount of Series 2 Notes sold pursuant to the Series 2 Subscription Agreements was $253,000.

Effective as of July 2, 2018, the Company entered into the Series 1 Notes Debt Conversion Agreement with each Series 1 Subscriber and the Series 2 Notes Debt Conversion Agreement with each Series 2 Subscriber (the “Conversion Agreements”) to (i) convert the outstanding principal and accrued and unpaid interest (the “Outstanding Balance”) under the Notes into shares of the Company’s Common Stock based on the Outstanding Balance divided by $1.80 per share (the “Conversion Shares”); (ii) cancel and extinguish the Notes; and (iii) amend and restate the Warrants to make them immediately exercisable upon conversion, at a per share exercise price equal to $1.80 per share. As consideration for the early conversion of the Notes, the Company issued each Subscriber a new warrant (the “Payment Warrants”), exercisable for up to the number of shares of Common Stock equal to the number of Conversion Shares received by such Subscriber; at a per share exercise price of $1.80 per share. The Payment Warrants are exercisable commencing on July 2, 2018, and expire on November 21, 2021.

Pursuant to the Conversion Agreements, $1,804,064 of the outstanding principal and interest of the Series 1 Notes was converted into 1,002,258 shares of Common Stock and $259,297 of the outstanding principal and interest of the Series 2 Notes was converted into 114,053 shares of Common Stock. Additionally, as of July 2, 2018, 2,482,372 shares of Common Stock were issuable upon exercise of the Warrants and Payment Warrants.

From October 2017 to May 2018, the Company entered into subscription agreements with institutional and accredited investors, pursuant to which the Company, in a private placement, agreed to issue and sell to subscribers 8% convertible promissory notes (each maturing on October 4, 2022) (the “Series 3 Notes”) and warrants to purchase shares of the Company’s capital stock. On December 14, 2017, the Company and holders of a majority in aggregate principal amount of the Series 3 Notes entered into the Amended and Restated Subscription Agreement, amending certain of the terms of the note and the warrant, including to extend the maturity date of the Series 3 Notes to December 31, 2018. On December 31, 2018, the Company and holders of a majority in aggregate principal amount of the Series 3 Notes entered into a written consent to amend each note to extend the maturity date of the Series 3 Notes to June 30, 2019. The Company issued Series 3 Notes in an aggregate principal amount of $1,540,000 in connection with all closings of this private placement.

Prior to the Merger, between October 16 and October 20, 2016, NeuroOne, Inc. issued 301,670 NeuroOne Shares of common stock of NeuroOne, Inc. (5,131,514 Company shares giving effect to the Acquisition) as founders’ shares in a private placement to seven individuals (who were all accredited investors), including three officers of the Company. The value applied was $0.03 per NeuroOne Share based on a valuation utilizing a weighted average market value of invested capital methodology. In June 2017, the purchase price owed by the seven individuals for the founders’ shares under their respective subscription agreements totaling $9,050 was forgiven by the Company in its entirety.

In April 2017, NeuroOne, Inc. issued 12,666 restricted NeuroOne Shares (215,453 Company shares giving effect to the Acquisition), subject to vesting, to one of our executive officers under the 2016 Plan. Between January 2017 and June 2017, NeuroOne, Inc. granted options to purchase NeuroOne, Inc. common stock (“NeuroOne Options”) under the 2016 Plan to purchase an aggregate of 21,500 NeuroOne Shares (365,716 Company shares giving effect to the Acquisition), each with an exercise price of $0.59 per NeuroOne Share ($0.035 per Company share giving effect to the Acquisition), to certain of its consultants and directors.

In May 2017, NeuroOne, Inc. issued to Mayo 50,556 NeuroOne Shares (859,976 Company shares giving effect to the Acquisition) pursuant to a Subscription Agreement, as required by the terms of the Mayo Development Agreement.

At the closing of the Acquisition, pursuant to and in connection with the Acquisition, we issued

●	6,291,994 Company shares to the former stockholders of NeuroOne, Inc.;

●	Company Options for the purchase of an aggregate of 365,716 Company shares; and

●	Company Warrants, which are exercisable for Company Shares following conversion of the Notes on their terms.

In February 2016, a related party loaned the Company $5,703. The note was interest free until December 31, 2016 after which time it accrued interest at 6% per annum. The note was convertible at the option of the holder into shares of Original Source Music, Inc. common stock, and matured on March 31, 2017.

In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act or Regulation D promulgated under the Securities Act for transactions not involving a public offering.

Item 16.   Exhibits and Financial Statement Schedules.

(a) Exhibits.

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial statement schedule.

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17.   Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Document

2.1 *	Agreement and Plan of Merger and Reorganization by and among NeuroOne Medical Technologies Corporation, OSOK Acquisition Company and NeuroOne, Inc. dated as of July 20, 2017 (incorporated by reference to Exhibit 2.1 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

2.2	Plan of Conversion of NeuroOne Medical Technologies Corporation dated June 20, 2017 (incorporated by reference to Exhibit 2.1 on the Registrant’s Current Report on Form 8-K filed on June 29, 2017)

3.1	Certificate of Incorporation of NeuroOne Medical Technologies Corporation (incorporated by reference to Exhibit 3.4 on the Registrant’s Current Report on Form 8-K filed on June, 29, 2017)

3.2	Bylaws of NeuroOne Medical Technologies Corporation (incorporated by reference to Exhibit 3.5 on the Registrant’s Current Report on Form 8-K filed on June 29, 2017)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

5.1	Opinion of Honigman LLP

10.1 #	Exclusive Start-Up Company License Agreement; WARF Agreement No. 14-00333 by and between Wisconsin Alumni Research Foundation and Neuro One LLC, dated October 1, 2014 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.2 #	Amendment to Exclusive Start-Up Company License Agreement by and between Wisconsin Alumni Research Foundation, Neuro One LLC, and NeuroOne, Inc. dated as of February 22, 2017 (incorporated by reference to Exhibit 10.2 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.3 #	Mayo Foundation for Medical Education and Research Amended and Restated License and Development Agreement by and between Mayo Foundation for Medical Education and Research, and NeuroOne LLC dated as of May 25, 2017 (incorporated by reference to Exhibit 10.3 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.4	Form of October 2016 Common Stock Subscription Agreement (incorporated by reference to Exhibit 10.4 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.5	Form of November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.5 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.6	Form of Promissory Note issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.6 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.7	First Amendment to Promissory Note issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.7 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

Exhibit No.	Document

10.8	Form of Second Amendment to Promissory Note issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 4.3 on the Registrant’s Current Report on Form 8-K filed on November 27, 2017)

10.9	Form of Capital Stock Purchase Warrant issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.8 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.10	Form of First Amendment to Capital Stock Purchase Warrant issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.9 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.11	Form of Second Amendment to Capital Stock Purchase Warrant issued pursuant to November 2016 Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 4.4 on the Registrant’s Current Report on Form 8-K filed on November 27, 2017)

10.12	Stockholders Agreement by and among NeuroOne, Inc., and the stockholders party thereto dated as of October 20, 2016 (incorporated by reference to Exhibit 10.10 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.13 +	2016 Equity Incentive Plan of NeuroOne, Inc. (incorporated by reference to Exhibit 10.11 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.14 +	Form of Stock Option Award Agreement pursuant to 2016 Equity Incentive Plan of NeuroOne, Inc. (incorporated by reference to Exhibit 10.12 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.15 +	Restricted Stock Purchase Agreement by and between NeuroOne, Inc. and Thomas Bachinski, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.13 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.16 +	2017 Equity Incentive Plan of the Company (incorporated by reference to Appendix G to Schedule 14C filed on April 20, 2017)

10.17 +	NeuroOne Medical Technologies Corporation 2017 Equity Incentive Plan Option Agreement (incorporated by reference to Exhibit 10.15 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.18 +	NeuroOne Medical Technologies Corporation 2017 Equity Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.16 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.19 +	Employment Agreement by and between NeuroOne LLC and Dave Rosa, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.17 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.20 +	Offer Letter to Mark Christianson from NeuroOne, Inc. dated December 1, 2016 (incorporated by reference to Exhibit 10.18 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.21 +	Offer Letter to Thomas Bachinski from NeuroOne, Inc. dated January 9, 2017 (incorporated by reference to Exhibit 10.19 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

Exhibit No.	Document

10.22 +	Offer Letter to Wade Fredrickson from NeuroOne, Inc. dated December 1, 2016 (incorporated by reference to Exhibit 10.20 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.23 +	Form of Indemnification Agreement with the Company’s Officers and Directors (incorporated by reference to Appendix E to Schedule 14C filed on April 20, 2017)

10.24	Resignation Letter of Amer Samad (incorporated by reference to Exhibit 10.22 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.25 +	Release Agreement of Wade Fredrickson dated June 28, 2017 (incorporated by reference to Exhibit 10.23 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

10.26 +	Employment Agreement by and between NeuroOne Medical Technologies Corporation and David A. Rosa dated August 4, 2017 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on August 7, 2017)

10.27	Form of August 2017 Subscription Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on August 23, 2017)

10.28	Form of Promissory Note issued pursuant to August 2017 Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed on August 23, 2017)

10.29	First Amendment to Promissory Note by and between NeuroOne Medical Technologies Corporation and the Subscribers dated as of November 30 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on December 6, 2017)

10.30	Form of Capital Stock Purchase Warrant pursuant to August 2017 Subscription Agreement (incorporated by reference to Exhibit 4.2 on the Registrant’s Current Report on Form 8-K filed on August 23, 2017)

10.31	Form of October 2017 Subscription Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on October 6, 2017)

10.32	Form of Promissory Note issued pursuant to October 2017 Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed on October 6, 2017)

10.33	Form of Capital Stock Purchase Warrant issued pursuant to October 2017 Subscription Agreement (incorporated by reference to Exhibit 4.2 on the Registrant’s Current Report on Form 8-K filed on October 6, 2017)

10.34	Form of Amended and Restated Subscription Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed on December 20, 2017)

10.35	Form of Amended and Restated Promissory Note issued pursuant to Amended and Restated Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed on December 20, 2017)

10.36	Form of Amended and Restated Capital Stock Purchase Warrant issued pursuant to Amended and Restated Promissory Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 4.2 on the Registrant’s Current Report on Form 8-K filed on December 20, 2017)

Exhibit No.	Document

10.37	Form of Amended and Restated Note issued pursuant to August 2017 Subscription Agreement, as amended (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed on March 16, 2018)

10.38	Form of Replacement Warrant issued pursuant to August 2017 Subscription Agreement, as amended (incorporated by reference to Exhibit 4.2 on the Registrant’s Current Report on Form 8-K filed on March 16, 2018)

10.39	Form of Additional Warrant issued pursuant to August 2017 Subscription Agreement, as amended (incorporated by reference to Exhibit 4.3 on the Registrant’s Current Report on Form 8-K filed on March 16, 2018)

10.40 +	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.40 on the Registrant’s Annual Report on Form 10-K filed April 16, 2018)

10.41	Lock-up Agreement, effective as of March 1, 2018 by and between Wade Fredrickson and the Company (incorporated by reference to Exhibit 10.41 on the Registrant’s Annual Report on Form 10-K filed April 16, 2018)

10.42	Promissory Note between the Company and Lifestyle Healthcare LLC, dated May 17, 2018 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed May 23, 2018)

10.43	Promissory Note between the Company and Jainal Bhuiyan, dated May 17, 2018 (incorporated by reference to Exhibit 10.2 on the Registrant’s Current Report on Form 8-K filed May 23, 2018)

10.44	Form of Series 1 Notes Debt Conversion Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed July 6, 2018)

10.45	Form of Series 2 Notes Debt Conversion Agreement (incorporated by reference to Exhibit 10.2 on the Registrant’s Current Report on Form 8-K filed July 6, 2018)

10.46	Form of Warrant (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed July 13, 2018)

10.47	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed July 13, 2018)

10.48	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 on the Registrant’s Current Report on Form 8-K filed July 13, 2018)

10.49	Amendment to Lock-Up Agreement, dated July 17, 2018, between the Company and Wade Frederickson (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed July 23, 2018)

10.50	Promissory Note between the Company and Lifestyle Healthcare LLC, dated November 14, 2018 (incorporated by reference to Exhibit 10.3 on the Registrant’s Current Report on Form 8-K filed November 20, 2018)

Exhibit No.	Document

10.51	Promissory Note between the Company and Jainal Bhuiyan, dated November 14, 2018 (incorporated by reference to Exhibit 10.4 on the Registrant’s Current Report on Form 8-K filed November 20, 2018)

10.52 +	Description of compensatory arrangement with Thomas Bachinski (incorporated by reference to Exhibit 10.50 on the Registrant’s Registration Statement on Form S-1/A filed October 30, 2018)

10.53	Sublease Agreement between National American University and NeuroOne Medical Technologies Corporation, dated November 13, 2018 (incorporated by reference to Exhibit 10.51 on the Registrant’s Transition Report on Form 10-KT filed December 12, 2018)

10.54 +	Employee Proprietary Information, Inventions, Assignment and Non-Competition Agreement (incorporated by reference to Exhibit 10.52 on the Registrant’s Transition Report on Form 10-KT filed December 12, 2018)

10.55	Promissory Note between the Company and Lifestyle Healthcare LLC, dated December 12, 2018 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed December 18, 2018)

10.56	First Amendment to Convertible Promissory Notes, dated as of December 31, 2018 (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed December 31, 2018)

10.57	Form of Warrant (incorporated by reference to Exhibit 4.1 on the Registrant’s Current Report on Form 8-K filed January 4, 2019)

10.58	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 on the Registrant’s Current Report on Form 8-K filed January 4, 2019)

10.59	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 on the Registrant’s Current Report on Form 8-K filed January 4, 2019)

10.60 +	Offer Letter between Scott Heuler and NeuroOne Medical Technologies Corporation, dated December 10, 2018

16.1	Letter from Pritchett, Siler & Hardy, P.C., dated July 11, 2017 (incorporated by reference to Exhibit 16.2 on the Registrant’s Current Report on Form 8-K filed on July 20, 2017)

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 on the Registrant’s Annual Report on Form 10-K filed April 16, 2018)

23.1	Consent of BDO USA, LLP

23.2	Consent of Honigman LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included in signature page hereto)

Exhibit No.	Document

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the Securities and Exchange Commission upon request.

#	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Eden Prairie, State of Minnesota, on February 11, 2019.

NeuroOne Medical Technologies Corporation

By:	/s/ David Rosa
David Rosa
Its:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints David Rosa his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Rosa	February 11, 2019
David Rosa
Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Paul Buckman	February 11, 2019
Paul Buckman Director

/s/ Suraj Kalia	February 11, 2019
Suraj Kalia
Director

/s/ Jeffrey Mathiesen	February 11, 2019
Jeffrey Mathiesen
Director